Filed pursuant to Rule 424(b)(3)
Registration No. 333-165155

PROSPECTUS

Up to 4,356,582 Shares of Common Stock

This prospectus relates to the offering by the selling stockholders of WaferGen Bio-systems, Inc. of up to 4,356,582 shares of common stock, par value $0.001 per share. These shares include 3,390,335 issued and outstanding shares of common stock and 966,247 shares of common stock underlying warrants issued to the selling stockholders in connection with a private placement offering completed in December 2009 and January 2010 (the “December 2009 Private Placement”). The common stock and related warrants were sold as units at a purchase price of $1.50 per unit, with each unit consisting of (i) one share of common stock and (ii) a warrant to purchase 25% of one share of common stock at an exercise price of $2.50 per whole share.

The selling stockholders have advised us that they will sell the shares of common stock from time to time in the open market, on the OTC Bulletin Board, in privately negotiated transactions or a combination of these methods, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices.

We will not receive any proceeds from the sale of common stock by the selling stockholders.

Our common stock is traded on the OTC Bulletin Board under the symbol “WGBS.OB”. On April 8, 2010, the closing price of our common stock was $2.98 per share.

Investing in our common stock involves a high degree of risk. Before making any investment in our common stock, you should read and carefully consider the risks described in this prospectus under “Risk Factors” beginning on page 4 of this prospectus.

You should rely only on the information contained in this prospectus or any prospectus supplement or amendment thereto. We have not authorized anyone to provide you with different information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated April 9, 2010

SUMMARY

This summary does not contain all of the information that should be considered before investing in our common stock. Investors should read the entire prospectus carefully, including the more detailed information regarding our business, the risks of purchasing our common stock discussed in this prospectus under “Risk Factors” beginning on page 4 of this prospectus and our financial statements and the accompanying notes beginning on page F-1 of this prospectus.

As used in this prospectus, unless content requires otherwise, “WBSI”, the “Company”, “we”, “us”, and “our” refer to WaferGen Bio-systems, Inc., a Nevada corporation, and its wholly-owned subsidiary, WaferGen, Inc., a Delaware corporation, taken as a whole, and also refer to the operations of WaferGen, Inc. prior to the May 31, 2007 merger, discussed below, which resulted in WaferGen, Inc. becoming a wholly-owned subsidiary of ours. Hereinafter, WaferGen, Inc. is sometimes referred to as “WaferGen.”

Our Company

WaferGen was incorporated in Delaware on October 22, 2002. Since beginning operations in 2003, we have been engaged in the development, manufacture and marketing of laboratory analytical instruments for gene expression, genotyping and stem-cell research for the life sciences and pharmaceutical drug discovery industries. On May 31, 2007, WaferGen merged with a subsidiary of WBSI and became a wholly-owned subsidiary of WBSI, which is continuing the business of WaferGen as a publicly traded company. In this prospectus, we refer to the merger and reorganization transactions consummated on May 31, 2007 as the “Merger.”

Our products are aimed at professionals who perform genetic analysis and cell biology, primarily at pharmaceutical and biotech companies, academic and private research centers and diagnostics companies involved in biomarker research. Through our SmartChip Real Time Polymerase Chain Reaction System (“SmartChip System”) and SmartSlide™ Micro-incubation System (“SmartSlide™ System”) products, we are aiding professionals in re-defining performance standards with significant time and cost savings in the fields of pharmacogenomics and toxicogenomics.

The SmartSlide™ System provides a controlled environment and physiological conditions for time lapse imaging studies, allowing researchers to characterize, differentiate, and proliferate various cells, as well as providing optimal growth conditions for cells that are difficult to grow, such as stem and primary cells. We introduced our SmartSlide™ System through the early access program during 2006 and made our first sales during October 2006. We generated $379,373 and $621,866 of revenue from sales of SmartSlide™ in 2009 and 2008, respectively. SmartSlide™ System sales have been generated from a handful of customers only, although we believe that there is an extensive market of more than 35,000 research laboratories around the world that are potential SmartSlide™ System customers, and that as the Company grows and further develops its sales efforts, we will increase our customer base. However, the Company is primarily focusing on the development and commercialization of the SmartChip System, which we believe has significantly greater potential than SmartSlide™.

We are completing development of our SmartChip System, which is an innovative real-time polymerase chain reaction tool to allow scientists, in a single step, to achieve greater sensitivity and accuracy in gene expression than present methods, allowing identification of the full spectrum of expressed genes (rather than only a portion thereof), with the ability to discriminate small changes in expression. Gene expression is fundamental in understanding many disease processes and hence, drug efficacy. We believe that an era is dawning of personalized treatment based on genetic analysis that will initially provide options for patients with certain malignancies and will expand to other diseases. The SmartChip System’s high density, rapid cycling configuration is expected to provide throughput levels that are expected to will deliver clinical research solutions at a fraction of the time and cost currently possible with existing competing systems. The SmartChip System will be also be used for genotyping. During the final stages of the SmartChip System development we expect to incur significant additional costs completing development and commercialization of this product. We are shipping our SmartChip System to selected early access customers in the first half of 2010, and are working towards a system ready for general commercial availability in the second half of 2010. Prior to commercialization of our SmartChip System, we are offering a service for gene-expression profiling using the SmartChip System in-house.

WaferGen intends to employ a business model that generates revenue from both the sale of instruments (i.e. the SmartChip System) and a recurring revenue stream from the sale of consumables (i.e. the SmartChip), similar to the “razor and razor blade” business model. In addition, by offering our service for gene-expression profiling of thousands of genes using the SmartChip System in-house, we are generating a short-term revenue stream prior to commercialization and offering early access to the product. We have started exploring, and will continue to explore in 2010, sales channel partners who are already marketing other similar products. We expect to hire new sales and support personnel for marketing SmartChip Systems.

We intend to pursue an intellectual property portfolio, including filing a number of U.S. and international patent applications and in-licensing certain patents covering products, methodologies, integration and applications. In our in-licensing arrangements, we have obtained intellectual property rights from third parties related to the development and marketing of the products, integration or applications covered by such licensed intellectual property. We presently have two patents issued in the U.S. with respect to our SmartChip products and technologies, and a number of pending patent applications worldwide that relate to our SmartChip System. In addition to our patents, we rely on trade secrets, know-how, and copyright and trademark protection. Our success may depend on our ability to protect our intellectual property rights.

WaferGen’s revenue is subject to fluctuations due to the timing of sales of high-value products and service projects, the impact of seasonal spending patterns, the timing and size of research projects its customers perform, changes in overall spending levels in the life science industry and other unpredictable factors that may affect customer ordering patterns. Any significant delays in the commercial launch or any lack or delay of commercial acceptance of new products, unfavorable sales trends in existing product lines, or impacts from the other factors mentioned above, could adversely affect WaferGen’s revenue growth or cause a sequential decline in quarterly revenue.

Since inception, WaferGen has incurred substantial operating losses. As of December 31, 2009, WaferGen’s accumulated deficit was $30,266,788 and the total stockholders’ equity was $1,430,255, which would have been a stockholders’ deficit of $2,998,777 were it not for the $4,429,032 raised late in December 2009 by issuing the shares that are the subject of this prospectus. Losses have principally occurred as a result of the substantial resources required for the research, development, and manufacturing scale-up effort required to commercialize WaferGen’s products and services. WaferGen expects to continue to incur substantial costs for research, development, and manufacturing scale-up activities over the next several years. WaferGen will also need to increase its selling, general and administrative costs as it builds up its sales and marketing infrastructure to expand and support the sale of systems, other products, and services.

Our audited consolidated financial statements for the fiscal year ended December 31, 2009 were prepared on a going concern basis in accordance with United States generally accepted accounting principles. The going concern basis of presentation assumes that we will continue in operation for the foreseeable future and will be able to realize our assets and discharge our liabilities and commitments in the normal course of business. However, the report of our independent registered public accounting firm on our audited consolidated financial statements for the fiscal year ended December 31, 2009 has indicated that we have incurred significant losses from operations and our dependence on equity and debt financing raise substantial doubt about our ability to continue as a going concern. Our accumulated deficit at December 31, 2009 was $30.27 million.

For more information regarding our business, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” included elsewhere in this prospectus.

Corporate Information

We were incorporated under the laws of the State of Nevada on August 4, 2005 under the name Scuttlebutt Yachts, Inc. We changed our name to La Burbuja Cafe, Inc. on June 20, 2006 and to WaferGen Bio-systems, Inc. on January 31, 2007 in anticipation of the Merger with WaferGen. Our principal executive offices are located at 7400 Paseo Padre Parkway, Fremont, California 94555. The telephone number at our principal executive offices is (510) 651-4450. Our website address is www.wafergen.com. Information contained on our website is not deemed part of this prospectus, other than our Code of Business Conduct and Ethics, which is incorporated by reference.

The Offering

This prospectus relates to the resale from time to time by the selling stockholders identified in this prospectus of up to 4,356,662 shares of our common stock. The common stock, together with certain related warrants to purchase our common stock, were purchased by the selling stockholders in a series of private placements made exclusively to accredited investors completed in December 2009 and January 2010. No shares are being offered for sale by the Company.

Common stock outstanding prior to offering	33,549,399 (1)

Common stock offered by the selling stockholders	4,356,582 (2)

Common stock to be outstanding after the offering	34,515,646 (3)

Use of Proceeds	We will not receive any proceeds from the sale of common stock offered by the selling stockholders under this prospectus.

OTC Bulletin Board Symbol	“WGBS.OB”

(1) As of March 24, 2010. Includes 3,390,335 shares of common stock issued to the selling stockholders in connection with the December 2009 Private Placement.

(2) Includes 966,247 shares of common stock offered by the selling stockholders issuable upon exercise of the warrants.

(3) Assumes the full exercise of the warrants held by the selling stockholders to acquire 966,247 shares of common stock and assumes that all other outstanding warrants and options are not exercised.

Background

Pursuant to the terms of securities purchase agreements which we entered into with certain of the selling stockholders, we raised approximately $5.09 million in gross proceeds in exchange for the issuance of shares of our common stock and related warrants to purchase our common stock. The common stock and related warrants were sold as units at a purchase price of $1.50 per unit, with each unit consisting of (i) one share of common stock and (ii) a warrant to purchase 25% of one share of common stock at an exercise price of $2.50 per whole share. The common stock and related warrants were sold at three closings that occurred on December 23, 2009, December 30, 2009 and January 6, 2010.

Gilford Securities, Inc. (“Gilford”) acted as our principal selling agent in connection with the offering. In accordance with the terms of our selling agent agreement with Gilford, we issued to Gilford and its designees warrants to purchase 118,662 shares of our common stock as compensation for its services to us, and we have paid Gilford and its designees cash commissions totaling approximately $381,420.

The warrants issued to the selling stockholders, including the warrants to Gilford and its designees, have a term of five-years and are subject to weighted average anti-dilution protection in the event the Company subsequently issues its shares of common stock, or securities convertible into shares of common stock, for a price of less than $2.50 per share. The warrants are immediately exercisable.

The issuances of securities described above are exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(2) thereof.

Plan of Distribution

This offering is not being underwritten. The selling stockholders will sell their shares of our common stock at prevailing market prices or privately negotiated prices. The selling stockholders themselves directly, or through their agents, or through their brokers or dealers, may sell their shares from time to time, in (i) privately negotiated transactions, (ii) in one or more transactions, including block transactions in accordance with the applicable rules of the OTC Bulletin Board or (iii) otherwise in accordance with the section of this prospectus entitled “Plan of Distribution.” To the extent required, the specific shares to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agent, broker or dealer and any applicable commission or discounts with respect to a particular offer will be described in an accompanying prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

For additional information on the methods of sale, you should refer to the section of this prospectus entitled “Plan of Distribution,” beginning on page 19.

RISK FACTORS

The following risk factors should be considered carefully in addition to the other information contained in this prospectus. This prospectus contains forward-looking statements. Forward-looking statements relate to future events or our future financial performance. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties and other factors that may cause our customers’ or our industry’s actual results, levels of activity, performance or achievements expressed or implied by these forward-looking statements, to differ. “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” as well as other sections in this prospectus, discuss some of the factors that could contribute to these differences.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

This prospectus also contains market data related to our business and industry. These market data include projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, results of operations, financial condition and the market price of our Common Stock.

Risks Related to Our Company and Our Business

We will need to raise additional capital to meet our business requirements in the future and such capital raising may be costly or difficult to obtain and could dilute current stockholders’ ownership interests.

We will need to raise additional capital in the future, which may not be available on reasonable terms or at all. We raised approximately $9.9 million in net proceeds in our May and June 2007 private placement, approximately $3.5 million in net proceeds in our May 2008 private placement, approximately $5.6 million in net proceeds in our June and August 2009 private placement, and approximately $4.7 million in net proceeds in our private placement completed in December 2009 and January 2010, and we expect that such proceeds, together with our income, will fund our operations only through June 2010. We will need to raise additional funds through public or private debt or equity financings to meet various business objectives including, but not limited to:

•	pursuing growth opportunities, including more rapid expansion;

•	acquiring complementary businesses;

•	making capital improvements to improve our infrastructure;

•	hiring qualified management and key employees;

•	developing new services, programming or products;

•	responding to competitive pressures;

•	complying with regulatory requirements such as licensing and registration; and

•	maintaining compliance with applicable laws.

Any additional capital raised through the sale of equity or equity backed securities may dilute current stockholders’ ownership percentages and could also result in a decrease in the market value of our equity securities.

The terms of any securities issued by us in future capital transactions may be more favorable to new investors, and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect on the holders of any of our securities then outstanding.

Furthermore, any additional debt or equity financing that we may need may not be available on terms favorable to us, or at all. If we are unable to obtain such additional financing on a timely basis, we may have to curtail our development activities and growth plans and/or be forced to sell assets, perhaps on unfavorable terms, which would have a material adverse effect on our business, financial condition and results of operations, and ultimately could be forced to discontinue our operations and liquidate, in which event it is unlikely that stockholders would receive any distribution on their shares. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” below. Further, we may not be able to continue operating if we do not generate sufficient revenues from operations needed to stay in business.

In addition, we may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we issue, such as convertible notes and warrants, which may adversely impact our financial condition.

We may not be able to continue as a going concern.

Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have a history of operating losses that are likely to continue in the future. We have included an explanatory paragraph in Note 1 of our consolidated financial statements for the year ended December 31, 2009, to the effect that our significant losses from operations and our dependence on equity and debt financing raise substantial doubt about our ability to continue as a going concern. Our accumulated deficit at December 31, 2009 was $30.3 million. Our consolidated financial statements do not include any adjustments that might be necessary should we be unable to continue as a going concern.

Our operations must begin to provide sufficient revenues to improve our working capital position. If we are unable to become profitable and cannot generate cash flow from our operating activities sufficient to satisfy our current obligations and meet our capital investment objectives, we may be required to raise additional capital or debt to fund our operations, curtail our development activities and growth plans and/or be forced to sell assets, perhaps on unfavorable terms, and ultimately could be forced to discontinue our operations and liquidate, in which event it is unlikely that stockholders would receive any distribution on their shares. We may not be able to raise necessary equity or debt financing on acceptable terms or at all.

We have a limited history of commercial sales of systems and consumable products, and our success depends on our ability to develop commercially successful products and on market acceptance of our new and relatively unproven technologies.

We may not possess all of the resources, capability and intellectual property rights necessary to develop and commercialize all of the products or services that may result from our technologies. We have not completed the development of a SmartChip System that can be commercially sold. We will not achieve commercialization of SmartChip until such time, if ever, that we complete further development of our technology and design of the product that may be commercially marketed and sold. Our long-term viability growth and profitability will depend upon successful testing, approval and commercialization of the SmartChip System incorporating our technology resulting from our research and development activities. Adverse or inconclusive results in the development and testing of our SmartChip System could significantly delay or ultimately preclude commercialization of our technology. Accordingly, there is only a limited basis upon which to evaluate our business and prospects. An investor in our Company should consider the challenges, expenses, and difficulties we will face as a development stage company seeking to develop and manufacture a new product in a relatively new market.

We must conduct a substantial amount of additional research and development before some of our products will be ready for sale, and we currently have fewer resources available for research and development activities than many of our competitors. We may not be able to develop or launch new products in a timely manner, or at all, or they may not meet customer requirements or be of sufficient quality or at a price that enables us to compete effectively in the marketplace. Challenges frequently encountered in connection with the development or early commercialization of products and services using new and relatively unproven technologies might limit our ability to develop and successfully commercialize these products and services. In addition, we may need to enter into agreements to obtain the intellectual property rights necessary to commercialize some of our products or services, which may not be available on favorable terms, or at all.

We have a history of operating losses which may continue, in which case we may not be able to reach profitability.

We have a history of losses and may continue to incur operating and net losses for the foreseeable future. We incurred a net loss of $10.1 million for the year ended December 31, 2009. As of December 31, 2009, our accumulated deficit was $30.3 million. We have not achieved profitability on a quarterly or annual basis. We may not be able to reach a level of revenue to achieve profitability. To date, our revenues have been insignificant and not sufficient to achieve our business plan. Our revenues for the year ended December 31, 2009 were $379,373, a decrease from the revenues of $621,866 for the year ended December 31, 2008. If our revenues grow slower than anticipated, or if operating expenses exceed expectations, then we may not be able to achieve profitability in the near future or at all, which may depress our stock price.

We are a development stage company with limited operating history for investors to evaluate our business.

We are a development stage company and have had limited operations in the genetic analysis segment of the life science industry. Since we are a company with a limited operating history developing products focused on the analysis of genetic function and variation, it is difficult for potential investors to evaluate our business. To date, we have developed only one commercialized line of products, SmartSlide™, and our future operations and growth will likely depend on our ability to successfully develop and market our SmartChip products and services. Our proposed operations are subject to all of the risks inherent in light of the expenses, difficulties, complications and delays frequently encountered in connection with the formation of any new business, as well as those risks that are specific to the life science industry. In evaluating us, investors should consider the delays, expenses, problems and uncertainties frequently encountered by companies developing markets for new products, services and technologies. We may never overcome these obstacles and become profitable.

Difficult conditions in the global capital markets may significantly affect our ability to raise additional capital.

The ongoing worldwide financial and credit crisis may continue indefinitely. Because of severely reduced market liquidity, we may not be able to raise additional capital when we need it. Because the future of our business will depend on the completion of one or more investment transactions for which, most likely, we will need additional capital, we may not be able to complete such transactions or acquire revenue producing assets. As a result, we may not be able to generate income and, to conserve capital, we may be forced to curtail our current business activities or cease operations entirely.

Currency risk related to obligations and expenses denominated in Malaysian Ringgit could negatively impact our operating results and financial condition.

All of the redeemable convertible preference shares (“RCPS”) issued by our Malaysian subsidiary, WaferGen Biosystems (M) Sdn. Bhd. ("WGBM"), were issued in consideration for Malaysian Ringgit, and significant amounts of our subsidiary’s expenses are paid for in this currency. At December 31, 2009, the Company had approximately $1.0 million in assets in Malaysia. Fluctuations in the exchange rate could negatively impact our business operating results and financial condition by resulting in exchange losses or increased expenses, and could increase the likelihood that the investors in the Malaysia subsidiary may elect to convert their RCPS into shares of common stock of WBSI at the conversion price of US$2.25 per share. Translation adjustments in any particular reporting period could significantly affect, positively or negatively, our reported operating results.

Because our business depends on research and development spending levels for pharmaceutical and biotechnology companies and academic and governmental research institutions, our success and our operating results will substantially depend on these customers.

We expect that our revenues in the foreseeable future will be derived primarily from products and services provided to a relatively small number of pharmaceutical and biotechnology companies and academic, governmental and other research institutions. Our success will depend upon their demand for and use of our products and services. Our operating results may fluctuate substantially due to reductions and delays in research and development expenditures by these customers. For example, reductions in capital or operating expenditures by these customers may result in lower than expected instrumentation sales and similarly, reductions in operating expenditures by these customers could result in lower than expected sales by us.

We expect that our results of operations will fluctuate, which could cause our stock price to decline.

Our revenue is subject to fluctuations due to the timing of sales of high-value products and services projects, the impact of seasonal spending patterns, the timing and size of research projects our customers perform, changes in overall spending levels in the life sciences industry, the timing and amount of government grant funding programs and other unpredictable factors that may affect customer ordering patterns. Given the difficulty in predicting the timing and magnitude of sales for our products and services, we may experience quarter-to-quarter fluctuations in revenue and/or a sequential decline in quarterly revenue.

In addition, because of our continued research, marketing and hiring in connection with our SmartChip product, we expect operating expenses to continue to increase significantly. Accordingly, if revenue does not grow as anticipated, we may not be able to achieve and maintain profitability. Any significant delays in the commercial launch of our products, unfavorable sales trends in our existing product lines, or impacts from the other factors mentioned above could adversely affect our revenue growth or cause a sequential decline in quarterly revenues. Due to the possibility of fluctuations in our revenue and expenses, we believe that quarterly comparisons of our operating results are not a good indication of our future performance. If our operating results fluctuate or do not meet the expectations of stock market analysts and investors, our stock price probably would decline.

We may encounter difficulties in managing our expected growth, which could increase our losses.

We expect to experience rapid and substantial growth in order to achieve our operating plans, which will place a strain on our human and capital resources. If we are unable to manage this growth effectively, our losses could increase. Our ability to manage our operations and growth effectively requires us to continue to expend funds to enhance our operational, financial and management controls, reporting systems and procedures and to attract and retain sufficient numbers of talented employees. If we are unable to scale up and implement improvements to our manufacturing process and control systems in an efficient or timely manner, or if we encounter deficiencies in existing systems and controls, then we will not be able to make available the products required to successfully commercialize our technology.

Failure to attract and retain sufficient numbers of talented employees will further strain our human resources and could impede our growth.

Our financial condition could be adversely affected in the event of uninsured or inadequately insured loss or damage.

We may not be able to obtain insurance policies on terms affordable to us that would adequately insure our business and property against damage, loss or claims by third parties. To the extent our business or property suffers any damages, losses or claims by third parties, which are not covered or adequately covered by insurance, the financial condition of our Company may be materially adversely affected.

If we lose our key personnel or are unable to attract and retain additional qualified personnel, we may be unable to achieve our goals.

We are highly dependent on our management and scientific personnel, including our chief executive officer, chief operating officer and chief scientific officer. The loss of any of their services could adversely impact our ability to achieve our business objectives. We will need to hire additional qualified personnel with expertise in molecular biology, chemistry, biological information processing, sales, marketing and technical support. We compete for qualified management and scientific personnel with other life science companies, universities and research institutions, particularly those focusing on genomics. Competition for these individuals, particularly in the San Francisco Bay area, is intense, and the turnover rate can be high. Failure to attract and retain management and scientific personnel would prevent us from pursuing collaborations or developing our products or technologies.

Our planned activities will require additional expertise in specific industries and areas applicable to the products developed through our technologies, including the life sciences and healthcare industries.

Thus, we will need to add new personnel, including management, and develop the expertise of existing management. The failure to do so could impair the growth of our business.

Corporate governance rules, including those contained in and issued under the Sarbanes-Oxley Act of 2002, may make it difficult for us to retain or attract qualified officers and directors, which could adversely affect the management of our business and our ability to obtain or retain listing of our common stock.

We may be unable to attract and retain those qualified officers, directors and members of Board of Directors committees required to provide for our effective management because of the changes in the rules and regulations that govern publicly held companies, including, but not limited to, certifications by principal executive officers. The enactment of Sarbanes-Oxley has resulted in the issuance of a series of rules and regulations and the strengthening of existing rules and regulations by the SEC, as well as the adoption of more stringent rules by the stock exchanges. The perceived increased personal risk associated with these recent changes may deter qualified individuals from accepting roles as directors and executive officers.

Further, some of these recent changes heighten the requirements for board or committee membership, particularly with respect to an individual’s independence and level of experience in finance and accounting matters. We may have difficulty attracting and retaining directors with the requisite qualifications. If we are unable to attract and retain qualified officers and directors, the management of our business and our ability to obtain or retain the listing of our common stock on any stock exchange (assuming we elect to seek and are successful in obtaining such listing) could be adversely affected.

We are a holding company that depends on cash flow from our wholly-owned subsidiary to meet our obligations.

After the Merger, we became a holding company with no material assets other than the stock of our wholly-owned subsidiary. Accordingly, all our operations are conducted by WaferGen, our wholly-owned subsidiary. We currently expect that the earnings and cash flow of our subsidiary will primarily be retained and used by it in its operations, including servicing any debt obligations it may have now or in the future.

All of our former liabilities survived the Merger and there may be undisclosed liabilities that could have a negative impact on our financial condition.

Pursuant to the Merger, we acquired the business of WaferGen as our sole line of business, and accordingly are not pursuing our prior business. Although due diligence activities were performed on us and WaferGen prior to the Merger, the due diligence process may not have revealed all liabilities (actual or contingent) of us or WaferGen that existed or which may arise in the future relating to our activities before the consummation of the Merger. Notwithstanding that all of our then-known liabilities were transferred to La Burbuja Leaseco, Inc., a Nevada corporation ("Leaseco") pursuant to the split-off in connection with the Merger, it is possible that claims for liabilities may still be made against us, which we will be required to defend or otherwise resolve. The provisions and terms of the merger agreement and split-off may not be sufficient to protect us from claims and liabilities and any breaches of related representations and warranties. Although escrow provisions and limited post-closing adjustments in the merger agreement are available to the stockholders of WaferGen and our pre-Merger stockholders, there is no comparable protection offered to our other stockholders. Any liabilities remaining from our pre-Merger company or WaferGen could harm our financial condition.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or detect fraud. Consequently, investors could lose confidence in our financial reporting and this may decrease the trading price of our stock.

We must maintain effective disclosure and internal controls to provide reliable financial reports. We have been assessing our controls to identify areas that need improvement. Based on our evaluation as of December 31, 2009, we concluded that there were material weaknesses in our internal controls and procedures as of December 31, 2009. We are in the process of implementing improvements to our controls, but have not yet completed implementing these changes. Failure to implement these changes to our controls or any others that we identify as necessary to maintain an effective system of such controls could harm our operating results and cause investors to lose confidence in our reported financial information. Any such loss of confidence would have a negative effect on the trading price of our stock.

Because we are not yet required to comply with rules requiring the adoption of certain corporate governance measures, our stockholders have limited protections against interested director transactions, conflicts of interest and similar matters.

Sarbanes-Oxley, as well as rule changes proposed and enacted by the SEC, the New York and American Stock Exchanges and The NASDAQ Stock Market, as a result of Sarbanes-Oxley, require the implementation of various measures relating to corporate governance. These measures are designed to enhance the integrity of corporate management and the securities markets and apply to securities which are listed on those exchanges. Because we are not presently required to comply with many of the corporate governance provisions, we have not yet adopted these measures.

Until we comply with the corporate governance measures adopted by the national securities exchanges after the enactment of Sarbanes-Oxley, regardless of whether such compliance is required, the absence of standards of corporate governance may leave our stockholders without protections against interested director transactions, conflicts of interest and similar matters and investors may be reluctant to provide us with funds in the future if we determine it is necessary to raise additional capital. We intend to comply with all applicable corporate governance measures relating to director independence as soon as practicable.

Litigation or other proceedings or third-party claims of intellectual property infringement could require us to spend significant time and money and could prevent us from selling our products or services or adversely impact our stock price.

Our commercial success depends in part on our non-infringement of the patents or proprietary rights of third parties and the ability to protect our own intellectual property.

Third parties may assert that we are employing their proprietary technology without authorization even if we are not. As we enter new markets, we expect that competitors will likely assert that our products infringe their intellectual property rights as part of a business strategy to impede our successful entry into those markets. Third parties such as Life Technologies Corporation, the Roche family of companies, Biometra biomedizinische Analytik GmbH, Bio-Rad Laboratories, Inc., Eppendorf AG, Enzo Biochem, Inc., Affymetrix, Inc., Illumina, Inc., Agilent Technologies, Inc. GE Healthcare, Beckman Coulter, Inc., Qiagen N.V., Idaho Technology, Inc., Caliper Life Sciences, Inc., Fluidigm Corporation, the Exiqon family of companies, Luminex Corporation, and others may have obtained and may in the future obtain patents and claim that manufacture, use and/or sale of our technologies, methods or products infringes these patents. We could incur substantial costs and divert the attention of our management and technical personnel in defending ourselves against these claims even if we are eventually successful in defending ourselves against these claims. Furthermore, parties making claims against us may be able to obtain injunctive or other relief, which effectively could block our ability to further develop, commercialize, manufacture, use and sell methods and products, and could result in the award of substantial damages against us. In the event of a successful claim of infringement against us, we may be required to pay damages and obtain one or more licenses from third parties, or be prohibited from making, using or selling certain methods and/or products. We may not be able to obtain these licenses at a reasonable cost, or at all. In that event, we could encounter delays in product introductions while we attempt to develop alternative methods or products. Defense of any lawsuit or failure to obtain any of these licenses on favorable terms could prevent us from commercializing products, and the prohibition of sale of any of our products could materially affect our ability to grow and to attain profitability.

Our proprietary intellectual property rights may not adequately protect our products and technologies.

Although we have filed a number of United States and international patent applications, we have two issued patents, which do not cover all of our products and technologies. Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection for our products and technologies. Patent law relating to claims in the technology fields in which we operate is uncertain, so we cannot be assured the patent rights we have, or may obtain in future, will be valuable or enforceable. We may only be able to protect products and technologies from unauthorized use by third parties to the extent that valid and enforceable patents or trade secrets cover them. Furthermore, the degree of future protection of our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep a competitive advantage.

The patent positions of life sciences companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in such companies’ patents has emerged to date in the United States. The laws of some countries other than the United States do not protect intellectual property rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting and defending such rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biotechnology and/or pharmaceuticals, which could make it difficult for us to stop the infringement of any patents we may obtain in such countries. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business. Changes in either the patent laws or in interpretations of patent laws in the United States or other countries may diminish the value of our intellectual property. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents. For example:

•	we might not have been the first to conceive or reduce to practice one or more inventions disclosed in our pending patent applications;

•	we might not have been the first to file patent applications for these inventions;

•	others may independently develop similar or alternative products and technologies or duplicate any of our products and technologies;

•
it is possible that none of our pending patent applications will result in issued patents, and even if they issue as patents, they may not provide a basis for commercially viable products, and/or may not provide us with any competitive advantages, or may be challenged and invalidated by third parties;

•	we may not develop additional proprietary products and technologies that are patentable; and

•	third-party patents may have an adverse effect on our ability to continue to grow our business.

We have applied, and continue to apply, for patents covering our intellectual property (e.g., products and technologies and uses thereof), as we deem appropriate. However, we may fail to apply for patents on products and/or technologies in a timely fashion or at all.

We also rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. While we attempt to use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, or scientific and other advisors may unintentionally or willfully disclose our information to competitors. If we were to attempt to enforce a claim that a third-party had illegally obtained and was using our trade secrets, it could be expensive and time consuming, and the outcome could be unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets than courts inside the United States. Moreover, if our competitors independently develop equivalent knowledge, methods and know-how, it may be difficult for us to enforce our intellectual property and our business could be harmed.

If we are not able to defend the patent or trade secret protection position of our products and technologies, then we may not be able to exclude competitors from developing or marketing competing products, and we may not generate enough revenue from product sales to justify the cost of development of our products and to achieve or maintain profitability.

We may be unable to protect the intellectual property rights of the third parties from whom we license certain of our intellectual property or with whom we have entered into other strategic relationships, which could negatively impact our competitive advantage.

Certain of our intellectual property rights are currently licensed from third parties and, in the future, we intend to continue to license intellectual property from key strategic partners. We are, and will continue to be, reliant upon such third parties to protect their intellectual property rights to any licensed technology. Such third parties may not protect the intellectual property rights that we license from them and we may be unable defend such intellectual property rights on our own or we may have to undertake costly litigation to defend the intellectual property rights of such third parties. There can be no assurances that we will continue to have proprietary rights to any of the intellectual property that we license from such third parties or otherwise have the right to use through similar strategic relationships. Any loss or limitations on use with respect to our right to use such intellectual property licensed from third parties or otherwise obtained from third parties or with whom we have entered into strategic relationships could negatively impact our competitive advantage.

We expect intense competition in our target markets, which could render our products and/or technologies obsolete, result in significant price reductions or substantially limit the volume of products that we sell. This would limit our ability to compete and achieve and maintain profitability. If we cannot continuously develop and commercialize new products, our revenue may not grow as intended.

Future competition will likely come from existing competitors as well as other companies seeking to develop new technologies for analyzing genetic information, such as next generation sequencing. Some of our competitors have various products and/or methodologies for gene detection, expression, characterization, and/or analyses that may be competitive with our products and/or methodologies. In addition, pharmaceutical and biotechnology companies have significant needs for genomic information and may choose to develop or acquire competing technologies to meet these needs. In the molecular diagnostics field, competition will likely come from established diagnostic companies, companies developing and marketing DNA probe tests for genetic and other diseases and other companies conducting research on new technologies to ascertain and analyze genetic information. Further, in the event that we develop new technology and products that compete with existing technology and products of well-established companies, there can be no guarantee that the marketplace will readily adopt any such new technology and products that we may introduce in the future.

The market for genetic research and molecular diagnostic products is highly competitive, with several large companies already having significant market share. Established genetic research and diagnostic companies also have an installed base of instruments in several markets, including clinical and reference laboratories. In addition, these companies have formed alliances with genomics companies which provide them access to genetic information that may be incorporated into their diagnostic tests. We may not be able to compete effectively with these companies.

Our manufacturing capacity may limit our ability to sell our products.

We are in the process of developing the capacity to meet our anticipated demand for our products. There are uncertainties inherent in expanding our manufacturing capabilities and we may not be able to increase our capacity in a timely manner. For example, manufacturing and product quality issues may arise as we increase production rates at our manufacturing facility and launch new products. As a result, we may experience difficulties in meeting customer demand, in which case we could lose customers or be required to delay new product introductions, and demand for our products could decline. Due to the intricate nature of manufacturing products, we may encounter similar or previously unknown manufacturing difficulties in the future that could significantly reduce production yields, impact our ability to launch or sell these products, or to produce them economically, prevent us from achieving expected performance levels or cause us to set prices that hinder wide adoption by customers.

If we are unable to develop and maintain our manufacturing capability, we may not be able to launch or support our products in a timely manner, or at all.

We currently possess only one facility capable of manufacturing our products and services for both sale to our customers and internal use. If a natural disaster were to significantly damage our facility or if other events were to cause our operations to fail, these events could prevent us from developing and manufacturing our products and services. If our networks or storage infrastructure were to fail for an extended period of time, it would adversely impact our ability to manufacture our products on a timely basis and may prevent us from achieving our expected shipments in any given period.

Our reliance on outside manufacturers and suppliers to provide certain instruments could subject us to risks that may harm our business.

We are currently in the process of transferring some of our instrument manufacturing to vendors in Penang, Malaysia. In addition, from time to time we may change manufacturers, and any new manufacturer engaged by us may not perform as expected. If our vendors experience shortages or delays in their manufacture of our instruments, or if we experience quality problems with our vendors, then our shipment schedules could be significantly delayed or costs significantly increased. Certain of our instruments may be manufactured by a single vendor, which could magnify the risk of shortages.

We may be adversely affected by environmental, health and safety laws, regulations and liabilities.

As we pursue our business plan, we will become subject to a variety of federal, state and municipal environmental, health and safety laws based on our use of hazardous materials in both our manufacturing and research and development operations. These laws and regulations can often require expensive compliance procedures or operational changes to limit actual or potential impacts to the environment. A violation of these laws and regulations can result in substantial fines, criminal sanctions and/or operational shutdown. Furthermore, we may become liable for the investigation and cleanup of environmental contamination, whether intentional or unintentional, and we could be responsible for damages related to the clean-up of such contamination or individual injury caused by such contamination. We may also be subject to related claims by private parties alleging property damage and personal injury due to exposure to hazardous or other materials as a result of such contamination. Some of these matters may require expending significant amounts for investigation, cleanup or other costs. Events such as these could negatively impact our financial position.

Our sales, marketing and technical support organization may limit our ability to sell our products.

We currently have limited resources available for sales and marketing and technical support services as compared to some of our primary competitors. In order to effectively commercialize our gene expression systems and other products to follow, we will need to expand our sales, marketing and technical support staff both domestically and internationally. We may not be successful in establishing or maintaining either a direct sales force or distribution arrangements to market our products and services. In addition, we compete primarily with much larger companies that have larger sales and distribution staffs and a significant installed base of products in place, and the efforts from a limited sales and marketing force may not be sufficient to build the market acceptance of our products required to support continued growth of our business.

We may be exposed to liability due to product defects.

The risk of product liability claims is inherent in the testing, manufacturing, marketing and sale of research products for therapeutic and diagnostic development. We may seek to acquire additional insurance for clinical liability risks. We may not be able to obtain such insurance or general product liability insurance on acceptable terms or in sufficient amounts. A product liability claim or recall could negatively impact our financial position.

Risks Related to Our Industry

Our success depends upon the continued emergence and growth of markets for analysis of genetic variation and biological function.

We design our products primarily for applications in the life sciences and pharmaceutical industries. The usefulness of our technology depends in part upon the availability of genetic data and its usefulness in identifying or treating disease. We are initially focusing on markets for analysis of genetic variation and biological function, namely gene expression profiling. This market is new and emerging, and may not develop as quickly as we anticipate, or reach its full potential. Other methods of analysis of genetic variation and biological function may emerge and displace the methods we are developing. Also, researchers may not seek or be able to convert raw genetic data into medically valuable information through the analysis of genetic variation and biological function. In addition, factors affecting research and development spending generally, such as changes in the regulatory environment affecting life sciences and pharmaceutical companies, and changes in government programs that provide funding to companies and research institutions, could harm our business. If useful genetic data is not available or if our target markets do not develop in a timely manner, demand for our products may grow at a slower rate than we expect, and we may not be able to achieve or sustain profitability.

We may not be able to deliver acceptable products to our customers due to the rapidly evolving nature of genetic sequence information upon which our products are based.

The genetic sequence information upon which we may rely to develop and manufacture our products is contained in a variety of public and private databases throughout the world. These databases are rapidly expanding and evolving. In addition, the accuracy of such databases and resulting genetic research is dependent on various scientific interpretations, and it is not expected that global genetic research efforts will result in standardized genetic sequence databases for particular genomes in the near future.

Although we have implemented ongoing internal quality control efforts to help ensure the quality and accuracy of our products, the fundamental nature of our products requires us to rely on genetic sequence databases and scientific interpretations which are continuously evolving. As a result, these variables may cause us to develop and manufacture products that incorporate sequence errors or ambiguities. The magnitude and importance of these errors depends on multiple and complex factors that would be considered in determining the appropriate actions required to remedy any inaccuracies. Our inability to timely deliver acceptable products as a result of these factors would likely adversely affect our relationship with customers, and could negatively impact our financial condition.

We face risks associated with technological obsolescence and emergence of standardized systems for genetic analysis.

High throughput genetic analyses and quantitative detection methodologies (including, for example, PCR) is undergoing rapid evolution and technological changes. New technologies, techniques or products could emerge which might allow the packaging and analysis of genomic information at densities similar to, or even higher than, our existing or future technology. Other companies may begin to offer products that are directly competitive with, or are technologically superior to, our products. There can be no assurance that we will be able to maintain our technological advantages over emerging technologies in the future. Over time, we will need to respond to technological innovation in a rapidly changing industry. Standardization of tools and systems for genetic research is still ongoing and there can be no assurance that our products will emerge as the standard for genetic research. The emergence of competing technologies and systems as market standards for genetic research may result in our products becoming uncompetitive which would have an adverse effect on our business.

Our success depends on the continuous development of new products and our ability to manage the transition from our older products to new products.

We compete in markets that are new, intensely competitive, highly fragmented and rapidly changing, and many of our current and potential competitors have significantly greater financial, technical, marketing and other resources than we do. In addition, many current and potential competitors have greater name recognition, more extensive customer bases and access to proprietary genetic content. The continued success of our products will depend on our ability to produce products with smaller feature sizes and create greater information capacity at our current or lower costs. The successful development, manufacture and introduction of our new products is a complicated process and depend on our ability to manufacture and supply enough products in sufficient quantity and quality and at acceptable cost in order to meet customer demand. If we fail to keep pace with emerging technologies or are unable to develop, manufacture and introduce new products, we will become uncompetitive, our pricing and margins will decline, and our business will suffer.

Our failure to successfully manage the transition between our older products and new products may adversely affect our financial results. As we introduce new or enhanced products, we must successfully manage the transition from older products to minimize disruption in customers’ ordering patterns, avoid excessive levels of older product inventories and provide sufficient supplies of new products to meet customer demands. When we introduce new or enhanced products, we face numerous risks relating to product transitions, including the inability to accurately forecast demand and difficulties in managing different sales and support requirements due to the type or complexity of the new products.

Ethical, legal and social concerns surrounding the use of genetic information could reduce demand for our products.

Genetic testing has raised ethical issues regarding privacy and the appropriate uses of the resulting information. For these reasons, governmental authorities and others may call for limits on or regulation of the use of genetic testing or prohibit testing for genetic predisposition to certain conditions, particularly for those that have no known cure. Similarly, such concerns may lead individuals to refuse to use genetics tests even if permissible. Any of these scenarios could reduce the potential markets for our products.

Risks Related to Our Organization

Even though we are not a California corporation, our common stock could still be subject to a number of key provisions of the California General Corporation Law.

Under Section 2115 of the California General Corporation Law (“CGCL”), corporations not organized under California law may still be subject to a number of key provisions of the CGCL. This determination is based on whether the corporation has significant business contacts with California and if more than 50% of its voting securities of record are held by persons having addresses in California. In the immediate future, the majority of our business operations, revenue and payroll will be conducted in, derived from, and paid to residents of California. Therefore, depending on our ownership, we could be subject to some provisions of the CGCL. Among the more important provisions are those relating to the election and removal of directors, cumulative voting, standards of liability and indemnification of directors, distributions, dividends and repurchases of shares, stockholder meetings, approval of some corporate transactions, dissenters’ and appraisal rights, and inspection of corporate records. If we are required to comply with these provisions, this compliance could cause us to incur additional administrative and legal expenses and divert our management’s time and attention from the operation of our business.

Because WaferGen has become public by means of a reverse merger, we may not be able to attract the attention of major brokerage firms.

There may be risks associated with WaferGen’s becoming a public company through a “reverse merger.” Securities analysts of major brokerage firms may not provide coverage of us since there is no incentive to brokerage firms to recommend the purchase of our common stock. No assurance can be given that brokerage firms will, in the future, want to conduct any secondary offerings on our behalf. Also, if securities analysts do not cover our common stock, the lack of research coverage may adversely affect its market price.

Risks Related to Our Common Stock

Our common stock has a limited bid history and prospective investors may not be able to resell their shares at their purchase price, if at all.

Our common stock is currently available for trading in the over-the-counter market and is quoted on the OTC Bulletin Board under the symbol “WGBS.OB.” Prior to the closing of the Merger, there was no bid history for our common stock and there is no assurance that a regular trading market will develop or, if developed, will be sustained. We may never be able to satisfy the qualitative or quantitative listing requirements for our Common Stock to be listed on an exchange. These factors may severely limit the liquidity of our common stock, and may likely have a material adverse effect on the market price of our common stock and on our ability to raise additional capital.

The market price of the common stock has fluctuated significantly since it was first quoted on the OTC Bulletin Board on June 6, 2007. Since this date, through March 24, 2010, the price has fluctuated from a low of $0.56 to a high of $2.90. The price of our common stock may continue to fluctuate significantly in response to factors, some of which are beyond our control, including the following:

•	actual or anticipated variations in operating results;

•	the limited number of holders of the common stock, and the limited liquidity available through the OTC Bulletin Board;

•	changes in financial estimates by securities analysts;

•	changes in the economic performance and/or market valuations of other biotechnology companies;

•	our announcement of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel; and

•	sales or other transactions involving our capital stock.

Our common stock may be considered “penny stock” and may be difficult to sell.

The SEC has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. The market price of our common stock is currently less than $5.00 per share and therefore is designated as a “penny stock” according to SEC rules. This designation requires any broker or dealer selling these securities to disclose some information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities. These rules may restrict the ability of brokers or dealers to sell the common stock and may affect the ability of investors to sell their shares. These regulations may likely have the effect of limiting the trading activity of our common stock and reducing the liquidity of an investment in our common stock. In addition, since the common stock is currently traded on the OTC Bulletin Board, investors may find it difficult to obtain accurate quotations of the common stock and may experience a lack of buyers to purchase our stock or a lack of market makers to support the stock price.

Stockholders may experience dilution of their ownership interests because of the future issuance of additional shares of our common stock and our preferred stock.

In the future, we may issue our authorized but previously unissued equity securities, resulting in the dilution of the ownership interests of our present stockholders. We are authorized to issue an aggregate of 310,000,000 shares of capital stock consisting of 300,000,000 shares of common stock, par value $0.001 per share, of which 33,549,399 shares were issued and outstanding as of March 24, 2010, and 10,000,000 shares of “blank check” preferred stock, par value $0.001 per share, of which no shares are issued and outstanding. The preferred stock will have preferences and rights as may be determined by our board of directors at the time of issuance. Specifically, our board of directors has the authority to issue preferred stock without further stockholder approval. As a result, our board of directors could authorize the issuance of a series of preferred stock that would grant to holders the preferred right to our assets upon liquidation, the right to receive dividend payments before dividends are distributed to the holders of common stock and the right to the redemption of the shares, together with a premium, prior to the redemption of common stock. In addition, our board of directors could authorize the issuance of a series of preferred stock that has greater voting power than our common stock or that is convertible into common stock, which could decrease the relative voting power of the common stock or result in dilution to our existing stockholders. In addition, as of March 24, 2010, we have outstanding options to purchase an aggregate of 4,081,402 shares of our common stock and warrants to purchase an aggregate of 6,674,209 shares of our common stock. The future exercise of these options and warrants will subject our existing stockholders to experience dilution of their ownership interests. We may also issue additional shares of common stock or other securities that are convertible into or exercisable for common stock in connection with hiring or retaining employees, future acquisitions, future sales of our securities for capital raising purposes, or for other business purposes. The future issuance of any additional shares of our common stock may create downward pressure on the trading price of our common stock. There can be no assurance that we will not be required to issue additional shares, warrants or other convertible securities in the future in conjunction with any capital raising efforts, including at a price (or exercise prices) below the price at which shares of our common stock are then traded.

Our principal stockholders will have significant voting power and may take actions that may not be in the best interests of other stockholders.

As at March 24, 2010, our officers and directors, and their affiliates, controlled approximately 16.6% of our outstanding common stock. In addition, our three largest other stockholders and their affiliates control approximately 8.5%, 6.0% and 5.1% of our outstanding common stock, respectively. If all of these stockholders act together, they will be able to exert significant control over our management and affairs requiring stockholder approval, including approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of all our stockholders.

Stockholders should not anticipate receiving cash dividends on our stock.

We have never declared or paid any cash dividends or distributions on our capital stock. We currently intend to retain future earnings to support operations and to finance expansion and therefore do not anticipate paying any cash dividends on our common stock in the foreseeable future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information contained in this prospectus may contain forward-looking statements. Except for the historical information contained in this discussion of the business and the discussion and analysis of financial condition and results of operations, the matters discussed herein are forward looking statements. These forward looking statements include but are not limited to the Company’s plans for sales growth and expectations of gross margin, expenses, new product introduction, and the Company’s liquidity and capital needs. This information may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by any forward-looking statements. Forward-looking statements, which involve assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend” or “project” or the negative of these words or other variations on these words or comparable terminology. In addition to the risks and uncertainties described in “Risk Factors” above and elsewhere in this prospectus, these risks and uncertainties may include consumer trends, business cycles, scientific developments, changes in governmental policy and regulation, currency fluctuations, economic trends in the United States and inflation. Forward-looking statements are based on assumptions that may be incorrect, and there can be no assurance that any projections or other expectations included in any forward-looking statements will come to pass. Our actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors. Except as required by applicable laws, we undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

SELLING STOCKHOLDERS

This prospectus covers the resale from time to time by the selling stockholders identified in the table below of:

•	Up to 3,390,335 issued and outstanding shares of our common stock sold in the December 2009 Private Placement;
•	Up to 847,585 shares of our common stock issuable upon exercise of warrants sold in the December 2009 Private Placement; and

•	Up to 118,662 shares of our common stock issuable upon exercise of warrants issued to Gilford or its designees for services rendered in connection with the December 2009 Private Placement.

Pursuant to registration rights agreements executed in connection with the December 2009 Private Placement, we have filed with the SEC a registration statement on Form S-1/A, of which this prospectus forms a part, under the Securities Act to register these resales.  The selling stockholders identified in the table below may from time to time offer and sell under this prospectus any or all of the shares of common stock described under the column “Shares of Common Stock Being Offered in the Offering” in the table below.

The table below has been prepared based upon the information furnished to us by the selling stockholders.  The selling stockholders identified below may have sold, transferred or otherwise disposed of some or all of their shares since the date on which the information in the following table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act.  Information concerning the selling stockholders may change from time to time and, if necessary, we will amend or supplement this prospectus accordingly.  We cannot provide an estimate as to the number of shares of common stock that will be held by the selling stockholders upon termination of the offering covered by this prospectus because the selling stockholders may offer some or all of their shares of common stock under this prospectus.

We have been advised, as noted in the footnotes in the table below, that one of the selling stockholders is a broker-dealer and/or underwriter and that certain of the selling stockholders are affiliates of a broker-dealer and/or underwriter.  We have been advised that each of these selling stockholders acquired our warrants in the ordinary course of business, not for resale, and that none of these selling stockholders had, at the time of purchase, any agreements or understandings, directly or indirectly, with any person to distribute the related common stock.

The following table sets forth the name of each selling stockholder, the nature of any position, office or other material relationship, if any, which the selling stockholder has had, within the past three years, with us or with any of our predecessors or affiliates, and the number of shares of our common stock beneficially owned by the stockholder before this offering.  The number of shares owned are those beneficially owned, as determined under the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose.  Under these rules, beneficial ownership includes any shares of common stock as to which a person has sole or shared voting power or investment power and any shares of common stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right, through conversion of any security or pursuant to the automatic termination of a power of attorney or revocation of a trust, discretionary account or similar arrangement.

We have assumed all shares of common stock reflected on the table will be sold from time to time in the offering covered by this prospectus.  Because the selling stockholders may offer all or any portions of the shares of common stock listed in the table below, no estimate can be given as to the amount of those shares of common stock covered by this prospectus that will be held by the selling stockholders upon the termination of the offering.

Selling Stockholder	Shares of Common Stock Owned Before this Offering	Shares of Common Stock Underlying Warrants Owned Before this Offering	Shares of Common Stock Being Offered in this Offering	Shares of Common Owned Upon Completion of this Offering (a)	Percentage of Common Stock Outstanding Upon Completion of this Offering (b)
Stefan Aigner	66,667	16,667	83,334	0	-
Bradley Resources Company, LLC (1)	20,000	5,000	25,000	0	-
Steven Bram	30,000	7,500	37,500	0	-
Allison Carey	200,000	50,000	250,000	0	-
Michael Cohen ‡ (2)	0	750	750	0	-
Cojack Investment Opportunities (3)	110,633	22,115	25,000	90,633	*
Alfred Copeland ‡	40,000	10,000	50,000	0	-
David Dent	20,000	5,000	25,000	0	-
Martin Fine	55,000	12,500	62,500	5,000	*
Ronald Flax	33,333	8,333	41,666	0	-
Daphne L A Fomon	100,000	25,000	125,000	0	-
Joseph Franklin, Jr.	40,000	10,000	50,000	0	-
Harriet Gaudiosi	16,667	4,167	20,834	0	-
Ronald Scoleri & Harriet Gaudiosi JTTEN	66,667	16,667	83,334	0	-
Gilford Securities Incorporated † (4)	0	79,934	79,934	0	-
Michael Glita & Joan Glita	309,000	50,000	250,000	109,000	*
Global Alpha Long/Short Fund (5)	330,000	82,500	412,500	0	-
GSB Holdings, Inc. (6)	50,000	12,500	62,500	0	-
Raymond Dale & Anne L. Hautamaki (7)	83,500	24,423	15,000	71,500	*
John Heidenreich ‡ (8)	0	24,773	2,500	0	-
HSMR Capital Partners (QP) LP (9)	125,000	31,250	156,250	0	-
Jameel Shivji Irrevocable Trust (10)	48,333	8,333	41,666	15,000	*
John M. Wilson Jr. Revocable Trust (11)	16,667	4,167	20,834	0	-
Mark Kutscher	16,667	4,167	20,834	0	-
Laterman & Company, LP (12)	16,667	4,167	20,834	0	-
Newport Coast Securities, Inc. † (13)	0	980	980	0	-
Richard Paone ‡ (14)	0	3,920	3,920	0	-
Tierney Picardal ‡ (15)	0	10,238	1,000	0	-
PNT Marketing Services, Inc. Profit Sharing Plan FBO Anthony L. Coretto (16)	6,667	1,667	8,334	0	-
Providence Investment Management LLC (17)	50,000	12,500	62,500	0	-
Stephen Renaud ‡ (18)	0	19,891	5,000	0	-
RRC Bio Fund, LP (19)	400,000	151,000	500,000	0	-
Seamark Fund, L.P. (20)	200,000	50,000	250,000	0	-
Cassel Shapiro ‡ (21)	0	750	750	0	-
Shivji Children’s Trust fbo Suraya Shivji (22)	48,333	8,333	41,666	15,000	*
Shivji Children’s Trust fbo Zahra Shivji (23)	48,333	8,333	41,666	15,000	*
Shivji Family Trust (24)	1,780,218	206,868	20,834	1,763,551	5.11%
Spencer Trask Ventures, Inc. † (25)	0	28,205	3,828	0	-
Southfield Partners, LP (26)	300,000	75,000	375,000	0	-
Adam Stern ‡ (27)	0	185,375	20,000	0	-
Sunrise Equity Partners, L.P. ‡ (28)	333,333	83,333	416,666	0	-
Peter & Mary Jane Suzman	30,000	7,500	37,500	0	-
Thornaby Limited (29)	508,334	52,667	208,334	141,667	*
William H. Underwood	50,000	12,500	62,500	0	-
Ernest M. Violet	16,667	4,167	20,834	0	-
Forrest Waldon	200,000	50,000	250,000	0	-
White Rock Capital Partners, L.P. (30)	700,000	203,846	250,000	500,000	1.45%

*	Less than 1%

†	The selling stockholder is a broker-dealer.

‡	The selling stockholder is an affiliate of a broker-dealer.

(a)
Assumes all of the shares of common stock to be registered on the registration statement of which this prospectus is a part, including all shares of common stock underlying warrants held by the selling stockholders, are sold in the offering.

(b)
Applicable percentage ownership is based on the sum of (i) 33,549,399 shares of common stock outstanding as of March 24, 2010, and (ii) 966,247 shares of common stock issuable upon exercise of all of the outstanding warrants to purchase common stock issued in the December 2009 Private Placement.

(1)	George Holbrook has voting control and investment power over the securities owned by Bradley Resources Company, LLC.

(2)
Michael Cohen was issued warrants to purchase 750 shares of common stock of the Company as a designee of Gilford Securities Incorporated for services rendered in connection with the December 2009 Private Placement.

(3)	Dr. R. Dean Hautamaki, a member of the Board of Directors, has voting control and investment power over the securities owned by Cojack Investment Opportunities, LLC.

(4)
Robert A. Maley has voting control and investment power over the securities owned by Gilford Securities Incorporated.  Gilford Securities Incorporated was issued warrants to purchase 79,934 shares of common stock of the Company, and warrants to purchase 38,728 shares of common stock of the Company were issued to Gilford Securities Incorporated’s designees for services rendered in connection with the December 2009 Private Placement.

(5)	Anthony Rawlinson has voting control and investment power over the securities owned by Global Alpha Long/Short Fund.

(6)	Donald H. Clarke has voting control and investment power over the securities owned by GSB Holdings, Inc.

(7)	Raymond Dale and Anne L. Hautamaki’s son, Dr. R. Dean Hautamaki, is a member of the Board of Directors.

(8)
John Heidenreich was issued warrants to purchase 2,500 shares of common stock of the Company as a designee of Gilford Securities Incorporated for services rendered in connection with the December 2009 Private Placement.  See also note 25 to this section.

(9)	Richard A. van den Broek has voting control and investment power over the securities owned by HSMR Capital Partners (QP) LP.

(10)
Alnoor Shivji, the President and Chief Executive Officer of the Company, and a member of the Board of Directors, has voting control and investment power over, but disclaims beneficial ownership of, the securities owned by Jameel Shivji Irrevocable Trust.  See also notes 22, 23 and 24 to this section.

(11)	John Wilson has voting control and investment power over the securities owned by John M. Wilson Jr. Revocable Trust.

(12)	Bernard Laterman has voting control and investment power over the securities owned by Laterman & Company LP.

(13)
Kathleen McPherson and Kristopher Kessler share voting control and investment power over the securities owned by Newport Coast Securities, Inc.  Newport Coast Securities, Inc. was issued warrants to purchase 4,900 shares of common stock of the Company as a designee of Gilford Securities Incorporated for services rendered in connection with the December 2009 Private Placement, and subsequently assigned warrants to purchase 3,920 shares of common stock of the Company to Richard Paone for services rendered in connection with the December 2009 Private Placement. See also note 14 to this section.

(14)	Richard Paone was issued warrants to purchase 3,920 shares of common stock of the Company as an assignee of Newport Coast Securities, Inc. for services rendered in connection with the December 2009 Private Placement. See also note 13 to this section.

(15)
Tierney Picardal was issued warrants to purchase 1,000 shares of common stock of the Company as a designee of Gilford Securities Incorporated for services rendered in connection with the December 2009 Private Placement.

(16)	Anthony L. Coretto has voting control and investment power over the securities owned by PNT Marketing Services, Inc. Profit Sharing Plan FBO Anthony L. Coretto.

(17)	Chance Vought has voting control and investment power over the securities owned by Providence Investment Management LLC.

(18)
Stephen Renaud was issued warrants to purchase 5,000 shares of common stock of the Company as a designee of Gilford Securities Incorporated for services rendered in connection with the December 2009 Private Placement.

(19)	James Silverman has voting control and investment power over the securities owned by RRC Bio Fund, LP.

(20)	John D. Fraser and David T. Harrington share voting control and investment power over the securities owned by Seamark Fund, L.P.

(21)
Cassel Shapiro was issued warrants to purchase 750 shares of common stock of the Company as a designee of Gilford Securities Incorporated for services rendered in connection with the December 2009 Private Placement.

(22)
Alnoor Shivji, the President and Chief Executive Officer of the Company, and a member of the Board of Directors, has voting control and investment power over, but disclaims beneficial ownership of, the securities owned by Shivji Children’s Trust fbo Suraya Shivji.  See also notes 10, 23 and 24 to this section.

(23)
Alnoor Shivji, the President and Chief Executive Officer of the Company, and a member of the Board of Directors, has voting control and investment power over, but disclaims beneficial ownership of, the securities owned by Shivji Children’s Trust fbo Zahra Shivji.  See also notes 10, 22 and 24 to this section.

(24)
Alnoor Shivji, the President and Chief Executive Officer of the Company, and a member of the Board of Directors, has voting control and investment power over, but disclaims beneficial ownership of, the securities owned by Shivji Family Trust.  See also notes 10, 22 and 23 to this section.

(25)
John Heidenreich has voting control and investment power over the securities owned by Spencer Trask Ventures.  Spencer Trask Ventures, Inc. was issued warrants to purchase 3,828 shares of common stock of the Company as a designee of Gilford Securities Incorporated for services rendered in connection with the December 2009 Private Placement. See also note 8 to this section.

(26)	Thomas U. Barton and Joseph U. Barton share voting control and investment power over the securities owned by Southfield Partners, L.P. See also note 30 to this section.

(27)
Adam Stern was issued warrants to purchase 20,000 shares of common stock of the Company as a designee of Gilford Securities Incorporated for services rendered in connection with the December 2009 Private Placement.

(28)	Nathan Low, Marilyn Adler and Amnon Mandelbaum share voting control and investment power over the securities owned by Sunrise Equity Partners, L.P.

(29)
L.C. Thomson, Louis Triay, Guy Stagnetto, Charles Lavarello and Frederick Pons share voting control and investment power over, but disclaim beneficial ownership of, the securities owned by Thornaby Limited.

(30)	Thomas U. Barton and Joseph U. Barton share voting control and investment power over the securities owned by White Rock Capital Partners, L.P. See also note 26 to this section.

DETERMINATION OF OFFERING PRICE

The selling stockholders will determine at what price they may sell the shares of common stock offered by this prospectus, and such sales may be made at prevailing market prices, or at privately negotiated prices.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	to cover short sales made after the date that this registration statement is declared effective by the SEC;
•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
•	through the distribution of common stock by any selling stockholder to its partners, members or stockholders;
•	any other method permitted pursuant to applicable law; and
•	a combination of any such methods of sale.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

Upon a selling stockholder’s notification to us that any material arrangement has been entered into with a broker-dealer for the sale of such stockholder’s common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon our being notified in writing by a selling stockholder that a donee or pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the donees, assignees, transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed any necessary supplements to this prospectus under Rule 424(b), or other applicable provisions of the Securities Act, supplementing or amending the list of selling stockholders to include such donee, assignee, transferee, pledgee, or other successor-in-interest as a selling stockholder under this prospectus.

In the event that the selling stockholders are deemed to be “underwriters,” any broker-dealers or agents that are involved in selling the shares will be deemed to be “underwriters” within the meaning of the Securities Act, in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of the shares of common stock will be paid by the selling stockholder and/or the purchasers. Each selling stockholder has represented and warranted to us that it acquired the securities subject to this registration statement in the ordinary course of such selling stockholder’s business and, at the time of its purchase of such securities such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

We have advised each selling stockholder that it may not use shares registered on this registration statement to cover short sales of common stock made prior to the date on which this registration statement shall have been declared effective by the SEC. If a selling stockholder uses this prospectus for any sale of the common stock, it will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders will be responsible to comply with the applicable provisions of the Securities Act and the Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling stockholders in connection with resales of their respective shares under this registration statement.

We have agreed with the selling stockholders to keep this registration statement effective until all of the shares covered by this registration statement have been sold, or may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 promulgated under the Securities Act, without the requirement for the Company to be in compliance with the current public information requirement under Rule 144.

We are required to pay all fees and expenses incident to the registration of the shares, but we will not receive any proceeds from the sale of the common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

USE OF PROCEEDS

We will not receive proceeds from the sale of common stock under this prospectus. We will, however, receive approximately $2.4 million from the selling stockholders if they exercise their warrants in full, on a cash basis, which we will use for working capital and general corporate purposes. The warrant holders may exercise their warrants at any time until their expiration, as further described under “Description of Securities.” Because the warrant holders may exercise the warrants in their own discretion, if at all, we cannot plan on specific uses of proceeds beyond application of proceeds to general corporate purposes. We have agreed to bear the expenses (other than any underwriting discounts or commissions or agent’s commissions) in connection with the registration of the common stock being offered hereby by the selling stockholders.

MARKET PRICE OF AND DIVIDENDS ON COMMON STOCK AND RELATED MATTERS

Trading Information

Our common stock is currently quoted on the OTC Bulletin Board maintained by the NASD under the symbol WGBS.OB. As soon as practicable, and assuming we satisfy all necessary initial listing requirements, we intend to apply to have our common stock listed for trading on the American Stock Exchange or The NASDAQ Stock Market, although we cannot be certain that any of these applications will be approved or that we will ever be able to satisfy the qualitative or quantitative listing requirements for our common stock to be listed on an exchange.

The transfer agent for our common stock is Continental Stock Transfer and Trust Company at 17 Battery Place, New York, New York 10004.

The following table sets forth the high and low closing bid prices for our Common Stock for the fiscal quarters indicated as reported on the OTCBB. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

	High	Low

2008
First Quarter ended March 31, 2008	2.25	1.50
Second Quarter ended June 30, 2008	2.75	1.70
Third Quarter ended September 30, 2008	2.35	1.35
Fourth Quarter ended December 31, 2008	1.30	0.60

2009
First Quarter ended March 31, 2009	1.30	0.98
Second Quarter ended June 30, 2009	2.15	1.10
Third Quarter ended September 30, 2009	2.20	1.30
Fourth Quarter ended December 31, 2009	2.80	1.50

2010
First Quarter ended March 31, 2010	2.92	2.00
Second Quarter ended June 30, 2010 (through April 8, 2010)	2.98	2.85

There are no historical prices available prior to the merger with WaferGen in May 31, 2007. Our common stock is thinly traded and any reported sale prices may not be a true market-based valuation of our common stock. On April 8, 2010, the closing bid price of our common stock, as reported on the OTC Bulletin Board, was $2.98.

As of March 24, 2010, there were 147 owners of record of our common stock.

Trades in our common stock may be subject to Rule 15g-9 under the Exchange Act, which imposes requirements on broker/dealers who sell securities subject to the rule to persons other than established customers and accredited investors. For transactions covered by the rule, broker/dealers must make a special suitability determination for purchasers of the securities and receive the purchaser’s written agreement to the transaction before the sale.

The SEC also has rules that regulate broker/dealer practices in connection with transactions in “penny stocks.” Penny stocks generally are equity securities with a price of less than $5.00 (other than securities listed on some national exchanges, provided that the current price and volume information with respect to transactions in that security is provided by the applicable exchange or system). The penny stock rules require a broker/dealer, before effecting a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker/dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker/dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker/dealer and salesperson compensation information, must be given to the customer orally or in writing before effecting the transaction, and must be given to the customer in writing before or with the customer’s confirmation. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for shares of common stock.

Dividend Policy

We have never declared or paid dividends on shares of our common stock. We intend to retain future earnings, if any, to support the development of our business and therefore do not anticipate paying cash dividends for the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including current financial condition, operating results and current and anticipated cash needs.

Securities Authorized for Issuance under Equity Compensation Plans

Information relating to our equity compensation plans is incorporated by reference to the definitive proxy statement for our 2009 annual meeting of stockholders. Additional information regarding our equity compensation plans is provided in Note 7 to our financial statements in this prospectus.

Recent Sales of Unregistered Securities

Merger

On May 31, 2007, we entered into an agreement and plan of merger and reorganization with WaferGen Acquisition Corp., our wholly-owned Delaware subsidiary, and WaferGen, Inc., a privately held Delaware corporation. On that date, WaferGen Acquisition merged with and into WaferGen, with WaferGen remaining as the surviving corporation and our wholly-owned subsidiary (the “Merger”). At the closing of the Merger, an aggregate of 8,214,523 shares of our common stock were issued to the holders of WaferGen’s common stock issued and outstanding immediately prior to the closing of the Merger. In addition, WaferGen’s outstanding stock options and warrants became stock options and warrants to purchase an aggregate of 670,035 and 115,442 shares of our common stock, respectively. The exercise price per share of the new options and warrants were calculated based on the terms of the original options and warrants, as adjusted by the conversion ratio in the Merger. Our stockholders immediately prior to the Merger retained 7,000,004 shares of our common stock.

Immediately following the closing of the Merger, under the terms of a split-off agreement, we transferred all of our pre-Merger operating assets and liabilities to our wholly-owned subsidiary, Leaseco. Thereafter, pursuant to the split-off agreement, we transferred all of the outstanding capital stock of Leaseco to a major stockholder in exchange for cancellation of 4,277,778 shares of our common stock held by such stockholder.

The issuance of the securities in the Merger was not registered under the Securities Act, or the securities laws of any state, and were offered and sold in reliance on the exemption from registration afforded by Section 4(2) and Regulation D (Rule 506) under the Securities Act and corresponding provisions of state securities laws, which exempt transactions by an issuer not involving any public offering.

2007 Private Placement

On May 31, 2007, WBSI accepted subscriptions for a total of 7,178,444 units of its securities in a private placement, consisting of an aggregate of 7,178,447 shares of its common stock and five-year warrants to purchase an aggregate of 2,153,533 shares of our common stock at an exercise price of $2.25 per share, pursuant to the terms of a private placement memorandum (the “2007 Private Placement”). The Company received gross proceeds from such closing of the 2007 Private Placement of $10,767,668 (which includes $240,000 of outstanding indebtedness converted into units). On June 12, 2007, the Company completed a second closing of the private placement for an additional 830,000 units, consisting of 830,001 shares of its common stock and warrants to purchase an aggregate of 249,000 shares of its common stock at an exercise price of $2.25 per share. The Company received gross proceeds of $1,245,000 from this second closing.

Net proceeds received from the 2007 Private Placement were used for research and development, sales and marketing, an investor relations program and repayment of debt and for working capital and other general corporate purposes.

Rodman & Renshaw, LLC acted as the placement agent in the 2007 Private Placement. In connection with the closing of the 2007 Private Placement on May 31, 2007, the Company paid the placement agent: (i) a cash fee of $683,737 (equal to 7% of the aggregate purchase price paid by each purchaser of units in the offering, other than up to $1,000,000 of units purchased by existing stockholders of WaferGen and units issued upon the conversion of outstanding indebtedness), (ii) five-year warrants to purchase 455,825 shares of our common stock (equal to 7% of the number of shares of our common stock on which the cash fee is payable for units sold in the 2007 Private Placement), at an exercise price of $2.25 per share, with mandatory registration rights covering the shares of common stock underlying the warrants, and (iii) reimbursement for all reasonable out of pocket expenses incurred in connection with the engagement, including, but not limited to, the reasonable expenses of counsel.

The 2007 Private Placement was made solely to “accredited investors,” as that term is defined in Regulation D under the Securities Act. The units and the securities underlying the units sold in the 2007 Private Placement were not registered under the Securities Act, or the securities laws of any state, and were offered and sold in reliance on the exemption from registration afforded by Section 4(2) and Regulation D (Rule 506) under the Securities Act and corresponding provisions of state securities laws, which exempt transactions by an issuer not involving any public offering.

2008 Private Placement

On May 19, 2008, WBSI sold in a private placement 1,585,550 units consisting of an aggregate of 1,585,550 shares of its common stock and five-year warrants to purchase an aggregate of up to 634,220 shares of its common stock with an exercise price of $3.00 per share (subject to certain anti-dilution adjustments) (the “2008 Private Placement”). Under certain circumstances, the warrants will be exercisable using cashless exercise. The purchase price for the units was $2.25 per unit, or $3,567,487 in the aggregate.

The purchase agreement for the units contains certain negative covenants that restrict: (i) for 180 days after the closing the ability of the Company and its subsidiaries to issue shares of common stock or equivalents (subject to certain exempt issuances), and (ii) for 24 months after closing, the ability of the Company to enter into variable rate transactions. The investors are also entitled to “piggyback” registration rights.

The purchasers included The Shivji Family Trust dated June 12, 2000 (“The Shivji Family Trust”) (which is an affiliate of Alnoor Shivji, our Chairman, President and Chief Executive Officer), Cojack Investment Opportunities, LLC (“Cojack”) (which is an affiliate of Dr. Raymond Dean Hautamaki, a member of our board of directors), Nadine Smith (now a member of our board of directors (but not at the time)), and certain other investors that participated in the Company’s previous private placements. The Shivji Family Trust, Cojack and Ms. Smith purchased 111,110, 15,000 and 222,220 units, respectively, for an aggregate purchase price of $249,998, $33,750 and $499,995, respectively. The Shivji Family Trust, Cojack and Ms. Smith each participated in the 2008 Private Placement on substantially the same terms as the other purchasers.

Net proceeds received from the 2008 Private Placement were used for research and development, sales and marketing, an investor relations program and repayment of debt and for working capital and other general corporate purposes.

The 2008 Private Placement was made solely to “accredited investors,” as defined in Regulation D under the Securities Act, or “qualified institutional buyers” as defined in Rule 144A(a) under the Securities Act. The units and the common stock sold in the 2008 Private Placement were not registered under the Securities Act, or the securities laws of any state, and were offered and sold in reliance on the exemption from registration afforded by Section 4(2) and Regulation D (Rule 506) under the Securities Act and corresponding provisions of state securities laws, which exempt transactions by an issuer not involving any public offering.

Malaysian Financing

On July 18, 2008, our Malaysian subsidiary, WGBM, received $1.0 million in exchange for the issuance of Series A Redeemable Convertible Preference Shares (“Series A RCPS”) in a private placement to Malaysian Technology Development Corporation Sdn. Bhd. (“MTDC”), a venture capital and development firm in Malaysia. WGBM sold 444,444 Series A RCPS in the private placement at the U.S. dollar equivalent of $2.25 per share. WGBM received an additional $1.0 million in exchange for an additional 444,444 Series A RCPS at the U.S. dollar equivalent of $2.25 per share (the “Subsequent Closing”) on November 27, 2008.

On April 3, 2009, we and WGBM entered into a subscription agreement with two investors pursuant to which WGBM agreed to sell 666,666 shares of Series B Redeemable Convertible Preference Shares (“Series B RCPS”) to these investors in a private placement at a price of US$2.25 per share. On July 1, 2009, we and WGBM entered into a subscription agreement with another investor pursuant to which WGBM agreed to sell 188,057 shares of Series B RCPS to another investor under substantially the same terms. The aggregate purchase price for the Series B RCPS is US$1.9 million. To date, WGBM has received US$1.4 million of the US$1.9 million potentially receivable from such investors.

Both the Series A RCPS and the Series B RCPS (the “RCPS”) have a liquidation preference over WGBM’s ordinary shares in an amount equal to the purchase price of the RCPS, plus any accrued but unpaid dividends. WGBM is not obligated to declare or pay dividends on the RCPS. Holders of the RCPS generally will not have voting rights, except as required under Malaysian law. WGBM will be required to obtain the consent of the holders of at least a majority of the outstanding RCPS prior to taking certain actions. Each RCPS will be convertible into ordinary shares of WGBM at the option of the holder at any time based on the applicable conversion rate at such time.

The holders of the RCPS shall have the right, at any time after December 31, 2011, to cause WGBM to redeem the RCPS at a price equal to the purchase price of the RCPS, plus a redemption premium of 20% per annum, from funds legally available for distribution. The holders of the RCPS also will have certain put rights with respect to their shares as follows: (1) the holders will have the right to cause the Company to exchange their RCPS for common stock of the Company at an effective exchange rate of US$2.25 per share of common stock, provided that if during the 10-day trading period immediately prior to the holder’s conversion notice the average closing price of the Company’s common stock is less than US$2.647, then the holder’s Series B (but not Series A) RCPS shall convert at an exchange rate equal to 85% of such 10-day average closing price; (2) the holders will have the right to cause the Company to purchase all of the RCPS at a price of US$2.25 per share, plus interest at a rate of 6% (for Series A RCPS) or 8% (for Series B RCPS) per annum with yearly rests, if (x) there is a breach of the subscription agreement by the Company or WGBM or (y) during the year 2011, the price of the Company’s stock is below US$2.25 or the holder is unable to exercise its put as described in clause (1) above as a result of any breach or default of the subscription agreement by the Company and (3) the holders will have the right until December 31, 2010, subject to certain exceptions, to put to Alnoor Shivji, the Company’s Chairman, Chief Executive Officer and President, their RCPS for US$5.625 per share in cash upon the occurrence of certain events, including (x) the transfer by Mr. Shivji, in one or more transactions, of more than 2,603,425 shares of common stock of the Company beneficially held by him to one or more persons, other than his affiliates or relatives, or (y) Mr. Shivji’s voluntary resignation from the board of directors of the Company if such resignation is not approved by, or is not pursuant to a restructuring of the Company or WGBM approved by, holders of a majority of the outstanding RCPS at the time of such resignation.

The proceeds from the private placements will be used to support the high-volume manufacturing of the Company’s SmartChip System.

2009 Private Placement

In June 2009, WBSI sold, in a private placement, 3,305,000 units consisting of an aggregate of 3,305,000 shares of its common stock and five-year warrants to purchase an aggregate of up to 991,500 shares of its common stock with an exercise price of $2.00 per share. In August 2009, WBSI sold, in the same private placement, a further 1,704,000 units consisting of an aggregate of 1,704,000 shares its common stock and five-year warrants to purchase an aggregate of up to 511,200 shares of its common stock with an exercise price of $2.00 per share. Under certain circumstances, the warrants will be exercisable using cashless exercise. The purchase price for the units was $1.25 per unit, or $6,261,250 in the aggregate.

The purchase agreement for the units contains certain negative covenants that restrict: (i) for 180 days after the closing the ability of the Company and its subsidiaries to issue shares of common stock or equivalents (subject to certain exempt issuances), and (ii) for 24 months after closing, the ability of the Company to enter into variable rate transactions. The investors are also entitled to “piggyback” registration rights.

The purchasers included Alnoor Shivji (our Chairman and Chief Executive Officer), Robert Coradini (now a member of our board of directors (but not at the time)), Dr. Robert Hariri (a member of our board of directors), and certain other investors that participated in the Company’s previous private placements. Messrs. Shivji and Coradini and Dr. Hariri purchased 800,000, 100,000 and 100,000 units, respectively, for an aggregate purchase price of $1,000,000, $125,000 and $125,000, respectively. Messrs. Shivji and Coradini and Dr. Hariri each participated in the private placement on substantially the same terms as the other purchasers.

Net proceeds received from the 2009 Private Placement were used for research and development, sales and marketing, an investor relations program and repayment of debt and for working capital and other general corporate purposes.

The 2009 Private Placement was made solely to “accredited investors,” as defined in Regulation D under the Securities Act, or “qualified institutional buyers” as defined in Rule 144A(a) under the Securities Act. The units and the common stock sold in the 2009 Private Placement were not registered under the Securities Act, or the securities laws of any state, and were offered and sold in reliance on the exemption from registration afforded by Section 4(2) and Regulation D (Rule 506) under the Securities Act and corresponding provisions of state securities laws, which exempt transactions by an issuer not involving any public offering.

December 2009 Private Placement

On December 23, 2009, December 30, 2009 and January 6, 2010 WBSI sold in a private placement 3,390,335 units consisting of an aggregate of 3,390,335 shares its common stock and five-year warrants to purchase an aggregate of up to 847,585 shares of its common stock with an exercise price of $2.50 per share. Under certain circumstances, the warrants will be exercisable using cashless exercise. The purchase price for the units was $1.50 per unit, or $5,085,500 in the aggregate. Under registration rights agreements entered in connection with the sale of the units, the purchasers are entitled “piggyback” registration rights.

The purchasers included the Jameel Shivji Irrevocable Trust, the Shivji Children’s Trust fbo Zahra Shivji and the Shivji Children’s Trust fbo Suraya Shivji (each, a “Shivji Children’s Trust”) and The Shivji Family Trust (together with the Shivji Children’s Trusts, the “Shivji Trusts”) (all of which are affiliates of Alnoor Shivji, our Chairman, President and Chief Executive Officer), Cojack (which is an affiliate of Dr. Raymond Dean Hautamaki, a member of our board of directors), and certain other investors that participated in the Company’s previous private placements. The Shivji Trusts and Cojack purchased 116,666, and 20,000 units, respectively, for an aggregate purchase price of $175,000, and $30,000, respectively. The Shivji Trusts and Cojack each participated in the December 2009 Private Placement on substantially the same terms as the other purchasers.

Net proceeds received from the December 2009 Private Placement will be used for research and development, sales and marketing, an investor relations program and repayment of debt and for working capital and other general corporate purposes.

The December 2009 Private Placement was made solely to “accredited investors,” as defined in Regulation D under the Securities Act, or “qualified institutional buyers” as defined in Rule 144A(a) under the Securities Act. The units and the common stock sold in the December 2009 Private Placement were not registered under the Securities Act, or the securities laws of any state, and were offered and sold in reliance on the exemption from registration afforded by Section 4(2) and Regulation D (Rule 506) under the Securities Act and corresponding provisions of state securities laws, which exempt transactions by an issuer not involving any public offering.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        The following table provides certain information with respect to purchases made by or on behalf of the Company or any “affiliated purchaser” (as defined in Rule 10b-18(a)(3) under the Exchange Act) of shares of the Company’s common stock in the fourth quarter of 2008 and first quarter of 2009:

ISSUER PURCHASES OF EQUITY SECURITIES (1)
Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (2)
Month #1 (Dec. 1- Dec. 31, 2008)	16,693	$0.99	16,693	232,500
Month #2 (Jan. 1- Jan. 31, 2009)	43,869	$1.12	43,869	188,631
Month #3 (Feb. 1- Feb. 28, 2009)	44,534	$1.20	44,534	144,097
Month #4 (Mar. 1- Mar. 31, 2009)	10,337	$1.23	10,337	—
Total	115,433	$1.14	115,433	—

(1)	The Company did not purchase any shares of its common stock during 2008 or 2009.

(2)	As of March 31, 2009. As of the date of this prospectus, no additional shares may be purchased under the Rule 10b5-1 Plans.

On November 14, 2008, the Company’s Chairman, President and Chief Executive Officer and Director, Alnoor Shivji, entered into a “Rule 10b5-1 Plan,” with instructions to purchase 2,000 shares of the Company’s common stock (for the account of The Shivji Family Trust) each week from December 2, 2008, through May 20, 2009, at the market price (subject to a maximum price of $2.00 per share).

On December 15, 2008, Mr. Shivji amended his Rule 10b5-1 Plan, and two other Directors, Nadine Smith and Dr. Dean Hautamaki, entered into new Rule 10b5-1 Plans. As amended, Mr. Shivji’s plan called for The Shivji Family Trust to purchase up to 10,000 shares per week at the prevailing market price (subject to a maximum price of $2.25 per share) through March 18, 2009. Ms. Smith’s plan called for her to purchase up to 10,000 shares per week at the prevailing market price (subject to a limit of $2.25 per share) through March 6, 2009. Dr. Hautamaki’s plan called for his affiliate, Cojack Investment Opportunities, LLC, to purchase up to 2,500 shares per week at the prevailing market price (subject to a limit of $2.25 per share and an aggregate limit of $20,000) through March 2, 2009.

As of March 31, 2009, The Shivji Family Trust had purchased a total of 60,513 shares, Ms. Smith had purchased a total of 38,120 shares and Dr. Hautamaki had purchased a total of 16,800 shares under their respective Rule 10b5-1 Plans.

Although the shares covered by these plans were purchased by or for the account of each of Mr. Shivji, Ms. Smith and Dr. Hautamaki (or their affiliates) and not by or for the account of the Company, each of them may be deemed to be an “affiliated purchaser” (as defined in Rule 10b-18). The purchases under the plans were intended be carried out within the safe-harbor requirements of Rule 10b-18. The volume limitations and other requirements under Rule 10b-18 limited the number of shares purchased by each of the purchasers in certain weeks.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion should be read in conjunction with the other sections of this prospectus, including the related exhibits. The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this prospectus. See “Risk Factors.” Our actual results may differ materially.

Company Overview

WaferGen was incorporated in Delaware on October 22, 2002. WaferGen is engaged in the development, manufacture and sale of systems for gene expression, genotyping and stem-cell research for the life sciences, pharmaceutical drug discovery and biomarker discovery and diagnostic products industries. WaferGen’s products are aimed at professionals who perform genetic analysis and cell biology, primarily at pharmaceutical and biotech companies, academic and private research centers and diagnostics companies involved in biomarker research. WaferGen plans to provide new performance standards with significant savings of time and cost for professionals in the field of gene expression research and to facilitate biomarker discovery, toxicology and clinical research through the SmartChip System and SmartSlide™ System products.

WaferGen’s revenue is subject to fluctuations due to the timing of sales of high-value products and service projects, the impact of seasonal spending patterns, the timing and size of research projects its customers perform, changes in overall spending levels in the life science industry and other unpredictable factors that may affect customer ordering patterns. Any significant delays in the commercial launch or any lack or delay of commercial acceptance of new products, unfavorable sales trends in existing product lines, or impacts from the other factors mentioned above, could adversely affect WaferGen’s revenue growth or cause a sequential decline in quarterly revenue. Due to the possibility of fluctuations in WaferGen’s revenue and net income or loss, WaferGen believes that quarterly comparisons of its operating results are not a good indication of future performance.

Since inception, WaferGen has incurred substantial operating losses. As of December 31, 2009, WaferGen’s accumulated deficit was $30,266,788 and the total stockholders’ equity was $1,430,255. Losses have principally occurred as a result of the substantial resources required for the research, development, and manufacturing scale-up effort required to commercialize WaferGen’s initial products and services. WaferGen expects to continue to incur substantial costs for research, development, and manufacturing scale-up activities over at least the next year. WaferGen will also need to increase its selling, general and administrative costs as it builds its sales and marketing infrastructure to expand and support the sale of systems, other products, and services.

We expect that the cash we have available, along with the net proceeds from the subsequent sale of common stock and Series B RCPS in our subsidiary, will fund our operations only through June 2010. We are currently considering several different financing alternatives to support the Company’s operations thereafter. If we are unable to obtain such additional financing on a timely basis, we may have to curtail our development activities and growth plans and/or be forced to sell assets, perhaps on unfavorable terms, which would have a material adverse effect on our business, financial condition and results of operations, and ultimately could be forced to discontinue our operations and liquidate, in which event it is unlikely that stockholders would receive and distribution on their shares. See “Liquidity and Capital Resources” below.

Results of Operations

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

The following table presents selected items in our condensed consolidated statements of operations for the years ended December 31, 2009 and 2008, respectively:

	Year ended December 31,
	2009	2008

Revenue	$379,373	$621,866

Cost of revenue	263,041	241,033

Gross margin	116,332	380,833

Operating expenses:
Sales and marketing	601,245	1,179,791
Research and development	5,142,083	4,628,262
General and administrative	4,383,082	2,603,180

Total operating expenses	10,126,410	8,411,233

Operating loss	(10,010,078)	(8,030,400)

Other income and (expenses):
Interest income	14,493	82,318
Interest expense	(9,570)	(14,851)
Miscellaneous expense	(51,211)	(78,504)

Total other income (expense)	(46,288)	(11,037)

Net loss before provision for income taxes	(10,056,366)	(8,041,437)

Provision for income taxes	—	—

Net loss	$(10,056,366)	$(8,041,437)

Revenue

The following table represents our revenue for the years ended December 31, 2009 and 2008:

Year Ended December 31,
2009	2008	% Change

$379,373	$621,866	(38.99	) %

For the year ended December 31, 2009, revenue decreased by $242,493, or 38.99%, as compared to the year ended December 31, 2008. The decrease resulted primarily from challenging economic conditions, a reduction in sales to new distributors, and reductions in government funding causing potential customers to defer their planned expenditures.

Cost of Revenue

The following table represents our cost of revenue for the years ended December 31, 2009 and 2008:

Year Ended December 31,
2009	2008	% Change

$263,041	$241,033	9.13%

Cost of revenue includes the cost of products paid to third party vendors, along with any changes in provision for excess and obsolete inventory. For the year ended December 31, 2009, cost of revenue increased by $22,008, or 9.13%, as compared to the year ended December 31, 2008. The increase related primarily to a provision for obsolete SmartSlide™ products inventory of $130,478, offset by the decrease in revenues, for which the corresponding direct cost was $132,563, giving a gross margin of 65% on product sold. This represents an increase over the 61% margin in 2008, as there were fewer discounted sales to distributors, while the costs for our products remained substantially unchanged.

Sales and Marketing Expenses

The following table represents our sales and marketing expenses for the years ended December 31, 2009 and 2008:

Year Ended December 31,
2009	2008	% Change

$601,245	$1,179,791	(49.04	) %

Sales and marketing expenses consist primarily of compensation cost of our sales and marketing team, commissions, and the costs associated with various marketing programs. For the year ended December 31, 2009, sales and marketing expenses decreased by $578,546, or 49.04%, as compared to the year ended December 31, 2008. The decrease resulted primarily from reductions in salaries and wages due to a decrease in the head count of sales employees, and also from reductions in consultant costs, sales commissions and travel expenses.

We expect selling expenses will increase in the future as the company increases its marketing activity and commission expense in conjunction with sales of its SmartChip products.

Research and Development Expenses

The following table represents our research and development expenses for the years ended December 31, 2009 and 2008:

Year Ended December 31,
2009	2008	% Change

$5,142,083	$4,628,262	11.10%

Research and development expenses consist primarily of salaries and other personnel-related expenses, laboratory supplies and other expenses related to the design, development, testing and enhancement of our products. Research and development expenses are expensed as they are incurred. For the year ended December 31, 2009, research and development expenses increased $513,821, or 11.10%, as compared to the year ended December 31, 2008. The increase resulted primarily from a reduction in activity related to the SmartSlide™ System, which is in production, offset by an increase in activity related to development of the SmartChip System, including the cost of leased equipment, and of accelerated depreciation on, and expensing of, capital equipment related to both SmartChip and SmartSlide™ assessed as providing no future benefits.

We believe a substantial investment in research and development is essential in the long term to remain competitive and expand into additional markets, and in the short term to complete testing and establish the commercial viability of the SmartChip System. Accordingly, we expect our research and development expenses to remain at a high level of total expenditures as we grow.

General and Administrative Expenses

The following table represents our general and administrative expenses for the years ended December 31, 2009 and 2008:

Year Ended December 31,
2009	2008	% Change

$4,383,082	$2,603,180	68.37%

Our general and administrative expenses consist primarily of personnel costs for finance, human resources, business development, and general management, as well as professional fees, such as expenses for legal and accounting services. For the year ended December 31, 2009, general and administrative expenses increased $1,779,902, or 68.37%, as compared to the year ended December 31, 2008. The increase was mostly due to severance costs related to the resignation of the company’s former Chief Technology Officer and Chief Financial Officer, along with higher consultancy fees, most notably for investor relations and strategic planning, and higher legal and professional fees, principally relating to intellectual property matters.

We expect our general and administrative expenses to increase as the Company expands its staff, develops its infrastructure and incurs additional costs to support the growth in its business.

Interest Income

The following table represents our interest income for the years ended December 31, 2009 and 2008:

Year Ended December 31,
2009	2008	% Change

$14,493	$82,318	(82.39	) %

The interest income is solely earned on cash balances held in interest-bearing bank accounts. For the year ended December 31, 2009, interest income decreased $67,825, or 82.39%, as compared to the year ended December 31, 2008. The decrease was due to a reduction in the average cash invested in interest-bearing accounts, and the lower interest rates afforded.

Interest Expense

The following table represents our interest expense for the years ended December 31, 2009 and 2008:

Year Ended December 31,
2009	2008	% Change

$9,570	$14,851	(35.56	) %

For the year ended December 31, 2009, interest expense decreased $5,281, or 35.56%, as compared to the year ended December 31, 2008. The decrease was due to a reduction in the balances outstanding on our capital leases, offset by other miscellaneous interest charges in 2009.

Miscellaneous Expense

The following table represents our miscellaneous expense for the year ended December 31, 2009 and 2008:

Year Ended December 31,
2009	2008	% Change

$51,211	$78,504	(34.77	) %

For the year ended December 31, 2009, miscellaneous expense decreased $27,293, or 34.77%, as compared to the year ended December 31, 2008. Miscellaneous expense was the result of net foreign currency exchange losses in our Malaysian subsidiary, WGBM, most notably a loss of $18,029 on receipt of funds from EEV in June 2009 for 111,111 Series B RCPS issued by WGBM (see Note 6 to the Consolidated Financial Statements on pages F-20 to F-22), for which the local currency exchange rate had been fixed in 2008. The remaining expense in the years ended December 31, 2009 and 2008, is mainly due to revaluation of the intercompany account at the balance sheet date. The subsidiary’s activities did not begin until the second quarter of 2008, so intercompany balances were lower, causing exchange losses to be lower in the comparative periods, but this was offset by lower exchange rate fluctuations between the dollar and ringgit in 2009.

Liquidity and Capital Resources

From inception through December 31, 2009, the Company raised a total of $3,665,991 from the issuance of notes payable, $66,037 from the sale of Series A Preferred Stock, $1,559,942 from the sale of Series B Preferred Stock, $23,739,996, net of offering costs, from the sale of common stock and warrants, and $3,056,887, net of offering costs, from the sale of RCPS in its Malaysian subsidiary. As of December 31, 2009, we had $5,953,639 in cash and cash equivalents, and working capital of $4,230,123.

Net Cash Used in Operating Activities

The Company experienced negative cash flow from operating activities for the years ended December 31, 2009 and 2008 in the amounts of $7,832,332 and $7,284,180, respectively. The cash used in operating activities in the year ended December 31, 2009 was due to cash used to fund a net operating loss of $10,056,366, offset by non-cash expenses related to depreciation and amortization, stock-based compensation, issuance of warrants for services, exchange loss, inventory provision and expensed equipment totaling $1,641,654 and by cash provided from a change in working capital of $582,380. The increase in cash used in the year ended December 31, 2009 compared to 2008 was driven primarily by the increase in the net operating loss, offset by the increases in non-cash expenses, and in accrued severance pay, to be paid to two former officers over the fourteen months commencing on June 17, 2009.

Net Cash Used in Investing Activities

The Company used $263,291 in the year ended December 31, 2009, and $601,897 (net of a deposit of $51,446 made in 2007 applied to a 2008 purchase) in the year ended December 31, 2008, to acquire property and equipment. The cash used in the year ended December 31, 2009 includes the cost of equipment of $123,998, which was capitalized, but not depreciated, at March 31, 2009, and was re-assessed and expensed as research and development in the three months ended June 30, 2009.

Net Cash Provided by Financing Activities

Cash provided by financing activities in the year ended December 31, 2009 was $11,401,545.

In June 2009, the Company received net cash of $3,764,169 (after offering expenses of $206,825 and a selling agent commission of $160,256) from the sale in a private placement offering of 3,305,000 shares of common stock and warrants to purchase 991,500 shares of common stock with an exercise price of $2.00 per share. In August 2009, the Company received further net cash of $1,884,351 (after offering expenses of $96,549 and a selling agent commission of $149,100) from the sale of an additional 1,704,000 shares of common stock and warrants to purchase 511,200 shares of common stock with an exercise price of $2.00 per share. The warrants have a five-year term and standard broad-based weighted-average anti-dilution protection. In December 2009, the Company received net cash of $4,546,341 (after offering expenses of $43,964 and a selling agent commission of $372,195) from the sale in a private placement offering of 3,308,335 shares of common stock and warrants to purchase 827,085 shares of common stock with an exercise price of $2.50 per share. These warrants also have a five-year term and standard broad-based weighted-average anti-dilution protection. In addition, in June 2009 the Company received $100,168 when 71,041 warrants were exercised at a price of $1.41 per share. Further, WaferGen received $39,976 from the exercise of stock options in August and December 2009.

Also, in June 2009, the Company’s Malaysian subsidiary, WGBM, received $212,578, net of issuance costs and a currency exchange loss, in exchange for the issuance of 111,111 Series B RCPS, and in September 2009, WGBM received further net cash of $904,309, net of issuance costs, in exchange for the issuance of a further 410,279 Series B RCPS (See Note 6 to the Consolidated Financial Statements on pages F-20 to F-22 for more information related to RCPS). This was offset by repayments on capital leases for equipment of $50,347.

Net cash provided by financing activities in the year ended December 31, 2008 was $5,277,141.

In May 2008, the Company received net cash of $3,478,744 (after offering expenses) from the sale in a private placement offering of 1,585,550 shares of common stock and warrants to purchase 634,220 shares of common stock with an exercise price of $3.00 per share. The warrants have a five-year term and standard broad-based weighted-average anti-dilution protection. Further, in May 2008, WaferGen received $4,079 from the exercise of stock options.

In addition, in July 2008, the Company’s Malaysian subsidiary, WGBM, received $970,000, net of issuance costs, in exchange for the issuance of 444,444 Series A RCPS of WGBM, in a private placement to Malaysian Technology Development Corporation Sdn. Bhd. In November 2008, a “Subsequent Closing” was completed, and net proceeds of $970,000 from the sale of an additional 444,444 Series A RCPS were received (See Note 6 to the Consolidated Financial Statements on pages F-20 to F-22 for more information related to RCPS). This was offset by repayments of $145,682 on capital leases for equipment used in the lab for expansion and upgrading of our lab to accommodate our performance in the research and development of the SmartChip products.

Availability of Additional Funds

We believe funds available at December 31, 2009, along with the net proceeds from the subsequent sale of common stock and Series B RCPS in our subsidiary (See Note 14 to the Consolidated Financial Statements on page F-31 for further information), will fund our operations through June 2010. Thereafter, we expect we will need to raise further capital, through the sale of additional equity securities or otherwise, to support the Company’s future operations. Our operating needs include the planned costs to operate our business, including amounts required to fund working capital and capital expenditures. At the present time, we have no material commitments for capital expenditures. However, our future capital requirements and the adequacy of our available funds will depend on many factors, including our ability to successfully commercialize our SmartChip products and services, competing technological and market developments, and the need to enter into collaborations with other companies or acquire other companies or technologies to enhance or complement our product and service offerings.

While we believe we have sufficient cash to fund our operating, investing, and financing activities in the near term, we expect that additional working capital will be needed to fund the commercialization and manufacture of our SmartChip products and services which are currently foreseen by management. We may be unable to raise sufficient additional capital when we need it or to raise capital on favorable terms. The conversion of RCPS in our subsidiary, and the sale of equity or convertible debt securities in the future, may be dilutive to our stockholders, and debt financing arrangements may require us to pledge certain assets and enter into covenants that could restrict certain business activities or our ability to incur further indebtedness, and may contain other terms that are not favorable to us or our stockholders. If we are unable to obtain adequate funds on reasonable terms, we may be required to curtail operations significantly or to obtain funds by entering into financing agreements on unattractive terms.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, result of operations, liquidity, capital expenditures or capital resources that is material to stockholders.

Critical Accounting Policies and Estimates

Deferred Tax Valuation Allowance. We believe significant uncertainties exist regarding the future realization of deferred tax assets, and accordingly, a full valuation allowance is required, which amounts to $11,768,786 at December 31, 2009. In subsequent periods, if and when we generate pre-tax income, a tax expense will not be recorded to the extent that the remaining valuation allowance can be used to offset that expense. Once a consistent pattern of pre-tax income is established or other events occur that indicate that the deferred tax assets will be realized, some or all of the existing valuation allowance will be reversed back to income. Should we generate pre-tax losses in subsequent periods, a tax benefit will not be recorded and the valuation allowance will be increased.

Inventory Valuation. Inventories are stated at the lower of cost and market value. We perform a detailed assessment of inventory at each balance sheet date, which includes, among other factors, a review of demand requirements and product lifecycle. Inventory valuation provisions are assessed on the amount of inventory, on a line by line basis, for which quantities on hand exceed one year’s projected demand. As a result of this assessment, we write down inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of the inventory and the estimated liquidation value based upon assumptions about future demand and market conditions. If actual demand and market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Stock-Based Compensation. We measure the fair value of all stock option and restricted stock awards to employees on the grant date, and record the fair value of these awards, net of estimated forfeitures, as compensation expense over the service period. The fair value is estimated using the Black-Scholes valuation model. The weighted-average fair value of options granted was $0.56 for the year ended December 31, 2009 and $0.28 for the year ended December 31, 2008. Amounts expensed were $838,952 and $388,650, net of estimated annual forfeitures of 6% and 5%, respectively, for the years ended December 31, 2009 and 2008, respectively. The sum expensed in the year ended December 31, 2009 includes $262,000 for restricted stock awards to consultants, for which the fair value is measured on the dates on which performance of services is completed.

The weighted-average grant date fair value of options awarded in the years ended December 31, 2009 and 2008, respectively, were $0.56 and $0.28. These fair values were estimated using the following assumptions:

	December 31, 2009	December 31, 2008

Risk-free interest rate	1.31% - 2.97%	2.37% - 3.34%

Expected term	4.75 Years	4.75 - 5.00 Years

Expected volatility	40.04% - 42.22%	16.97% - 33.31%

Dividend yield	0%	0%

Risk-Free Interest Rate. This is the United States Treasury rate for the day of the grant having a term equal to the expected term of the option. An increase in the risk-free interest rate will increase the fair value and the related compensation expense.

Expected Term. This is the period of time over which the award is expected to remain outstanding and is based on management’s estimate, taking into consideration the vesting terms, the contractual life, and historical experience. An increase in the expected term will increase the fair value and the related compensation expense.

Expected Volatility. This is a measure of the amount by which the stock price has fluctuated or is expected to fluctuate. Since the Company’s stock has not been traded for as long as the expected term of the options, the Company uses a weighted-average of the historic volatility of four comparable companies over the retrospective period corresponding to the expected life of the Company’s own options on the grant date. Extra weighting is attached to those companies most similar in terms of size and business activity. An increase in the expected volatility will increase the fair value and the related compensation expense.

Dividend Yield. The Company has not made any dividend payments nor does it have plans to pay dividends in the foreseeable future. An increase in the dividend yield will decrease the fair value and the related compensation expense.

Forfeiture Rate. This is a measure of the amount of awards that are expected to not vest. An increase in the estimated forfeiture rates will decrease the related compensation expense.

Contractual Obligations

In October, 2009, the Company signed an operating lease for 19,186 square feet of office and laboratory space for our new headquarters in Fremont, California, covering the period November 1, 2009 through April 30, 2015, with no rent payable for the first six months. The total expenditure commitment is approximately $2.2 million, plus maintenance fees

Recently Issued Accounting Pronouncements

See the “Recent Accounting Pronouncements” in Note 2 to the Consolidated Financial Statements on page F-18 for information related to the adoption of new accounting standards in 2009, none of which had a material impact on our financial statements, and the future adoption of recently issued accounting pronouncements, which we do not expect will have a material impact on our financial statements.

Cautionary Factors That May Affect Future Results

This prospectus and other written reports and oral statements made from time to time by the Company may contain so-called “forward-looking statements,” all of which are subject to risks and uncertainties. One can identify these forward-looking statements by their use of words such as “expects,” “plans,” “will,” “estimates,” “forecasts,” “projects” and other words of similar meaning. One can identify them by the fact that they do not relate strictly to historical or current facts. These statements are likely to address the Company’s growth strategy, financial results and product and development programs. One must carefully consider any such statement and should understand that many factors could cause actual results to differ from the Company’s forward-looking statements. These factors include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially.

Information regarding market and industry statistics contained in this prospectus is included based on information available to the Company that it believes is accurate. It is generally based on industry and other publications that are not produced for purposes of securities offerings or economic analysis. The Company has not reviewed or included data from all sources, and cannot assure investors of the accuracy or completeness of the data included in this prospectus. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size, revenue and market acceptance of products and services. The Company does not assume the obligation to update any forward-looking statement. You should carefully evaluate such statements in light of factors described in the Company’s filings with the SEC, especially on Forms 10-K, 10-Q and 8-K. In various filings the Company has identified important factors that could cause actual results to differ from expected or historic results. You should understand that it is not possible to predict or identify all such factors. Consequently, the reader should not consider any such list to be a complete list of all potential risks or uncertainties.

BUSINESS
Overview

WaferGen was incorporated in Delaware on October 22, 2002. Our headquarters are located in Silicon Valley in Fremont, California. We also have a subsidiary in Kulim Hi-Tech Park, Kedah, Malaysia. Since beginning operations in 2003, we have been engaged in the development, manufacture and marketing of laboratory analytical instruments for cell biology, and later started the development of analytical instrumentation for gene expression and genotyping research for the life sciences and pharmaceutical drug discovery industries. On May 31, 2007, WaferGen merged with a subsidiary of WBSI and became a wholly-owned subsidiary of WBSI, incorporated in Nevada, which is continuing the business of WaferGen as a publicly traded company.

Our products are aimed at professionals who perform genetic analysis, primarily at pharmaceutical and biotech companies, academic and private research centers and diagnostics companies involved in biomarker (gene expression profiling) and genotyping research. Pharmaceutical and biotech companies spent approximately $65.2 billion in 2008 on research and development for new drug discovery, according to a combined analysis conducted by Burrill & Company. We believe that many of these efforts seek new therapeutic drugs, and that much of this spending will be directed at developments at the molecular level for understanding the expression of specific segments of DNA 1 (or genes). Through our SmartChip Real-Time PCR System (“SmartChip System”) we are aiding professionals in re-defining performance standards with significant time and cost savings in the fields of personalized medicine and pharmacogenomics (the study of how genes affect the way individuals respond to drugs).

We are primarily focused on developing a gene expression and genotyping product, the WaferGen SmartChip Real-Time PCR System (“SmartChip System”). We have completed development of our first generation SmartChip 5K System, which is an innovative real-time polymerase chain reaction (“real-time PCR”) 2 tool to allow scientists to study thousands of genes simultaneously based on gene specific pathways, potentially leading to discovery of clinically relevant disease signatures. Prior to commercialization of our SmartChip System, we are offering a service for gene-expression profiling using the SmartChip System in-house.

Gene expression is fundamental in understanding many disease processes and hence, drug efficacy. For example, in the field of oncology (cancer treatment), greater understanding of gene expression by certain types of cancerous cells has led to the discovery of specific disease biomarkers that allow clinicians more accurate diagnosis, prognosis and treatment options for their patients. Examples of drugs developed by others specifically targeting biomarkers include Herceptin, used in the treatment of breast cancer, and Gleevac, used in the treatment of chronic myelogenous leukemia. Researchers are targeting at the molecular level and are focusing attention and research budgets on research tools that help them to develop therapies for other highly prevalent disease states, including heart and lung disease, arthritis, and diabetes.

We believe that an era is dawning of personalized treatment based on genetic analysis that will initially provide options for patients with certain malignancies and will expand to other diseases. The SmartChip System’s high density, rapid cycling configuration is expected to provide throughput levels that are expected to deliver clinical research solutions at a fraction of the time and cost currently possible with existing competing systems. The SmartChip System also will be used for genotyping.

1	DNA: (Deoxyribonucleic acid) - A polymeric molecule consisting of deoxyribonucleotide building blocks that in a double-stranded, double helical form is the genetic material of most organisms.

2
Polymerase Chain Reaction (PCR) - PCR is an enzymatic process to increase the number of copies of DNA for easier detection. Real-time PCR chemistries allow for detection of the reaction in the early phase rather than the late phase of the reaction. The polymerase enzyme “reads” an intact DNA strand as a template and uses it to synthesize a new strand, which sets in motion a chain reaction in which the DNA template is exponentially amplified, generating millions or more copies of the DNA piece. Real-time PCR simultaneously amplifies and quantifies (as an absolute number of copies or relative amount) a targeted DNA molecule in real time after each amplification cycle.

We expect to incur significant expenses completing the development and commercialization of the SmartChip product line. We are shipping our SmartChip System to selected early access customers in the first half of 2010, and are working towards a system ready for general commercial availability in the second half of 2010.

In late 2009 we launched a new, innovative service for gene-expression profiling of thousands of genes using the SmartChip System. By taking advantage of the SmartChip System, we offer universities, pharmaceutical, biotech and diagnostic companies a service that utilizes pathway-specific gene panels to discover and validate new biomarkers.

We have also been producing and selling our SmartSlide™ Micro-incubation System (“SmartSlide™ System”). The SmartSlide™ System provides a controlled environment and physiological conditions for time lapse imaging studies, allowing researchers to characterize, differentiate, and proliferate various cells, as well as providing optimal growth conditions for cells that are difficult to grow, such as stem and primary cells. We introduced our SmartSlide™ System through the early access program during 2006 and made our first sales during October 2006. We generated $379,373 of revenue from sales of SmartSlide™ products in 2009, and $621,866 in 2008.

WaferGen intends to employ a business model that generates revenue from both the sale of instruments (i.e. the SmartChip System) and a recurring revenue stream from the sale of consumables (i.e. the SmartChip), similar to the “razor and razor blade” business model. In addition, by offering our service for gene-expression profiling of thousands of genes using the SmartChip System in-house, we are generating a short-term revenue stream prior to commercialization and offering early access to the product .

Products

Gene Expression Products

Genomics Background

DNA is a molecule, contained in the chromosomes in the nucleus of each living cell, that encodes the genetic instructions used in the development and functioning of all known organisms (other than some viruses). The DNA segments that carry this genetic information are called genes (other DNA segments are involved in regulating the use of the genes or have merely structural purposes). Chemically, DNA consists of a long chain of simple units called nucleotides, with a backbone made of sugar and phosphate groups. Attached to each sugar in the backbone is one of four types of molecules called bases. It is the sequence of these four bases along the backbone that encodes information, like a four-letter alphabet.

DNA does not usually exist as a single molecule, but instead as a tightly associated pair of molecules. These two long strands entwine like vines, in the shape of a double helix. Each type of base on one strand forms a bond with just one type of base on the other strand. This is called complementary base pairing. Thus a particular sequence of bases on one strand will only bind with an exactly complementary sequence on another strand. The binding of single strands of DNA to form double-stranded DNA is termed hybridization.

Genes are segments of DNA that carry separate information packets of the genome. This information is read when the two strands of DNA “unzip” and the series of bases representing a gene are copied into the related nucleic acid RNA 3. Like DNA, RNA also has four types of bases that bond with just one type of base on the DNA strand. This complementary base pairing of DNA onto RNA is called transcription. The transcribed RNA strand then separates from the DNA strand and acts as a template for the cell’s machinery to construct functional proteins. The sequence of the RNA bases specifies the sequence of the 20 standard amino acids that make up proteins. This process of translating genes in DNA into functional proteins is called gene expression.

Proteins are essential parts of organisms and participate in every process within cells. Many proteins are enzymes that catalyze biochemical reactions and are vital to metabolism. Proteins also have structural or mechanical functions, such as in muscle and the cellular “scaffolding” that maintains cell shape. Other proteins are important in cell signaling, immune responses, cell adhesion and cell division.

3
RNA: (Ribonucleic acid) - A polymeric molecule consisting of ribonucleotide building blocks. The three major types in cells are ribosomal RNA (rRNA), transfer RNA (tRNA), and messenger RNA (mRNA), each of which performs an essential role in protein synthesis. RNAi is RNA interference that helps regulate turning genes on and off.

Another contributor to disease and dysfunction is the over- or under-expression of genes within an organism’s cells. A very complex network of genes interacts to maintain health in complex organisms such as humans. Although most cells contain an organism’s full set of genes, each cell, according to its function, expresses only a fraction of this set of genes in different quantities and at different times. The challenge for scientists is to delineate the associated genes’ expression patterns and their relationship to disease.

Every person inherits two copies of each gene, one from each parent. The two copies of each gene may be identical, or they may be different (when they differ, the different versions are called alleles). These differences are referred to as genetic variation. Examples of the physical consequences of genetic variation include differences in eye and hair color. Genetic variation can also have important medical consequences. Genetic variation affects disease susceptibility, including predisposition to cancer, diabetes, cardiovascular disease and Alzheimer’s disease. In addition, genetic variation may cause people to respond differently to the same drug treatment. A common form of genetic variation is a single-nucleotide polymorphism, or SNP. A SNP is a variation in a single “letter” in the DNA sequence between the two copies of the same gene. While in some cases a single SNP will be responsible for medically important effects, it is now believed that combinations of SNPs may contribute to the development of most common diseases. Since there are generally millions of SNPs in an individual, it is important to investigate many SNPs simultaneously in order to discover medically valuable information.

Gene Expression Technology Overview

Gene expression is used to provide information on the roughly 22,000 genes within the human genome. Life science researchers use gene expression profiling to study the differences in expression of genes in a normal versus a disease state. For example, a comparison of gene expression profile of breast cancer patients to those of normal patients will provide an indication of genes that are expressed differently between the two populations. Such differences can lead to identifications of genes that may be indicative of a disease state. One such example is the HER2 gene known to play a role in breast cancer. Furthermore, such differences can help physicians make treatment decisions. Researchers are conducting studies to identify a single or multiple genes that play a role in a particular disease. There are two technologies used to study gene expression, microarray and real-time PCR.

Microarrays consist of miniscule amounts of hundreds or thousands of gene sequences that are chemically attached to a surface, such as a microchip, a glass slide, or a bead. When a gene is activated in a cell, cellular machinery transcribes the gene’s DNA sequence into messenger RNA. As described above, the RNA is complementary and therefore will bind to the original portion of the DNA strand from which it was copied. To determine which genes are turned on and which are turned off in a given cell, the messenger RNA molecules present in that cell are collected and labeled by attaching a fluorescent dye. The labeled mRNA is placed onto a DNA microarray slide. The mRNA that was present in the cell, together with its fluorescent tag, will then hybridize—or bind—to its complementary DNA on the microarray.

A special scanner is used to measure the fluorescent areas on the microarray. If a particular gene is very active, it produces many molecules of messenger RNA, which hybridize to the DNA on the microarray and generate a very bright fluorescent area. Genes that are somewhat active produce fewer mRNAs, which results in dimmer fluorescent spots. If there is no fluorescence, none of the messenger molecules have hybridized to the DNA, indicating that the gene is inactive.

However, microarrays have limited sensitivity, accuracy and dynamic range. Human genes are expressed across a “six log” range (a single copy to a million copies) in a cell, with most species of RNA being present in fewer than 100 copies. The dynamic range of microarrays is estimated to be 2 to 3 logs 4. Microarrays are able to detect genes that are expressed in large numbers of copies but miss genes that are present in fewer than 100 copies. Thus microarrays capture only 20-40% of the expressed genes. Consequently, one obtains only a partial view of the expression profile when utilizing microarrays due to the limited sensitivity. These overlooked genes may be important in a particular disease state. As a consequence of these limitations, the discovery of genes identified by microarray technology requires further validation using real-time PCR.

The second technology, real-time PCR, represents a sensitive and accurate method to measure gene expression. PCR is an enzymatic process in which a short strand of DNA is copied multiple times, or amplified, so that it can be more readily detected and analyzed. The vast majority of PCR methods use thermal cycling, i.e., alternately heating and cooling the sample to a defined series of temperature steps. These thermal cycling steps are necessary to physically separate the strands in a DNA double helix (at high temperatures), which are then used as the template during DNA synthesis (at lower temperatures) by the DNA polymerase enzyme to selectively amplify the target DNA.

4
Log (logarithm) range is the standard way of expressing sensitivity range; it is calculated by a serial dilution of the sample, with each tenfold dilution being one log; if, for example, a sample is diluted four times by tenfold, and a device is able to detect a gene signal in all these dilutions, then the dynamic range of the detector is said to be three logs.

Traditional PCR merely increases the number of DNA copies for easier detection. Real-time PCR permits quantitative analysis, rather than just a qualitative yes/no as to the presence of a gene. Real-time PCR can produce an absolute measurement, such as number of copies of mRNA per nanoliter of sample, or a relative measurement in comparison to other expressed genes. Furthermore, real-time PCR chemistries allow for the detection in the early phase, rather than the later phase of these reactions, thereby decreasing process time and increasing accuracy.

Because real-time PCR does not measure thousands of genes simultaneously (like a microarray analysis), real-time PCR has low throughput and relatively high cost, making it unfeasible for whole genome analysis or for very high throughput studies. Thus, in practice, researchers typically first use microarray to identify which genes are over- or under-expressed in the whole genome and then apply real-time PCR to a specific set of those genes to accurately quantify gene expression. The process is referred to as discovery and validation.

SmartChip System

We believe our SmartChip System, assuming successful development and commercialization, would combine the best of both existing gene expression technologies and genome analysis enabled by microarrays with the sensitivity and accuracy of real-time PCR, a single platform that enables biomarker discovery and validation. WaferGen’s SmartChip Real-Time PCR System consists of three components: a SmartChip, comprising 5184 nanowells preprogrammed with gene-specific reaction content; a SmartChip Nanodispenser for applying sample and reaction mix to the SmartChips; and a SmartChip Cycler for performing and collecting data from the real-time PCR assays. Our SmartChip System will be provided with sub-nanoliter (one-billionth of a liter) dispensing of oligoneucleotide 5 reagents and sub-microliter (one-millionth of a liter) dispensing of samples into a 5,184 to 30,000 well chip that will allow for high throughput real-time PCR amplification of pathway based gene discovery of the 22,000 genes that represent the whole human genome. Our SmartChips are designed with evaporation control measures that allow for the use of nanoliter volumes, thermal cycling and temperature control. Our software system is being developed to also analyze the high throughput data after the completion of the real-time PCR analysis. The user friendly, content-ready SmartChip System is being designed to be able to accept samples out of the box, incorporating many of the necessary substrates and chemicals.

The SmartChip System is being engineered to deliver superior performance with the combination of high sensitivity and high throughput on a single chip, enabling scientists to rapidly view a large dynamic range of the expressed genes of the human genome. The genetic analysis using the SmartChip System is expected to require one day versus what would currently take days to weeks to discover the gene expression signature with microarrays and then verify the signature with real time PCR utilizing existing genetic analysis systems. As more clinical studies are carried out using validated gene sets, we believe the market will require, and demand, higher throughput solutions to process large numbers of clinical samples. Today’s solutions typically allow only a few patients’ samples per chip. We believe that we offer a throughput capability that will allow up to hundreds of samples on a single chip.

The current market cost of real-time polymerase chain reaction (“real-time PCR”), which we believe researchers currently view as the “gold standard” for genetic analysis, is approximately $1.00 per data point. We believe that our development of the SmartChip System, which is designed to utilize real-time PCR, will cost approximately $0.12 to $0.20 per acquired data point, or assay, when commercialized.

We believe our SmartChip System is also capable of achieving time-savings when compared to existing technologies. Research analyzing the whole genome utilizing currently available real-time PCR technology takes weeks to months due to multiple plates and hundreds of pipetting steps required. Our goal for design and development of our SmartChip System is to develop the ability to quantitatively analyze the gene specific pathways or whole genome with the performance of real-time PCR technology, which, if we succeed, could be as short as a single day, and would represent a significant advancement. In addition, our development of the SmartChip System seeks to allow 5,184 - 30,000 data points per chip, which could enable a large number of reactions to run in parallel, thus addressing the unmet needs of the clinical trial market. We believe today’s leading technologies are limited in throughput of 96-wells, 384-wells and 1536-wells. Some new entrants in the market place like Fluidigm offer maximum throughput of 10,000 assays per chip but are limited to the validation market by offering products that can do handful of genes in 24 or 96 samples on a single chip with third party solutions for reagents and assays for their chips.

Our SmartChip System is designed as an integrated instrument capable of thermal cycling, real-time detection and software for control and analysis. The product, upon completion, will be available with primer-ready chips for gene expression and genotyping analysis.

5	An oligonucleotide is a short nucleic acid polymer, typically with twenty or fewer bases.

We are planning to commercialize our SmartChip System with two chip and two instrument configurations:

•	A 5,184-assay chip for study of gene panels or for candidate genes of interest to customers; and

•	A high-throughput whole-genome version with 30,000 assays per chip.

An “alpha” version of the SmartChip System was tested at the University of Pittsburgh Medical Center (UPMC) under a funding grant from the National Institutes of Health (NIH). This testing was done to conduct novel gene expression research in the area of lung disease. Successful demonstration of sample dispensing, thermal cycling, and real-time fluorescent signal detection of 1,000 oncology genes (in triplicate with negative controls) was achieved on 5,184-well content-ready SmartChips using small amounts of RNA samples (300-500ngs) from chronic obstructive pulmonary disease (COPD), idiopathic pulmonary fibrosis (IPF) and healthy patients. The researchers’ goal is to identify and validate disease relevant gene expression signatures and microenvironments, while also generating relevant module maps of COPD and IPF that will help to characterize the diseases and their underlying causes. Additionally, this research will include the development and application of the PulmoSmartChip, a custom designed SmartChip molecular phenotyping assay for COPD and IPF. The PulmoSmartChip, which will include the lowest number of genes that distinguish all phenotypes of IPF and COPD, will be used to identify and validate module networks (sets of genes that are co-regulated to carry out a common function) capable of predicting the natural history of the diseases and patients’ response to specific therapeutics. Researchers at UPMC believe that the availability of these modules, as well as the validated PulmoSmartChip assay that allows their measurement using parallel quantitative real-time PCR, will be a significant step in laying the foundations for the introduction of personalized medicine approaches in pulmonary medicine.

Early in 2009 we formed a subsidiary company, WaferGen Biosystems (M) Sdn. Bhd. (“WGBM”), and announced the formal opening of our new, state-of-the-art facilities in Kulim Hi-Tech Park, Kedah, Malaysia. WGBM is launching various initiatives to support a number of ongoing SmartChip System development and commercialization goals. The primary functions of this new organization are to oversee regional research and development activities related to the SmartChip System, pursuing and establishing valuable research and development collaborations with local universities and government-run research centers, and coordinating production of the SmartChip System with WaferGen’s Malaysia-based contract manufacturer.

Initial work at the new subsidiary is focused on research and development activities related to the optimization of various gene panel assays to be used with the SmartChip System. These assays are for developing disease and pathway specific gene panels. To support these research and development efforts, WaferGen intends to work with the Malaysian Industrial Development Authority (MIDA) and the Malaysian Biotechnology Corporation Sdn. Bhd. (BiotechCorp) to facilitate and accelerate the operation of WGBM.

In January 2009, we entered into a research collaboration with the University of Texas Southwestern Medical Center for the SmartChip System. UT Southwestern is conducting novel research projects using the SmartChip System in order to identify and validate gene expression biomarkers related to wound healing. Additionally, researchers will aim to examine the impact the identified biomarkers have on patients’ response to treatment. WaferGen and UT Southwestern scientists believe that the research conducted as part of this collaboration may lead to the discovery of the relative importance of specific genes associated with wound healing. In turn, this critical genetic information may ultimately provide physicians with new tools for determining appropriate treatments for wound healing. As part of this project, The University of Texas Southwestern Medical Center demonstrated the utility of WaferGen’s new proprietary SmartChip Nano-dispenser. The Nano-dispenser is used for loading samples and enzymes onto content-ready SmartChips for use with WaferGen’s SmartChip Real-Time PCR System. The SmartChip Nano-dispenser enables the loading of a single sample into 5,184 nano-wells in a single step in approximately 20 minutes—at least three times faster than standard nano-dispensers. The UT Southwestern research collaboration will further validate the SmartChip System.

In March 2009 we entered into a wound healing research collaboration with IR BioSciences Holdings, Inc., a development-stage biotechnology company focused on the research, development and licensing of ImmuneRegen’s wound healing drug candidate, Homspera®, and with the University of Texas Southwestern Medical Center. Under terms of the collaboration, UT Southwestern researchers will conduct preclinical and clinical studies to evaluate the efficacy of Homspera®. As part of these studies, our SmartChip System will be used to understand the mechanism of action of Homspera®.

The collaborators believe that these studies may demonstrate the key role that the innovative capabilities of the SmartChip system can play in the field of drug development, particularly in validating relevant gene expression biomarkers and assessing their impact on patient response to treatment. Additionally, the studies are expected to provide ImmuneRegen with important data to support potential applications for Homspera in a range of therapeutic applications.

These studies, which provide the first opportunity for the SmartChip platform to assist in the drug development process, are expected to demonstrate the following key SmartChip system capabilities:

•	Support of both preclinical and clinical studies;

•	Validating potential biomarkers in many samples with rapid turnaround time, allowing for expedited drug development decisions; and

•	High sensitivity and accuracy with limited amount of sample from needle biopsy.

In April 2009 we signed a research collaboration with Duke University Medical Center scientists in the Institute for Genome Sciences and Policy to conduct novel genotyping research projects using the SmartChip Real-Time PCR System in order to validate single-nucleotide polymorphisms (SNPs) that are related to breast cancer. Additionally, researchers will aim to examine the impact the validated SNPs have on patients’ disease prognosis and response to treatment. While this is the fourth SmartChip research collaboration that WaferGen has entered into with leading U.S. researchers, it is the first to leverage the platform’s unique genotyping capabilities for SNP validation. This study has been postponed until later in 2010 because we are waiting for a multi-sample dispensing solution.

We believe that the research conducted as part of this collaboration may lead to the discovery of the relative importance of specific SNPs associated with breast cancer. In turn, this critical genetic information may ultimately provide physicians with new tools for determining appropriate treatments for breast cancer, while also assisting biotechnology and pharmaceutical companies in developing novel targeted therapeutics.

In February 2010, WaferGen scientists presented validation results of the SmartChip System at Cambridge Healthcare Institute’s 17th International Molecular Medicine Tri-Conference. The poster presentation provided an overview of our whole genome, high-throughput SmartChip System, and data to demonstrate the system’s ability to quantify gene expression levels by real-time PCR for a large number of genes at one time utilizing a simple workflow. WaferGen’s SmartChip Human Oncology Gene Panel was used to quantify changes in gene expression levels in breast and lung tumors. Data from the study support the conclusion that WaferGen’s SmartChip System provides an easy solution to perform massively parallel gene expression studies using real-time PCR technology. In addition, the availability of content-ready chips allows for an easy workflow for the researcher. Finally, the system allows analysis of thousands of genes using low (0.5 mg) sample input.

To date, we have designed 5,184-well chips, and are already shipping to our early access customers. We also have 30,000-well chips in development. With the 5,184- well chips, we have demonstrated our ability to perform several key steps required in a commercial version of the SmartChip System, including thermal cycling. This requires the ability to seal the sample wells on the chip, which we have also demonstrated. Additional milestones that we are working towards in conjunction with launching the SmartChip System are:

•	Presentations by collaborators and in-house scientists at scientific conferences;

•	Process SmartChip samples through our fee for service business;

•	Establish early access customers in the U.S., Japan and Europe;

•	Commercial launch of the 5,184- SmartChip System;

•	Complete development of the SmartChip multi sample nano-dispenser; and

•	Commercial launch of four gene panels, including oncology and microRNA.

Market Applications of the SmartChip System

We believe the SmartChip System, with its advantages of higher throughput, lower cost, superior sensitivity, will have multiple market applications.

We believe the SmartChip System will become the technology of choice in both research and clinical settings.

•
Biomarker Discovery. New targets (biomarkers) for drugs can be identified through the analysis of gene profile expression in diseased cells. Potential applications include cancers, arthritis, and lung diseases.

•
Drug Validation and Optimization. Genetic analysis is being used to determine the likely toxicity (toxicogenomics) of new drugs and the likelihood of therapeutic response to a specific genetic profile (pharmacogenomics). FDA guidance 6 calls for drug companies to voluntarily submit pharmacogenomic data to support their drug development programs.

•
Drug Response Monitoring. Patient outcomes can be improved by evaluation of a proposed drug’s potency and specificity in order to determine individualized patient dosing, thereby decreasing adverse drug reactions, and improving drug efficacy.

•
Detection of Rare Mutations. The Cancer Genome Project is using the human genome sequence and high throughput mutation detection techniques to identify somatically acquired 7 sequence variants/mutations and hence identify genes critical in the development of human cancers.

Target and Biomarker Discovery and Validation: Gene expression patterns (biomarkers) related to specific diseases are becoming increasingly important in drug development. Comparison of gene expression patterns between normal and diseased patients or expression profiles in the presence or absence of drugs leads to discovery of genes or a set of genes that can be used in drug development. This requires monitoring of tens, hundreds or thousands of mRNAs in large numbers. A typical genetic analysis currently involves the use of microarrays to identify genes, which are either over-expressed or under-expressed in a small subset of patients. After detailed bioinformatics analysis, a number of differentially expressed genes (two to 200) are evaluated using real-time PCR in a different subset of patients (50 to 100). The differentially expressed genes in this patient group are then validated using a larger patient group.

This sequential process may take from many months to a few years to complete using currently available techniques. The limitation in today’s gene expression studies is the use of microarrays as a starting point for discovery, which only provides a partial glimpse of the expression profile. Real-time PCR techniques, which offer significantly increased sensitivity, are limited in throughput and are cost prohibitive for whole genome analysis. It would cost in excess of $100,000 per analysis (assuming $1 per assay plus reference plus triplicates) to study even a single whole genome (30,000 genes) sample and will take many months to complete this study (reported in a MicroArray Quality Control study conducted by the FDA published in September 2006 in Nature Biotechnology 8). Biomarker investigation requires multiples of such analyses to confirm discovery.

Drug Development and Clinical Trial Validation: Clinical trials are the most expensive phase for pharmaceutical drug development. The use of gene expression and genotyping is becoming critical to identify a safe drug (toxicogenomics) for the right patient population (pharmacogenomics). Once a set of genes (biomarker) is identified, they are used in numerous samples in clinical trials for pattern recognition, toxicity profiling and patient selection. Similarly, locations of SNPs involved in disease variation and metabolism are also being utilized in clinical trials to understand disease predisposition, requiring thousands of samples to be analyzed.

In its Pharmacogenomic Data Submissions guidance referred to above, the FDA has asked for voluntary data submission utilizing these genetic approaches in clinical trials. This has created a need for reliable, high-throughput, cost-effective technologies. Today’s hybridization-based techniques can process only one sample at a time. Thus, for a clinical trial of 1,000 patients, one would need to use 1,000 chips. Established real time PCR instrument suppliers typically process 96 to 1,536 assays. Our SmartChip System is expected to offer the ability to study 5,184 assays on a single chip, and thus many samples in candidate genes of interest with limited amount of the biological sample.

6	FDA News Release - March 22, 2005 - issued a final guidance titled “Pharmacogenomic Data Submissions.”

7	Mutations rising in individual cells in the body outside the “germ-line” (sperm and egg) cells that created the individual, and hence not present in all of a person’s cells.

8	The MicroArray Quality Control (MAQC) project shows inter- and intra-platform reproducibility of gene expression measurements, Nature Biotechnology, Vol. 24:9, p 1151, September 2006.

Drug Response Monitoring: In addition to studying gene expression, genotyping measures genetic variation in the DNA. Sometimes it is not a single variation but the combination of these sequence differences that may lead to a disease state or a response to a specific therapy. For this reason, researchers look at patterns of these variations in a large number of healthy and affected patients in order to correlate SNPs with a specific disease. Large-scale genotyping studies are being conducted in various genome centers around the world, driven by available research funds, resulting in the greater demand for cost effective high throughput solutions.

Detection of Rare Mutations: The Cancer Genome Project’s DNA sequencing of patients’ tumors is underway and is rapidly defining cancer-causing mutations. Today, this is accomplished by using hybridization approaches which are unable to detect rare somatic mutations. Such techniques require the use of more sensitive methods like PCR and require genotyping of many samples (50 to 500). WaferGen intends to use allele-specific PCR with the SmartChip System to enable genotyping at multiple sites in multiple samples, as well as to provide a robust solution for detecting rare mutations. Current allele-selective PCR is able to reliably genotype SNPs (germ-line) and also reliably detect minority (somatic) mutations at sensitivity range of 100 to 10,000 mutations.

Future Applications - From Research to Diagnostics: New biomarkers for gene expression and genotyping are eventually expected to become essential for practicing physicians to identify the right drug for the right patients and lead to new ways of diagnosing and monitoring diseases. Biomarkers and platforms that are being used in clinical trials for a particular therapy are expected to become standard for molecular diagnostics. This market is still in its early development.

The WaferGen Service for Gene-Expression Profiling Using SmartChip

In late 2009 we announced a new, innovative service for gene-expression profiling of thousands of genes using the SmartChip Real-Time PCR System. By offering SmartChip services we provide early access to our products and a short-term revenue stream prior to commercialization. By taking advantage of the SmartChip Real-Time PCR System, we are offering universities, pharmaceutical and diagnostic companies a service that utilizes pathway-specific gene panels to discover and validate new biomarkers. Researchers will get early access to the technology and the benefit of new and upcoming gene panels. In addition, academic researchers can get preliminary data at a reasonable cost to submit for grants to complete more advanced studies.

The WaferGen SmartChip Service is targeted at scientists involved in the discovery and validation of molecular biomarkers. The initial product to be run on the SmartChip platform is the SmartChip Human Oncology Gene Panel that provides pathway based gene expression profiling for Oncology. It may also be used for Immunology, Metabolic and Stem Cell research. The 5,184 nano-well SmartChip uses a small amount of biological material to query a thousand genes in a single sample, enabling discovery of biomarkers while saving researchers time and money.

In the first quarter 2010, we made available, as part of this SmartChip gene-expression profiling service, the Human MicroRNA Panel, which provides one of the most comprehensive human microRNA panels presently available, with over 800 microRNAs on a single SmartChip. The final version of 885 microRNAs will assure that the latest and most complete information is made available to researchers in a single panel. The SmartChip design allows WaferGen to quickly incorporate newly released sequences giving researchers the ability to stay up to date with the latest discoveries.

MicroRNAs are small non-protein-coding single-stranded RNA molecules of 21-23 nucleotides in length that function as negative regulators of gene expression by targeting specific messenger RNAs. This either inhibits translation or promotes messenger RNA degradation. Cancer diagnosis, prognosis, and treatment are important potential clinical applications of microRNA profiling. The new Human MicroRNA expression profiling service will use the human genes from the new miRBase version 14.0 sequence database, providing researchers with the latest, up-to-date-sequences.

SmartSlide ™ Micro-Incubation System

We have developed and are currently marketing the SmartSlide™ System, a first-of-its-kind family of integrated fluidics exchange micro-incubation products that work seamlessly with inverted microscopes 9 . This breakthrough technology provides a controlled environment and physiological conditions for cell biology and stem cell researchers to conduct complex time lapse imaging studies to characterize, differentiate and proliferate cells, as well as grow stem, primary and other difficult to cultivate cells. These innovative capabilities allow researchers to pursue cutting-edge research topics that are not addressable with existing technology. However, the Company is primarily focusing on the development and commercialization of the SmartChip System, which we believe has significantly greater potential than SmartSlide™.

Competition

SmartChip Systems

We believe the primary industry competitors in the markets in which WaferGen plans to enter and compete are Life Technologies Corporation (“LIFE”), Affymetrix, Inc. (“Affymetrix”) and Illumina, Inc. Other companies known to be currently serving the genetic analysis market include Agilent Technologies, Inc., GE Healthcare (a business segment of General Electric Company), Bio-Rad Laboratories, Inc., Eppendorf AG, Beckman Coulter, Inc., Fluidigm Corporation and F. Hoffmann-La Roche & Co. The marketplace for gene expression technologies is highly competitive, with many of the major players already controlling significant market share, many of which have significantly greater financial, technology, and other resources than we do. Affymetrix is the leader in microarrays for whole genome analysis, and LIFE is the market leader for real-time PCR. We believe gene expression is a growing market and this market is driven by the need for real time PCR performance for discovery, and a higher throughput platform for validation, to overcome the limitations of microarrays and real time PCR technologies that are currently used for discovery and validation respectively. WaferGen’s SmartChip Real Time PCR System is presently the only platform that offers a single solution for both biomarker discovery and validation with low running costs, simplified workflow and fast results. Our competitors could compete with us by developing new products similar to our SmartChip System. Even though we believe that we have created a unique solution, this does not mean that our competitors will not develop effective products to compete with our products.

Sales and Marketing

We have experienced marketing and sales executives, and are expanding our sales channel for selling the SmartChip System and services directly in the United States and through distributors in the rest of the world.

Seasonality

We do not have sufficient product history to determine seasonality with a high degree of confidence. It is expected that customers’ purchasing patterns will not show significant seasonal variation, although demand for our products may be lowest in the first quarter of the calendar year and highest in the fourth quarter of the calendar year as pharmaceutical and academic customers typically spend unused budget allocations before the end of the fiscal year.

Sources and Availability of Raw Material and Principal Suppliers

The raw materials used in the manufacturing of our products are for the most part readily available from numerous sources.

Research and Development

Our research and development efforts are aimed at finding new varieties of products, improving existing products, improving product quality and reducing production costs. Our research and development expenses were approximately $5.14 million for the year ended December 31, 2009 and $4.63 million for the year ended December 31, 2008.

9
An inverted microscope is a microscope with its light source above the stage pointing down, while the objective is below the stage pointing up; they are used for observing living cells or organisms at the bottom of a large container (e.g., a tissue culture flask) under more natural conditions than on a glass slide, as is the case with a conventional microscope.

Intellectual Property and Other Proprietary Rights

We intend to pursue an intellectual property portfolio, including filing a number of U.S. and international patent applications and in-licensing certain patents covering products, methodologies, integration and applications. In our in-licensing arrangements, we have obtained intellectual property rights from third parties related to the development and marketing of the products, integration or applications covered by such licensed intellectual property. We presently have two patents issued in the U.S. with respect to our SmartChip products and technologies, and a number of pending patent applications worldwide that relate to SmartChip. In addition to our patents, we rely on trade secrets, know-how, and copyright and trademark protection. Our success may depend on our ability to protect our intellectual property rights.

Government Regulation and Environmental Matters

We are subject to a variety of federal, state and municipal environmental and safety laws based on our use of hazardous materials in both our manufacturing and research and development operations. We believe that we are in material compliance with applicable environmental laws and regulations. If we cause contamination to the environment, intentionally or unintentionally, we could be responsible for damages related to the clean-up of such contamination or individual injury caused by such contamination. We cannot predict how changes in the laws and regulations will impact how we conduct our business operations in the future or whether the costs of compliance will increase in the future.

Regulation by governmental authorities in the United States and other countries is not expected to be a significant factor in the manufacturing, labeling, distribution and marketing of our products and systems.

Employees

We have assembled a team of highly qualified scientists, engineers and business managers to support our product development and commercialization activities. Their efforts will continue to focus on selling, improving and refining our core technologies. As of March 24, 2010, we had 43 employees, 41 of whom were employed full-time. None of our employees are represented by a labor union, and we consider our employee relations to be good. We believe that our future success will depend, in part, on our continued ability to attract, hire and retain qualified personnel.

Properties

We do not own any real property. Our leased facilities as of March 24, 2010 are as follows:

LOCATION	SQUARE FEET	PRIMARY USE	LEASE TERMS

Fremont, CA	19,186 sq ft	Corporate Office	Lease expires April 30, 2015; lease payments of $30,698 per month commence May 1, 2010.

Fremont, CA	11,222 sq ft	Corporate Office	Lease expires March 31, 2010; lease payments of $11,905 per month

Kulim, Malaysia	5,194 sq ft	Administration and Lab	Lease expires December 31, 2010; lease payments of 5,194 RM per month

Our existing facilities are not yet being used at full capacity and management believes that these facilities are adequate and suitable for current needs, although further capacity may be required within the next year as the Company continues to grow.

Legal Proceedings

From time to time we may be involved in claims arising in connection with our business. Although there can be no assurance as to the ultimate outcome, we generally have denied, or believe we have a meritorious defense and will deny, liability in all cases pending against the Company, including the matters described below, and we intend to defend vigorously each such case. Based on information currently available, we believe that the amount, or range, of reasonably possible losses in connection with the actions against us, including the matters described below, in excess of established reserves, in the aggregate, not to be material to our consolidated financial condition or cash flows. However, losses may be material to the Company’s operating results for any particular future period, depending on the level of income for such period.

Vida Communication v. WaferGen. In July 2009, an action entitled Vida Communication, Inc. (“Vida”) v. WaferGen Bio-systems, Inc. was filed in the San Francisco Superior Court. Vida, a company that had been providing investor relations services, is suing the Company for a total of $165,000. The case is in the discovery stage. The Company believes the claims are without merit, and intends to vigorously defend itself against such action.

In addition, we anticipate that we will expend significant financial and managerial resources to defend our intellectual property rights in the future if we believe that our rights have been infringed. We also anticipate that we will expend significant financial and managerial resources to defend against claims that our products and services infringe upon the intellectual property rights of third parties.

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Set forth below is certain information regarding our directors and executive officers:

Name	Age	Position
Alnoor Shivji	53	Chief Executive Officer, President and Chairman of the Board
Mona Chadha	50	Executive Vice President, Marketing and Business Development, Interim Chief Operating Officer and Secretary
Hector Brush	58	Treasurer, Principal Financial Officer
Robert Coradini	50	Director
Dr. Robert J. Hariri	50	Director
Dr. R. Dean Hautamaki	47	Director
Makoto Kaneshiro	51	Director
Joel Kanter	53	Director
Nadine C. Smith	52	Director

Our bylaws provide that our Board will consist of between one and fifteen members, with the number of directors determined from time to time by our Board. The number of directors is currently set at seven. Our directors hold office for one-year terms until the earlier of their death, resignation or removal or until their successors have been elected and qualified. Any vacancies occurring in the Board between annual meetings may be filled by the vote a majority of the remaining directors. Our officers are appointed by the Board of Directors and serve at the discretion of the Board.

There are no family relationships among our directors and executive officers. None of our above-listed executive officers and directors has been convicted in any criminal proceeding during the past five years or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining him or her from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal of state securities laws or commodities laws. Similarly, no bankruptcy petitions have been filed by or against any business or property of any of our directors or executive officers, nor has a bankruptcy petition been filed against a partnership or business association in which these persons were general partners or executive officers.

Alnoor Shivji, Amjad Huda, Victor Joseph and Makoto Kaneshiro were former directors of WaferGen, Inc. and became our directors on May 31, 2007 in connection with the Merger as described below in the section titled “Certain Relationships and Related Transactions” beginning on page 56. Dr. R. Dean Hautamaki was appointed to serve as a director on May 31, 2007. Joel Kanter was appointed to serve as a director on June 12, 2007. Nadine C. Smith was appointed to serve as a director on November 12, 2008. Dr. Robert J. Hariri was appointed to serve as a director on May 15, 2009. Robert Coradini was appointed to serve as a director on October 27, 2009. Mr. Joseph and Mr. Huda resigned as directors, officers and employees of the company effective June 17, 2009.

Alnoor Shivji, Chief Executive Officer, President and Chairman of the Board. Mr. Shivji has served as our Chief Executive Officer, President and Chairman of the Board since the closing of the Merger. He is a co-founder of WaferGen and has served as its Chief Executive Officer and President since April 1, 2003, and as Chairman of the Board since October 2002. Between December 2003 and July 2006, he was also the Investment Director at VPSA, Inc. in Paris, France, and between October 2001 and February 2002, he was the President and Chief Executive Officer of Redwave Networks, Inc. From April 2001 to August 2001, Mr. Shivji was President of Metro Switching Division of Ciena Corp. Between August 1998 and March 2001, he was the Founder, President and Chief Executive Officer of Cyras Systems. He co-founded Fiberlane Communications, Inc. and was President of Fiberlane Communications (Canada), Inc. from December 1996 to April 1998. Mr. Shivji also co-founded Osiware, an enterprise software company sold to Infonet Services Corporation, which was later bought by BT Group plc. Currently, he is a General Partner with Global Asset Capital, a venture capital firm with which he has been associated since March 2002, and has a long history advising and investing in Silicon Valley startups. Mr. Shivji has a BS degree from University of British Columbia.

        Mona Chadha, Executive Vice President of Marketing and Business Development, interim Chief Operating Officer and Secretary.  Ms. Chadha was promoted from Vice President of Marketing, Business Development and Corporate Communications to Executive Vice President of Marketing, Business Development and Corporate Communications and Interim Chief Operating Officer on March 20, 2009.  Ms. Chadha has served as our Vice President of Marketing, Business Development and Corporate Communications since the closing of the Merger.  She joined WaferGen in July 2006 as its Vice President, Marketing and Business Development.  Ms. Chadha has over 15 years of experience in global product commercialization for leading biotechnology companies.  From July 2003 through July 2006, she was the Associate Director of Technology Marketing at Nektar Therapeutics, where she led the company’s repositioning and branding efforts and co-marketing of inhaled insulin. She spent nine years with Applied Biosystems Group (Applera Corporation), from 1993 through 2001, in multiple top tier jobs, including Product Manager, Senior Product Manager and Product Line Manager. Before joining Applied Biosystems, she was with CLONTECH Laboratories, Inc. during 1992 and 1993 as product manager and worked between 1988 and 1992 at Pharmacia LKB Biotechnology, Inc. as a Technical Specialist and Marketing Applications Specialist. She holds a double Masters degree in Cell Biology and Anatomy from Columbia University and Microbiology from India. She also completed the Executive Marketing Management Certificate Program at Stanford University.

Hector Brush, Treasurer, Principal Financial Officer. Mr. Brush has served as our Treasurer and Principal Financial Officer since the departure of Amjad Huda, our former Chief Financial Officer and Treasurer, on June 17, 2009. Mr. Brush has served as our senior accountant since November 1, 2007. Prior to joining us, Mr. Brush served as Senior Accountant and SEC Reporting Accountant for Symmetricom, Inc. from 2004 to 2007. Mr. Brush has been working as an accountant serving small and large high tech companies since 1981.

Robert Coradini, Director. Mr. Coradini has served as our director since October 2009. He has over twenty years of experience in the healthcare industry and has focused on turnarounds, mergers & acquisitions and building global businesses. Mr. Coradini has served as a chief executive and company president for various subsidiaries of the Johnson & Johnson Company since 1996, including service as President, New Ventures of Johnson & Johnson Consumer Group of Companies from 2005 until May 2009, service as World Wide President of Cardiovation/Ethicon from 2003 until 2005, service as President of LifeScan from 2000 to 2003 and as President of Cordis Endovascular from 1997 through 1999. Mr. Coradini was also head of Business Development for Johnson & Johnson Medical Devices & Diagnostic group from 1999 through 2000. Prior to joining Johnson & Johnson, Mr. Coradini was business manager for GE Medical Systems, Inc. Mr. Coradini has his MBA with a concentration in Finance, Marketing & International Business from Columbia University Graduate School of Business and a B.A. in Biology & Economics with High Distinctions from the University of Rochester.

Dr. Robert J. Hariri, Director. Dr. Hariri has served as our director since May 2009. He has served as the chief executive officer of Celgene Cellular Therapeutics, a division of Celgene Corporation, since 2005. Prior to joining Celgene Cellular Therapeutics as president in 2002, Dr. Hariri was founder, chairman and chief scientific officer at Anthrogenesis Corporation/LIFEBANK, Inc., a privately held biomedical technology and service corporation involved in the area of human stem cell therapeutics, which was acquired by Celgene in 2002. He has also served as co-founder, vice chairman and chief scientific officer of Neurodynamics, a privately held medical device and technology corporation. Dr. Hariri has also held key academic positions at Weill Medical College of Cornell University and the Cornell University Graduate School of Medical Science, including serving as the director of the Center for Trauma Research. Dr. Hariri also sits on the boards of ImmuneRegen, Semorex and Rocket Racing, Inc., is a member of the board of visitors of the Columbia University Fu Foundation School of Engineering and Applied Sciences and the Science and Technology Council of the Columbia University College of Physicians and Surgeons, and is a member of the scientific advisory board for the Archon X Prize for Genomics, which is awarded by the X Prize Foundation.

Dr. R. Dean Hautamaki, Director. Dr. Hautamaki has served as our director since the closing of the Merger. Dr. Hautamaki is a practicing physician and since January 2005 has been the Assistant Clinical Professor of Medicine at the Florida State University College of Medicine in Tallahassee, Florida. From September 2003 to December 2005, Dr. Hautamaki was the Chairman of the Department of Medicine at Sarasota Memorial Hospital in Sarasota, Florida. From September 1997 through December 2005, he was a partner at Lung Associates of Sarasota in Sarasota, Florida. Dr. Hautamaki has authored over 12 papers and presented in several conferences.

Makoto Kaneshiro, Director. Mr. Kaneshiro has served as our director since the closing of the Merger. He has also served as a director of WaferGen since March 2005. Mr. Kaneshiro is a founding member of Genetic Devices, Co., Ltd. in Japan and prior to that was the Executive Director of Overseas Investment for CSK Venture Capital Co., Ltd., where he had been since 2001. Previously, Mr. Kaneshiro was Executive Vice President of Sega.com and Sega of America. Before Sega, he was a member of the business development and corporate planning team of Sony Corporation of America. From 2003 to 2004, Mr. Kaneshiro was a member of the Board of Directors of Sega Corporation which was a publicly traded company in Japan. He holds an MBA from Yale University.

Joel Kanter, Director. Joel Kanter has served as our director since June 2007. He has been in the financial services industry for over three decades and has focused on providing equity and bridge financing to small and mid-size companies and institutional financing to mature enterprises. He has served as President of Windy City, Inc., a privately held investment firm, and as the Chief Executive Officer and President of Walnut Financial Services, Inc., a publicly traded company. Mr. Kanter currently serves on the Board of Directors of several public companies, including: Aquamatrix, Inc., I-Flow Corporation, Magna-Lab, Inc., Medgenics, Inc., and Pet DRx Corporation, as well as a number of private concerns. Mr. Kanter has a B.A. in Political Science and a B.S. in Psychology from Tulane University.

Nadine C. Smith, Director. Ms. Smith has served as our director since November 2008. She serves as Chairman of the Board, Vice President, Interim Chief Financial Officer and Interim Treasurer of La Cortez Energy, Inc., a publicly held, early stage company that plans to be involved in the oil and gas sector in South America, and as Chairman of the Board of Loreto Resources Corporation, a publicly held, early stage company that plans to be involved in the mining sector in South America. Ms. Smith has previously served as a director of Gran Tierra Energy, Inc., Patterson-UTI Energy Inc. and American Retirement Corporation, all public companies. Ms. Smith has been a private investor and business consultant since 1990.

We have three standing committees of the Board of Directors: the Audit Committee; the Nominating and Corporate Governance Committee; and the Compensation Committee.

Audit Committee

Our current Audit Committee was formed during September 2007. It attends to and reports to our Board of Directors with respect to matters regarding our independent registered public accounting firm, including, without limitation: reviewing the annual registration; approving the firm to be engaged as our independent registered public accounting firm for the next fiscal year; reviewing with our independent registered public accounting firm the scope and results of their audit and any related management letter; consulting with our independent registered public accounting firm and our management with regard to our accounting methods and adequacy of our internal controls over financial reporting; approving the professional services rendered by our independent registered public accounting firm; reviewing the independence, management consulting services and fees of our independent registered public accounting firm; inquiring about significant risks or exposures and methods to minimize such risk; ensuring effective use of audit resources; and preparing and supervising the SEC reporting requirements. On September 30, 2008 the Board of Directors approved the Audit Committee Charter. Our Audit Committee currently consists of Dr. Hautamaki, Mr. Kanter (Chairman), and Ms. Smith. In addition, the Board of Directors believes that Mr. Kanter meets the definition of “audit committee financial expert,” and is “independent” as such terms are defined by SEC rules.

Nominating and Corporate Governance Committee

The Corporate Governance Committee of the Board of Directors is appointed by the Board (i) to oversee the selection of new directors, (ii) to oversee the function of the Board in its committees, and (iii) to evaluate the Board’s performance as well as the relationship between the Board and the Company’s management. In May 2009, the Board re-named the Corporate Governance Committee as the Nominating and Corporate Governance Committee. In addition to the duties listed above, the Nominating and Corporate Governance Committee is charged with identifying suitable qualified candidates to be proposed for appointment or election to the Board and to monitor the composition of the Board. There is no formal process or policy that governs the manner in which the Nominating and Corporate Governance Committee identifies potential candidates for the Board of Directors. Historically, however, the Nominating and Corporate Governance Committee (and prior to the formation of the Nominating and Corporate Governance Committee, the Board of Directors) has considered several factors in evaluating candidates for nomination to the Board of Directors, including the candidate’s knowledge of the Company and its business, the candidate’s business experience and credentials, and whether the candidate would represent the interests of all the Company’s stockholders as opposed to a specific group of stockholders. The Nominating and Corporate Governance Committee currently consists of Mr. Coradini, Dr. Hariri (Chairman), Dr. Hautamaki, Mr. Kaneshiro, Mr. Kanter and Ms. Smith.

Compensation Committee

Our Compensation Committee was formed in September 2007 to attend to and report to our Board of Directors with respect to the appropriate compensation of our directors and executive officers and is responsible for administering all of our employee benefit plans. We do not have a compensation committee charter. The Compensation Committee currently consists of Mr. Coradini, Dr. Hariri, Mr. Kaneshiro and Mr. Kanter (Chairman).

Nomination of Directors

There have been no material changes to the procedures by which security holders may recommend nominees to our Board of Directors implemented since the filing of our Proxy Statement for our 2009 Annual Meeting of Stockholders.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely upon a review of Forms 3 and 4 and amendments thereto furnished to the Company under Rule 16a-3(e) under the Exchange Act during its most recent fiscal year and Forms 5 and amendments thereto furnished to the Company with respect to its most recent fiscal year, and any written representation to the Company from the reporting person that no Form 5 is required, no person who, at any time during the fiscal year, was a director, officer, beneficial owner of more than ten percent of the Company’s Common Stock, or any other person known to the Company to be subject to section 16 of the Exchange Act with respect to the Company, failed to file on a timely basis, as disclosed in the above Forms, reports required by section 16(a) of the Exchange Act during the most recent fiscal year or prior fiscal years, except as described below:

Name	No. of late reports	No. of transactions that were not reported on a timely basis	Failure to file a required Form
Dr. R. Dean Hautamaki	1	1	0
Amjad Huda	0	0	0
Victor Joseph	0	0	0
Makoto Kaneshiro	1	1	0
Joel S. Kanter	1	1	0
Alnoor Shivji	3	4	0
Nadine C. Smith	3	4	0
Dr. Robert J. Hariri	1	2	0
Mona Chadha	0	0	0
Hector Brush	0	0	0

Code of Ethics

Effective December 28, 2007, our Company’s Board of Directors adopted a Code of Business Conduct and Ethics that applies to, among other persons, our Company’s principal executive officer and principal financial officer, as well as persons performing similar functions. As adopted, our Code of Business Conduct and Ethics set forth written standards that are designed to deter wrongdoing and promote:

(1)	handling honest and ethical conduct, including the ethical of actual or apparent conflicts of interest between personal and professional relationships;

(2)	full, fair, accurate, timely, and understandable disclosure in report and document that we file with, or submit to, the Security and Exchange Commission and in other public communications made by us;

(3)	compliance with applicable government laws, rules and regulations;

(4)	the prompt internal reporting of violations of Code of Business Conduct and Ethics to an appropriate person or persons identified in the Code of Business Conduct and Ethics; and

(5)	accountability for adherence to the Code of Business Conduct and Ethics.

Our Code of Business Conduct and Ethics requires, among other things, that all of our Company’s personnel shall be accorded full access to our Chief Compliance Officer with respect to any matter which may arise relating to the Code of Business Conduct and Ethics. Further, all of our Company’s personnel are to be accorded full access to our Company’s Board of Directors if any such matter involves an alleged breach of the Code of Business Conduct and Ethics by our president, secretary, and chief financial officer.

In addition, our Code of Business Conduct and Ethics emphasizes that all employees, and particularly managers and/or supervisors, have a responsibility for maintaining financial integrity within our Company, consistent with generally accepted accounting principles, and federal, provincial and state security laws. Any employee who become aware of any incident involving financial or accounting manipulation or other irregularities, whether by witnessing the incident or being told of it, must report it to his or her immediate supervisor or to our Company’s president, secretary, or chief financial officer. If the incident involves an alleged breach of the Code of Business Conduct and Ethics by the president, secretary, or chief financial officer, the incident must be reported to the Audit Committee. Any failure to report such inappropriate or irregular conduct of other is to be treated as a severe disciplinary matter. It is against our Company policy to retaliate against any individual who reports in good faith the violation or potential violation of our Company’s Code of Business Conduct and Ethics by another.

Our Code of Business Conduct and Ethics is available on our website, www.wafergen.com.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND
RELATED STOCKHOLDER MATTERS

The following table sets forth certain information regarding the beneficial ownership of our common stock by (i) each person who, to our knowledge, owns more than 5% of our common stock, (ii) each of our directors and executive officers, and (iii) all of our executive officers and directors as a group. Unless otherwise indicated in the footnotes to the following table, each person named in the table has sole voting and investment power and that person’s address is: c/o WaferGen Bio-systems, Inc., 7400 Paseo Padre Parkway, Fremont, CA 94555. Shares of our Common Stock subject to options, warrants, or other rights currently exercisable or exercisable within 60 days of March 24, 2010, are deemed to be beneficially owned and outstanding for computing the share ownership and percentage of the person holding such options, warrants or other rights, but are not deemed outstanding for computing the percentage of any other person.

Name of Beneficial Owner	Number of Shares Beneficially Owned		Percentage Beneficially Owned (1)
The Shivji Family Trust dated June 12, 2000	1,987,086	(2)	5.89%
William L. Collins	2,159,348	(3)	6.34%
Mark Tompkins	2,314,026	(4)	6.84%
CSK-VC Life Science Investment Fund LP	1,768,186	(5)	5.26%
Directors and Executive Officers:
Alnoor Shivji	5,071,854	(6)	14.80%
Nadine C. Smith	1,040,686	(7)	3.08%
Dr. R. Dean Hautamaki	378,790	(8)	1.12%
Makoto Kaneshiro	181,658	(9)	*
Mona Chadha	176,745	(10)	*
Dr. Robert Hariri	170,769	(11)	*
Joel Kanter	163,750	(12)	*
Robert Coradini	160,769	(13)	*
Hector Brush	30,272	(14)	*
Directors and Executive Officers as a Group (9 persons)	7,375,293		20.85%

*	Less than 1%

(1)	Based on 33,549,399 shares of our common stock issued and outstanding as of March 24, 2010.

(2)
Consists of 1,780,218 shares of common stock, 16,667 of which were purchased in connection with the December 2009 Private Placement, and 206,868 shares of common stock issuable upon the exercise of currently exercisable warrants, 4,167 of which were purchased in connection with the December 2009 Private Placement. Alnoor Shivji and his wife, Mariam Shivji, are the co-trustees of The Shivji Family Trust dated June 12, 2000 (“The Shivji Family Trust”). Its address is 692 Hillcrest Terrace, Fremont, CA 94539. See also footnote (6) in this section.

(3)
Includes 1,600,000 shares of common stock and 492,348 shares of common stock issuable upon the exercise of currently exercisable warrants held by to William L. Collins 2009 GRAT. William L. Collins has voting control and investment power over, but disclaims beneficial ownership of, the securities managed owned by William L. Collins 2009 GRAT. William L. Collins is the CEO and Managing Member of Brencourt Advisors, LLC, but lacks sole voting control and investment power over and disclaims beneficial ownership of the WBSI securities managed by Brencourt Advisors, LLC, which consist of 1,999,044 shares of common stock and 474,309 shares of common stock issuable upon the exercise of currently exercisable warrants. Brencourt Advisors, LLC’s and William L. Collins’s address is 600 Lexington Avenue, 8th Floor, New York, NY 10022.

(4)	Includes 305,400 shares of common stock issuable upon the exercise of currently exercisable warrants. His address is c/o Gottbetter & Partners, 488 Madison Ave, 12th Floor, New York, NY 10022.

(5)
Includes 50,000 shares of common stock issuable upon the exercise of currently exercisable warrants. Hiromichi Tabata has the power to vote and dispose of the shares being registered on behalf of CSK-VC Life Science Investment Fund. Its address is 5th Floor, Riviera Minami Aoyama Building, 3-3-3, Minami-Aoyama, Minato-Ku, Tokyo 107-0062 Japan.

(6)
Consists of (i) 2,424,561 shares of common stock, (ii) 290,555 shares of common stock issuable upon the exercise of currently exercisable warrants, (iii) 199,654 shares of common stock issuable upon the exercise of options that are exercisable within 60 days, (iv) 1,780,218 shares of common stock held by The Shivji Family Trust, 16,667 of which were purchased in connection with the December 2009 Private Placement, (v) 206,868 shares of common stock issuable upon the exercise of currently exercisable warrants held by The Shivji Family Trust, 4,167 of which were purchased in connection with the December 2009 Private Placement, (vi) 48,333 shares of common stock held by each of the three Shivji Children’s Trusts, 33,333 of which were purchased in connection with the December 2009 Private Placement, and (vii) 8,333 shares of common stock issuable upon the exercise of currently exercisable warrants held by each of the three Shivji Children’s Trusts, all of which were purchased in connection with the December 2009 Private Placement. Mr. Shivji and his wife, Mariam Shivji, are the co-trustees of The Shivji Family Trust and each of the three Shivji Children’s Trusts. Mr. Shivji disclaims beneficial ownership of the securities held by each of the Shivji Trusts, except to the extent he has a pecuniary interest therein. Excludes options to purchase 142,012 shares of common stock that are not exercisable within 60 days. See also footnote (2) in this section.

(7)
Includes 170,836 shares of common stock issuable upon the exercise of currently exercisable warrants and 51,250 shares of common stock issuable upon the exercise of options that are exercisable within 60 days. Excludes options to purchase 3,750 shares of common stock that are not exercisable within 60 days.

(8)
Consists of (i) 246,042 shares of common stock issuable upon the exercise of options that are exercisable within 60 days, (ii) 110,633 shares of common stock held by Cojack, 20,000 of which were purchased in connection with the December 2009 Private Placement, and (iii) 22,115 shares of common stock issuable upon the exercise of currently exercisable warrants held by Cojack, 5,000 of which were purchased in connection with the December 2009 Private Placement. Excludes options to purchase 103,958 shares of common stock that are not exercisable within 60 days.

(9)
Consists of 181,658 shares of common stock issuable upon the exercise of options that are exercisable within 60 days. Excludes options to purchase 7,124 shares of common stock that are not exercisable within 60 days.

(10)
Consists of 176,745 shares of common stock issuable upon the exercise of options that are exercisable within 60 days. Excludes options to purchase 228,444 shares of common stock that are not exercisable within 60 days.

(11)
Includes 30,769 shares of common stock issuable upon the exercise of currently exercisable warrants and 40,000 shares of common stock issuable upon the exercise of options that are exercisable within 60 days.

(12)
Includes (i) 66,250 shares of common stock issuable upon the exercise of options that are exercisable within 60 days, (ii) 75,000 shares of common stock held by the Kanter Family Foundation and (iii) 22,500 shares of common stock issuable upon exercise of currently exercisable warrants held by the Kanter Family Foundation. Joel Kanter and his brother, Joshua Kanter, have voting and dispositive power over all of the securities held by the Kanter Family Foundation. Mr. Kanter disclaims beneficial ownership of the securities held by the Kanter Family Foundation, except to the extent he has a pecuniary interest therein. Excludes options to purchase 3,750 shares of common stock that are not exercisable within 60 days.

(13)
Includes 30,769 shares of common stock issuable upon the exercise of currently exercisable warrants and 30,000 shares of common stock issuable upon the exercise of options that are exercisable within 60 days. Excludes options to purchase 10,000 shares of common stock that are not exercisable within 60 days.

(14)
Consists of 30,272 shares of common stock issuable upon the exercise of options that are exercisable within 60 days. Excludes options to purchase 23,228 shares of common stock that are not exercisable within 60 days.

EXECUTIVE COMPENSATION

The following table summarizes all compensation recorded by us in each of fiscal year 2009 and 2008 for (i) our principal executive officer, (ii) our two most highly compensated executive officers other than our principal executive officer, each of whom was serving as an executive officer at the end of fiscal year 2009 and whose total compensation exceeded $100,000 in fiscal year and (iii) two of our former executive officers who were our most highly compensated executive officers in fiscal year 2009 other than our principal executive officer, each of whom were not serving as an executive officer at the end of fiscal year 2009. Such officers are referred to herein as our “Named Executive Officers.”

Name and Principal Position	Fiscal Year	Salary ($)		Bonus ($)		Option Awards ($)		All Other Compensation ($)		Total ($)
Alnoor Shivji	2009	$223,125	(1)	$—	(2)	$—	(6)	$—		$223,125
Chairman, President and Chief Executive Officer	2008	$253,854	(1)	$62,500	(2),(3)	$64,747	(6)	$—		$381,101
Amjad Huda	2009	$103,956	(1)	$—	(2)	$3,408	(6)	$180,882	(7)	$288,246
Former Chief Financial Officer	2008	$253,854	(1)	$62,500	(2),(3)	$28,902	(6)	$—		$345,256
Victor Joseph	2009	$103,956	(1)	$—	(2)	$—	(6)	$180,882	(7)	$284,838
Former Chief Technology Officer	2008	$253,854	(1)	$62,500	(2),(3)	$33,982	(6)	$—		$350,336
Mona Chadha	2009	$212,609	(4)	$—	(4)	$102,783	(6)	$—		$315,392
Executive Vice President of Marketing and Business Development, interim Chief Operating Officer and Secretary	2008	$184,350	(4)	$45,000	(2),(3)	$29,238	(6)	$—		$258,588
Hector Brush	2009	$104,738	(5)	$—	(5)	$—	(6)	$—		$104,738
Principal Financial Officer and Treasurer	2008	$108,456	(5)	$—	(5)	$3,975	(6)	$—		$112,431

(1)
Annual salary of $262,500 commenced on May 31, 2008, one year after the date of executive officer’s employment agreement with the Company. On November 30, 2008 the Company adjusted the salary to $223,125 until the Company raises $5 million in gross proceeds from the sale of its securities in one or more financings on or prior to March 30, 2009, excluding any gross proceeds received in connection with any financings completed by its Malaysian subsidiary, WGBM; or (b) raises after March 30, 2009 funds sufficient to finance the Company’s operations at its then-current burn rate for an additional nine months after the closing of such financing, as reasonably determined by the compensation committee of the board of directors of the Company. Salaries of Mr. Huda and Mr. Joseph were terminated in connection with their resignation as officers and directors of the Company effective June 17, 2009.

(2)
Under such executive officer’s, former executive officer’s or employee’s employment agreement, the executive officer, former executive officer or employee is or was entitled to a performance-based bonus of up to 25% of his or her salary. No bonuses were paid for performance during fiscal year 2008 or 2009.

(3)
The Compensation Committee of the Board determined that each such executive, former executive or employee would receive a bonus in 2008 for his or her performance in 2007 equal to 25% of his or her base salary upon the completion of a financing transaction by the Company above a certain threshold amount. This bonus was earned in fiscal year 2007, but paid in fiscal year 2008.

(4)
Such officer became a Section 16B officer on March 20, 2009, and an annual salary of $225,000 commenced on that date pursuant to such executive officer’s employment agreement with the Company. Under such officer’s amended employment agreement, the officer is entitled to a performance-based bonus of up to 40% of her salary. No bonuses were paid for performance during fiscal year 2008 or 2009.

(5)	Such officer became a Section 16B officer effective June 18, 2009, and is entitled to an annual salary of $104,738. He is not eligible for a bonus.

(6)
Amounts in this column reflect the aggregate grant date fair value of stock awards granted in the fiscal year computed in accordance with FASB ASC Topic 718 (rather than the dollar amount recognized for financial statement purposes for the fiscal year, excluding the impact of estimated forfeitures related to service-based vesting conditions, as previously required). For more information, see Note 2, “Summary of Significant Accounting Policies--Stock-Based Compensation” and Note 7, “Stock Options and Warrants” to the Financial Statements on pages F-16 to F-17 and pages F-22 to F-25, respectively. The 2009 compensation expense for Amjad Huda and Victor Joseph excludes $60,481 and $61,073, respectively, being the dollar amount recognized for financial statement purposes resulting from the accelerated vesting of all of their outstanding options on June 17, 2009, in accordance with the terms of their separation agreements.

(7)
In connection with former executive officer’s separation agreement, the Company paid such former executive officer $180,882 in severance payments (including $40,385 for accrued vacation) in 2009, and will pay such former executive officer $165,651 in severance payments in 2010.

Outstanding Equity Awards at Fiscal Year-End 2009 (1)

Name	Number of Securities Underlying Unexercised Options Exercisable (#)		Number of Securities Underlying Unexercised Options Unexercisable (#)		Option Exercise Price ($)	Option Expiration Date
Alnoor Shivji	31,250	(2)	43,750	(2)	$1.95	4/17/2018
	23,438	(4)	51,562	(4)	$1.35	9/30/2015
	7,292	(5)	17,708	(5)	$1.00	10/24/2015
	107,639	(6)	59,027	(6)	$1.50	5/31/2017
Amjad Huda	25,000	(2)	—		$1.95	6/17/2011	(12)
	12,500	(8)	—		$2.10	6/17/2011	(12)
	37,500	(4)	—		$1.35	6/17/2011	(12)
	20,000	(5)	—		$1.00	6/17/2011	(12)
	166,667	(6)	—		$1.50	6/17/2011	(12)
	134,979	(7)	—		$0.46	6/17/2011	(12)
Victor Joseph	25,000	(2)	—		$1.95	6/17/2011	(12)
	12,500	(3)	—		$2.10	6/17/2011	(12)
	37,500	(4)	—		$1.35	6/17/2011	(12)
	20,000	(5)	—		$1.00	6/17/2011	(12)
	166,667	(6)	—		$1.50	6/17/2011	(12)
	134,979	(7)	—		$0.46	6/17/2011	(12)
Mona Chadha	59,954	(9)	10,235	(9)	$0.15	7/1/2016
	10,417	(2)	14,583	(2)	$1.95	4/17/2018
	15,625	(4)	34,375	(4)	$1.35	9/30/2015
	2,917	(5)	7,083	(5)	$1.00	10/24/2015
	65,972	(6)	100,694	(6)	$1.50	5/31/2017
	—	(10)	250,000	(10)	$1.10	3/20/2016
Hector Brush	20,834	(11)	19,166	(11)	$1.56	11/15/2017
	3,125	(4)	6,875	(4)	$1.35	9/30/2015
	1,021	(5)	2,479	(5)	$1.00	10/24/2015

(1)
Option numbers and prices are presented as of December 31, 2009. Upon the Merger, we adopted and assumed WaferGen’s 2003 Stock Incentive Plan and the then outstanding options automatically converted into options to purchase shares of our common stock using the same exchange ratio applied to convert the WaferGen shares into our common stock in the merger. Upon the Merger, the vesting of all options issued under the 2003 Stock Incentive Plan was accelerated, and all the options became immediately exercisable.

(2)
Option to purchase shares of our common stock at an exercise price of $1.95 per share granted on April 17, 2008, which option vests with respect to the first 25% of the shares when the optionee completes 12 months of continuous service after the vesting start date, and with respect to an additional 1/48th of the shares when the optionee completes each full month of continuous service thereafter, and expires 10 years after the date of grant.

(3)
Option to purchase shares of our common stock at an exercise price of $2.10 per share granted on April 30, 2008, which option vests with respect to the first 25% of the shares when the optionee completes 12 months of continuous service after the vesting start date, and with respect to an additional 1/48th of the shares when optionee completes each full month of continuous service thereafter, and expires 10 years after the date of grant.

(4)
Option to purchase shares of our common stock at an exercise price of $1.35 per share granted on September 30, 2008, which option vests with respect to the first 25% of the shares when the optionee completes 12 months of continuous services after the vesting start date, and with respect to an additional 1/48th of the shares when optionee completes each full month of continuous service thereafter, and expires 7 years after the date of grant.

(5)
Option to purchase shares of our common stock at an exercise price of $1.00 per share granted on October 24, 2008, which option vests with respect to the first 25% of the shares when the optionee completes 12 months of continuous service after the vesting start date, and with respect to an additional 1/48th of the shares when optionee completes each full month of continuous service thereafter, and expires 7 years after the date of grant.

(6)
Option to purchase shares of our common stock at an exercise price of $1.50 per share granted on May 31, 2007, which option vests in equal monthly installments over four years and expires 10 years after the date of grant.

(7)
Option to purchase 134,979 shares of our common stock at an exercise price of $0.46 per share granted on January 3, 2007 under the 2003 Stock Incentive Plan, which option became fully vested upon the Merger and expires 10 years after the date of grant.

(8)
Option to purchase our common stock at an exercise price of $2.10 per share granted on January 14, 2009, which option vests with respect to the first 25% of the shares when the optionee completes 12 months of continuous service after the vesting start date of April 30, 2008, and with respect to an additional 1/48th of the shares when optionee completes each full month of continuous service thereafter, and expires 7 years after the date of grant.

(9)
Option to purchase shares of our common stock at an exercise price of $0.15 per share granted on July 1, 2006, which option vests with respect to the first 25% of the shares when the optionee completes 12 months of continuous service after the vesting start date, and with respect to an additional 1/48th of the shares when the optionee completes each full month of continuous service thereafter, and expires 10 years after the date of grant.

(10)
Option to purchase our common stock at an exercise price of $1.10 per share granted on March 20, 2009, which option vests with respect to the first 25% of the shares when the optionee completes 12 months of continuous service after the vesting start date, and with respect to an additional 1/48th of the shares when optionee completes each full month of continuous service thereafter, and expires 7 years after the date of grant.

(11)
Option to purchase shares of our common stock at an exercise price of $1.56 per share granted on November 15, 2007, which option vests with respect to the first 25% of the shares when the optionee completes 12 months of continuous service after the vesting start date, and with respect to an additional 1/48th of the shares when the optionee completes each full month of continuous service thereafter, and expires 10 years after the date of grant.

(12)	In accordance with the terms of separation agreements, all of Amjad Huda’s and Victor Joseph’s options will now expire on June 17, 2011, two years after their resignation dates.

Employment Agreements

Alnoor Shivji

We have entered into an employment agreement with Alnoor Shivji to serve as our Chairman and Chief Executive Officer, for renewable one year terms. Pursuant to this employment agreement, Mr. Shivji is entitled to receive an annual base salary of $250,000, subject to annual reviews by our Compensation Committee. Mr. Shivji is also entitled to a performance-based bonus of up to 25% of his salary. Upon execution of his employment agreement, we granted Mr. Shivji an option to purchase 166,666 shares of our common stock at an exercise price of $1.50 per share, which option shall vest in equal monthly installments over four years. If we terminate Mr. Shivji’s employment without cause or if Mr. Shivji resigns for good reason, we will pay Mr. Shivji his then current annual base salary for one year, payable in accordance with standard payroll procedures, any earned but unpaid base salary, any unpaid pro rata annual bonus and any amounts necessary to reimburse Mr. Shivji for employment-related expenses and for unused, but accrued, vacation days. Our failure to renew this agreement for any subsequent one-year term shall be deemed to be a termination without cause. This agreement prohibits Mr. Shivji from competing with us for the greater of (i) one year after the termination of his employment or (ii) the length of time Mr. Shivji receives severance payments from us. On January 16, 2009, Mr. Shivji agreed in a letter agreement with the Company to reduce his base salary by 15% from $262,500 to $223,000. The letter agreement confirms the prior salary reduction that was voluntarily agreed to by this officer effective as of November 1, 2008. The letter agreement provides that the base salary will return to its prior level in the event that the Company raises $5 million in gross proceeds from the sale of its securities in one or more financings on or prior to March 20, 2009 (excluding any gross proceeds received in connection with any financings completed by the Company’s Malaysian subsidiary), or the Company raises after March 30, 2009 funds sufficient to finance the Company’s operations at its then-current burn rate for an additional nine months after the closing of such financing. The compensation committee of the Company’s board of directors approved of the foregoing salary reduction as set forth in the letter agreement. The conditions for the return of Mr. Shivji’s base salary to its prior level were not met in 2009.

Mona Chadha

        On November 10, 2009, we entered into an employment agreement with Mona Chadha to serve as our Executive Vice President of Marketing and Business Development and Interim Chief Operating Officer. Ms. Chadha’s employment with the Company will be “at will” at all times. Pursuant to this employment agreement, Ms. Chadha is entitled to receive an annual base salary of $225,000, subject to annual reviews by our Compensation Committee. Ms. Chadha is also entitled to a performance-based bonus of up to 40% of her salary. In addition, with respect to fiscal year 2009 only, Ms. Chadha received the following supplemental payments: (i) upon execution of the employment agreement, $16,575.71, and (ii) $16,575.71 when the Company paid its December 15, 2009, regular payroll. These additional payments are, in the aggregate, equal to the difference between the base salary rate above and the salary payments received by Ms. Chadha for the period from March 20, 2009 (the date she was appointed as the Company’s Interim Chief Operating Officer) through October 29, 2009. If we terminate Ms. Chadha’s employment without cause or if Ms. Chadha resigns for good reason, (a) we will pay Ms. Chadha her then current annual base salary for (i) one year if the termination occurs prior to October 30, 2010, or within 12 months after the completion of a change of control of the Company, or (ii) six months otherwise, in each case payable in accordance with standard payroll procedures (or in a lump sum if the termination occurs within 12 months after the completion of a change of control), and (b) any earned but unpaid base salary, a prorated portion of her annual bonus and reimbursement for employment-related expenses and for unused, but accrued, vacation days. Receipt of salary continuation severance payments is conditioned on Ms. Chadha’s not competing with us during the period of the payments.

Former Executive Officers

On June 17, 2009, the Company entered into employment separation agreements with each of Amjad Huda, the former Chief Financial Officer and Treasurer of the Company, and Victor Joseph, the former Chief Technical Officer and Secretary of the Company. Pursuant to the separation agreements, Mr. Huda’s and Mr. Joseph’s employment with the Company ended on June 17, 2009. The Company will pay each of Mr. Huda and Mr. Joseph severance in the amount of $306,250, less applicable withholdings, payable in the form of salary continuation over 14 months in accordance with the Company’s regular payroll practices. All stock options granted to Mr. Huda and Mr. Joseph pursuant to the Company’s stock incentive plans have vested in connection with their terminations of employment, and each of Mr. Huda and Mr. Joseph will have two years to exercise such stock options. The Company will pay the premiums for COBRA medical coverage for Mr. Huda and Mr. Joseph until the earlier of the two-year anniversary of the separation date or the date Mr. Huda or Mr. Joseph, as the case may be, become covered under another employer’s group health plan. Mr. Huda and Mr. Joseph each provided a release of claims in favor of the Company, and the Company, in turn, provided each of Mr. Huda and Mr. Joseph a release of claims.

In connection with the terminations of their employment, Mr. Huda and Mr. Joseph also agreed that, during the period commencing on the date of separation and ending on the one year anniversary of the date of separation, they will not transfer or sell any shares of the Company’s common stock held by them after the date of their separation, subject to certain exceptions, including the following: (i) beginning seven months after the separation date and ending nine months after the separation date, each of Mr. Huda and Mr. Joseph shall be entitled to sell in open market or otherwise through or reportable on the over-the-counter market or any stock exchange (“Market Transactions”) on each trading day during such three-month period an aggregate number of shares of the Company’s common stock of no more than 15% of the average daily volume of shares of the Company’s common stock traded over the counter or on any stock market, as the case may be, during the three month period from September 1, 2009 through November 30, 2009 (the “ADV”); and (ii) beginning on the first day after nine months following the separation date and ending on the one year anniversary of the separation date, each of Mr. Huda and Mr. Joseph shall be entitled to sell in Market Transactions on each trading day during such three-month period an aggregate number of shares of the Company’s common stock of no more than 20% of the ADV.

Director Compensation

The table below summarizes the compensation paid by the Company to non-employee directors for the fiscal year ended December 31, 2009.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Makoto Kaneshiro	$—	$—	$11,190	$—	$—	$—	$11,190
Dr. R. Dean Hautamaki	$—	$—	$11,190	$—	$—	$—	$11,190
Joel Kanter	$—	$—	$11,190	$—	$—	$—	$11,190
Nadine C. Smith	$—	$—	$11,190	$—	$—	$—	$11,190
Dr. Robert Hariri	$—	$—	$23,424	$—	$—	$—	$23,424
Robert Coradini	$—	$—	$29,561	$—	$—	$—	$29,561

(1)	The amounts shown in column (d) represent the aggregate grant date fair value of stock awards granted in 2009 computed in accordance with FASB ASC Topic 718.

In January 2008, the Board of Directors approved the following compensation for all non-employee directors:

•
Each non-employee director will receive an initial option grant (the “Initial Grant”) of 40,000 stock options upon the director’s appointment to Board, with 50% of the options vested upon grant and the remaining 50% of the options vesting over one year with 25% of the options vesting every three months; provided, however, that the first Initial Grant made to non-employee directors in January 2008 was fully vested on the date of grant; and

•
Immediately following each annual meeting of the Company’s stockholders commencing with the annual meeting of the Company’s stockholders in 2008, each non-employee director who continues as a non-employee director following such annual meeting shall receive an award of 15,000 stock options (the “Subsequent Grant”) vesting over one year with 25% of the option vesting every three months; provided that no Subsequent Grant shall be made to any non-employee director who has not served as a director of the Company, as of the time of such annual meeting, for at least six (6) months.

•
Each Initial Grant and each Subsequent Grant shall provide that in the event of a change in control of the Company, such option shall automatically become fully vested and no longer subject to forfeiture immediately prior to the specified effective date of such change in control. The exercise price for all Initial Grants and Subsequent Grants shall be the fair market value of the Company’s Common Stock in accordance with the terms of the Company’s stock incentive plan.

In November 2009, because the 2009 Annual Meeting was held in December instead of June, the month of the Annual Meeting held in 2008, the Board determined to modify the Annual Grant with respect to the 2009 Annual Meeting only, as follows: (1) the Annual Grant would be made only to each non-employee director who had been a director for at least one (1) year as of the date of the 2009 Annual Meeting; and (2) each Annual Grant would be 50% vested on the date of grant, and the remaining 50% of the Annual Grant shall vest over six months with one-half of such remaining amount vesting every three months, such that the Annual Grant shall be fully vested at the end of six months.

Consideration and Determination of Executive and Director Compensation

Because compensation decisions for executive officers are made by our entire Board of Directors, several employees, including our senior executives and our Chief Executive Officer and President, Alnoor Shivji, participate in the determination of compensation policy. As members of the Board of Directors, these executive officers make recommendations and participate in the voting with respect to the compensation of executive officers.

Compensation Risk Management

        We have considered the risk associated with our compensation policies and practices for all employees, and we believe we have designed our compensation policies and practices in a manner that does not create incentives that could lead to excessive risk taking that would have a material adverse effect on the Company.

Stock Incentive Plans

In 2003, the Company’s Board of Directors adopted a 2003 Incentive Stock Plan (the “2003 Plan”). The 2003 Plan authorized the Board of Directors to grant incentive stock options and nonstatutory stock options to employees, directors, and consultants for up to 1,500,000 shares of common stock. Under the Plan, incentive stock options and nonqualified stock options can be granted. Incentive stock options are to be granted at a price that is no less than 100% of the fair value of the stock at the date of grant. Options will be vested over a period according to the Option Agreement, and are exercisable for a maximum period of ten years after date of grant. Options granted to stockholders who own more than 10% of the outstanding stock of the Company at the time of grant must be issued at an exercise price no less than 110% of the fair value of the stock on the date of grant. In November 2006, the Company increased the aggregate number of shares of Common Stock that may be issued under the 2003 Plan to a total authorized reserve of 2,500,000 shares, a 1,000,000 share increase. The 2003 Plan was frozen when the 2007 Plan was adopted, resulting in no further options available for grant.

In January, 2007 WaferGen Bio-systems, Inc.’s Board of Directors and stockholders adopted the 2007 Stock Option Plan (the “2007 Plan”). The purpose of the 2007 Plan is to provide an incentive to retain the employment of directors, officer, consultants, advisors and employees of the Company, persons of training, experience and ability, to attract new directors, officers, consultants, advisors and employees whose services are considered valuable, to encourage the sense of proprietorship, and to stimulate the active interest of such persons into the Company’s development and financial success. Under the 2007 Plan, the Company was authorized to issue incentive stock options intended to qualify under Section 422 of the Code, no-qualified stock options and restricted stock. The 2007 Plan was frozen when the 2008 Plan was adopted, resulting in no further options available for grant.

On June 5, 2008, the Company’s stockholders adopted the 2008 Stock Incentive Plan (the “2008 Plan”) following approval of the 2008 Plan by the Board of Directors. The 2008 Plan authorized the issuance of up to 2,000,000 shares of common stock pursuant to the terms of the 2008 Plan. The purpose of the 2008 Plan is to provide an incentive to retain the employment of directors, officers, consultants, advisors and employees of the Company, persons of training, experience and ability, to attract new directors, officers, consultants, advisors and employees whose services are considered valuable, to encourage the sense of proprietorship, and to stimulate the active interest of such persons into the Company’s development and financial success. Under the 2008 Plan, the Company is authorized to issue incentive stock options intended to qualify under Section 422 of the Code, non-qualified stock options and restricted stock. Awards may vest over varying periods, as specified by the Company’s Board of Directors for each grant, and have a maximum term of seven years from the grant date. The 2008 Plan is administered by the Company’s Board of Directors.

On December 4, 2009, the Company increased the aggregate number of shares of Common Stock that may be issued under the 2008 Plan to a total authorized reserve of 3,500,000 shares, a 1,500,000 share increase. Notwithstanding the foregoing, no more than 1,750,000 shares of our common stock may be granted pursuant to awards restricted stock and restricted stock units.

Securities Authorized For Issuance under Equity Compensation Plans

The following table sets forth information regarding our compensation plans under which equity securities are authorized for issuance to our employees, as of March 24, 2010:

Plan Category	Number of Securities to Be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	4,081,402	$1.42	1,381,437
Equity compensation plans not approved by security holders	—	—	—
Total	4,081,402	$1.42	1,381,437

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Merger

On May 31, 2007, we entered into an agreement and plan of merger and reorganization (the “Merger Agreement”) with WaferGen Acquisition Corp., a wholly owned Delaware subsidiary of the Company, and WaferGen, Inc., a Delaware corporation. On that date, WaferGen Acquisition Corp. merged with and into WaferGen, Inc. with WaferGen, Inc. remaining as the surviving corporation and our wholly-owned subsidiary.

At the closing of the Merger, each share of WaferGen, Inc.’s common stock issued and outstanding immediately prior to the closing of the Merger was converted into the right to receive 0.53991522 shares of the Company’s common stock, and each option and warrant to purchase WaferGen, Inc.’s common stock was converted on the same basis into, respectively, an option or, in the case of consenting warrant holders, warrants to purchase the Company’s common stock. An aggregate of 8,214,523 shares of the Company’s common stock was issued to the holders of WaferGen, Inc.’s common stock, and an aggregate of 670,035 and 115,442 shares of the Company’s common stock was reserved for issuance under such the Company options and warrants, respectively.

Immediately following the closing of the Merger, under the terms of a split-off agreement, we transferred all of our pre-Merger operating assets and liabilities to our wholly-owned subsidiary, Leaseco, and transferred all of its outstanding capital stock to our then-majority stockholder in exchange for cancellation of shares of our common stock held by that stockholder.

As a result of the Merger and the split-off, there was a change of control of WaferGen, Inc. and we succeeded to the business of WaferGen, Inc. as our sole line of business.

Private Placement of Securities

On May 19, 2008, WBSI sold in a private placement 1,585,550 units consisting of an aggregate of 1,585,550 shares of its common stock and five-year warrants to purchase an aggregate of up to 634,220 shares of its common stock with an exercise price of $3.00 per share (subject to certain anti-dilution adjustments). Under certain circumstances, the warrants will be exercisable using cashless exercise. The purchase price for the units was $2.25 per unit, or $3,567,487 in the aggregate.

The purchase agreement for the units contains certain negative covenants that restrict: (i) for 180 days after the closing the ability of the Company and its subsidiaries to issue shares of common stock or equivalents (subject to certain exempt issuances), and (ii) for 24 months after closing, the ability of the Company to enter into variable rate transactions. The investors are also entitled to “piggyback” registration rights.

The purchasers included The Shivji Family Trust dated June 12, 2000 (which is an affiliate of Alnoor Shivji, our Chairman, President and Chief Executive Officer), Cojack (which is an affiliate of Dr. Raymond Dean Hautamaki, a member of our board of directors), Nadine Smith (now a member of our board of directors (but not at the time)), and certain other investors that participated in the Company’s previous private placements. The Shivji Family Trust, Cojack and Ms. Smith purchased 111,110, 15,000 and 222,220 units, respectively (for an aggregate purchase price of $249,998, $33,750 and $499,995, respectively. The Shivji Family Trust, Cojack and Ms. Smith each participated in the 2008 Private Placement on substantially the same terms as the other purchasers.

Net proceeds received from the 2008 Private Placement were used for research and development, sales and marketing, an investor relations program and repayment of debt and for working capital and other general corporate purposes.

The 2008 Private Placement was made solely to “accredited investors,” as defined in Regulation D under the Securities Act, or “qualified institutional buyers” as defined in Rule 144A(a) under the Securities Act. The units and the common stock sold in the 2008 Private Placement were not registered under the Securities Act, or the securities laws of any state, and were offered and sold in reliance on the exemption from registration afforded by Section 4(2) and Regulation D (Rule 506) under the Securities Act and corresponding provisions of state securities laws, which exempt transactions by an issuer not involving any public offering.

On June 16, 2009, August 21, 2009 and August 31, 2009, WBSI sold in a private placement 5,009,000 units consisting of an aggregate of 5,009,000 shares its common stock and five-year warrants to purchase an aggregate of up to 1,502,700 shares of its common stock with an exercise price of $2.00 per share. Under certain circumstances, the warrants will be exercisable using cashless exercise. The purchase price for the units was $1.25 per unit, or $6,261,250 in the aggregate. Under registration rights agreements entered in connection with the sale of the units, the purchasers are entitled “piggyback” registration rights.

The purchasers included Alnoor Shivji (our Chairman and Chief Executive Officer), Robert Coradini (now a member of our board of directors (but not at the time)), Dr. Robert Hariri (a member of our board of directors), and certain other investors that participated in the Company’s previous private placements. Messrs. Shivji and Coradini and Dr. Hariri purchased 800,000, 100,000 and 100,000 units, respectively (for an aggregate purchase price of $1,000,000, $125,000 and $125,000, respectively. Messrs. Shivji and Coradini and Dr. Hariri each participated in the private placement on substantially the same terms as the other purchasers.

Net proceeds received from the 2009 Private Placement were used for research and development, sales and marketing, an investor relations program and repayment of debt and for working capital and other general corporate purposes.

The 2009 Private Placement was made solely to “accredited investors,” as defined in Regulation D under the Securities Act, or “qualified institutional buyers” as defined in Rule 144A(a) under the Securities Act. The units and the common stock sold in the 2009 Private Placement were not registered under the Securities Act, or the securities laws of any state, and were offered and sold in reliance on the exemption from registration afforded by Section 4(2) and Regulation D (Rule 506) under the Securities Act and corresponding provisions of state securities laws, which exempt transactions by an issuer not involving any public offering.

On December 23, 2009, December 30, 2009 and January 6, 2010, WBSI sold in a private placement 3,390,335 units consisting of an aggregate of 3,390,335 shares its common stock and five-year warrants to purchase an aggregate of up to 847,585 shares of its common stock with an exercise price of $2.50 per share. Under certain circumstances, the warrants will be exercisable using cashless exercise. The purchase price for the units was $1.50 per unit, or $5,085,500 in the aggregate. Under registration rights agreements entered in connection with the sale of the units, the purchasers are entitled “piggyback” registration rights.

The purchasers included the Shivji Trusts (all of which are affiliates of Alnoor Shivji, our Chairman, President and Chief Executive Officer), Cojack (which is an affiliate of Dr. Raymond Dean Hautamaki, a member of our board of directors), and certain other investors that participated in the Company’s previous private placements. The Shivji Trusts and Cojack purchased 116,666, and 20,000 units, respectively, for an aggregate purchase price of $175,000, and $30,000, respectively. The Shivji Trusts and Cojack each participated in the December 2009 Private Placement on substantially the same terms as the other purchasers.

Net proceeds received from the December 2009 Private Placement will be used for research and development, sales and marketing, an investor relations program and repayment of debt and for working capital and other general corporate purposes.

The December 2009 Private Placement was made solely to “accredited investors,” as defined in Regulation D under the Securities Act, or “qualified institutional buyers” as defined in Rule 144A(a) under the Securities Act. The units and the common stock sold in the December 2009 Private Placement were not registered under the Securities Act, or the securities laws of any state, and were offered and sold in reliance on the exemption from registration afforded by Section 4(2) and Regulation D (Rule 506) under the Securities Act and corresponding provisions of state securities laws, which exempt transactions by an issuer not involving any public offering.

Compensation Arrangements

See “Executive Compensation,” above for information about employment agreements and other compensation arrangements between the Company and its executive officers and directors.

Director Independence

We are not currently listed on any national securities exchange that has a requirement that the Board of Directors be independent. However, in evaluating the independence of its members and the composition of the committees of the Board of Directors, the Board utilizes the definition of “independence” as that term is defined by SEC rules.

Our Board of Directors believes that Messrs. Coradini, Kaneshiro and Kanter, Drs. Hariri and Hautamaki, and Ms. Smith qualify as “independent” directors, as that term is defined by SEC rules.

DESCRIPTION OF SECURITIES

Authorized Capital Stock

Our articles of incorporation, as amended and restated, authorized 310,000,000 shares of capital stock, par value $0.001 per share, of which 300,000,000 are shares of common stock and 10,000,000 are shares of “blank-check” preferred stock.

Capital Stock Issued and Outstanding

As of March 24, 2010, there were issued and outstanding:

•	33,549,399 shares of common stock, including 3,390,335 shares issued to investors in the December 2009 Private Placement;

•	No shares of preferred stock;

•
Options to purchase an aggregate of 4,081,402 shares of common stock, including (i) options to purchase 620,902 shares originally granted under the 2003 Incentive Stock Plan with a weighted average exercise price of approximately $0.25 per share, (ii) options to purchase 1,579,500 shares granted under the 2007 Stock Option Plan with a weighted average exercise price of $1.77 per share, and (iii) 1,881,000 shares granted under the 2008 Stock Incentive Plan with a weighted average exercise price of $1.51 per share; and

•
Warrants to purchase 6,674,209 shares of common stock with a weighted average exercise price of $2.25 per share, including (i) warrants to purchase 847,585 shares issued to investors in the December 2009 Private Placement at an exercise price of $2.50 per share and (ii) warrants to purchase 118,662 shares issued to Gilford Securities and its designees in connection with the December 2009 Private Placement at an exercise price of $2.50 per share.

Description of Common Stock

We are authorized to issue 300,000,000 shares of common stock. The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all shares of common stock that are present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock. Except as otherwise provided by law, and subject to any voting rights granted to holders of any preferred stock, amendments to our Articles of Incorporation generally must be approved by a majority of the votes entitled to be cast by all outstanding shares of common stock. Our Articles of Incorporation do not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of preferred stock created by our board of directors from time to time, the holders of our common stock will be entitled to cash dividends as may be declared, if any, by our board of directors from funds available. Subject to any preferential rights of any outstanding series of preferred stock, upon liquidation, dissolution or winding up of our company, the holders of our common stock will be entitled to receive pro rata all assets available for distribution to the holders.

Description of Preferred Stock

We are authorized to issue 10,000,000 shares of “blank check” preferred stock, none of which is designated, issued or outstanding. Our board of directors is vested with authority to divide the shares of preferred stock into series and to fix and determine the relative designation, powers, preferences and rights of the shares of any series and the qualifications, limitations, or restrictions or any unissued series of preferred stock.

Liability and Indemnification of Directors and Officers

Nevada Revised Statutes (NRS) Sections 78.7502 and 78.751 provide us with the power to indemnify any of our directors and officers. The director or officer must have conducted himself/herself in good faith and reasonably believe that his/her conduct was in, or not opposed to, our best interests. In a criminal action, the director or officer must not have had reasonable cause to believe his/her conduct was unlawful.

Under NRS Section 78.751, advances for expenses may be made by agreement if the director or officer affirms in writing that he/she believes he/she has met the standards and will personally repay the expenses if it is determined the officer or director did not meet the standards.

Our bylaws include an indemnification provision under which we have the power to indemnify, to the extent permitted under Nevada law, our current and former directors and officers, or any person who serves or served at our request for our benefit as a director or officer of another corporation or our representative in a partnership, joint venture, trust or other enterprise, against all expenses, liability and loss reasonably incurred by reason of being or having been a director, officer or representative of ours or any of our subsidiaries. We may make advances for expenses upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he/she is not entitled to be indemnified by us. If Section 2115 of the CGCL is applicable to us, the laws of California also will govern.

Our articles of incorporation provide a limitation of liability such that no director or officer shall be personally liable to us or any of our stockholders for damages for breach of fiduciary duty as a director or officer, involving any act or omission of any such director or officer, provided there was no intentional misconduct, fraud or a knowing violation of the law, or payment of dividends in violation of NRS Section 78.300.

We have entered into separate indemnification agreements with our directors and officers which would require us, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service as directors or officers to the fullest extent permitted by law. At present, there is no pending litigation or proceeding involving any of our directors or officers of regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification. We also maintain insurance policies that indemnify our directors and officers against various liabilities, including liabilities arising under the Securities Act, that might be incurred by any director or officer in his or her capacity as such.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than payment by us for expenses incurred or paid by a director, officer or controlling person of ours in successful defense of any action, suit, or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question of whether such indemnification by it is against public policy in the Securities Act and will be governed by the final adjudication of such issue.

Anti-Takeover Effects of Provisions of Nevada State Law

In the future we may become subject to Nevada’s control share law. A corporation is subject to Nevada’s control share law if it has more than 200 stockholders, at least 100 of whom are stockholders of record and residents of Nevada, and if the corporation does business in Nevada or through an affiliated corporation.

The law focuses on the acquisition of a “controlling interest” which means the ownership of outstanding voting shares is sufficient, but for the control share law, to enable the acquiring person to exercise the following proportions of the voting power of the corporation in the election of directors: (1) one-fifth or more but less than one-third, (2) one-third or more but less than a majority, or (3) a majority or more. The ability to exercise voting power may be direct or indirect, as well as individual or in association with others.

The effect of the control share law is that the acquiring person, and those acting in association with that person, obtain only voting rights in the control shares as are conferred by a resolution of the stockholders of the corporation, approved at a special or annual meeting of stockholders. The control share law contemplates that voting rights will be considered only once by the other stockholders. Thus, there is no authority to take away voting rights from the control shares of an acquiring person once those rights have been approved. If the stockholders do not grant voting rights to the control shares acquired by an acquiring person, those shares do not become permanent non-voting shares. The acquiring person is free to sell its shares to others. If the buyers of those shares themselves do not acquire a controlling interest, their shares do not become governed by the control share law.

If control shares are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of the voting power, any stockholder of record, other than an acquiring person, who has not voted in favor of approval of voting rights is entitled to demand fair value for the stockholder’s shares.

Nevada’s control share law may have the effect of discouraging corporate takeovers.

In addition to the control share law, Nevada has a business combination law, which prohibits some business combinations between Nevada corporations and “interested stockholders” for three years after the “interested stockholder” first becomes an “interested stockholder” unless the corporation’s board of directors approves the combination in advance. For purposes of Nevada law, an “interested stockholder” is any person who is (1) the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding voting shares of the corporation, or (2) an affiliate or associate of the corporation and at any time within the three previous years was the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the then outstanding shares of the corporation. The definition of the term “business combination” is sufficiently broad to cover virtually any kind of transaction that would allow a potential acquirer to use the corporation’s assets to finance the acquisition or otherwise to benefit its own interests rather than the interests of the corporation and its other stockholders.

The effect of Nevada’s business combination law is to potentially discourage parties interested in taking control of our company from doing so if it cannot obtain the approval of our board of directors.

Transfer Agent

The transfer agent for our common stock is Continental Stock Transfer & Trust Company. The transfer agent address is 17 Battery Place, 8th Fl., New York, NY 10004, and its telephone number is (212) 845-3212.

LEGAL MATTERS

The validity of the common stock being offered hereby has been passed upon by McDonald Carano Wilson LLP, Reno, Nevada.

EXPERTS

Rowbotham and Company LLP, an independent registered public accounting firm, have audited our financial statements for the years ended December 31, 2009 and 2008, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual reports, quarterly reports, current reports, proxy statements and other information with the SEC. You may read or obtain a copy of these reports at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, on official business days during the hours of 10:00 am to 3:00 pm. You may obtain information on the operation of the public reference room and its copy charges by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains registration statements, reports, proxy information statements and other information regarding registrants that file electronically with the SEC. The address of the website is http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered by this prospectus. This prospectus is part of that registration statement. This prospectus does not contain all of the information set forth in the registration statement or the exhibits to the registration statement. For further information with respect to us and the shares we are offering pursuant to this prospectus, you should refer to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and you should refer to the copy of that contract or other documents filed as an exhibit to the registration statement. You may read or obtain a copy of the registration statement at the SEC’s public reference room and website referred to above.

WAFERGEN BIO-SYSTEMS, INC.

FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
WaferGen Bio-systems, Inc.:

We have audited the accompanying consolidated balance sheets of WaferGen Bio-systems, Inc. (a development stage company) (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, Series B preferred stock and stockholders’ equity (deficit) and comprehensive income (loss), and cash flows for the years then ended and for the period from October 22, 2002 (inception) to December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended and for the cumulative period from October 22, 2002 (inception) to December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the consolidated financial statements, the Company has incurred net losses since its inception and has experienced liquidity problems. Those conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regarding to those matters are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Rowbotham & Company LLP

San Francisco, California
March 19, 2010

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Consolidated Balance Sheets

	December 31, 2009	December 31, 2008

Assets
Current assets:
Cash and cash equivalents	$5,953,639	$2,597,413
Accounts receivable	258,855	40,757
Inventories, net	39,970	227,272
Prepaid expenses and other current assets	138,712	135,629

Total current assets	6,391,176	3,001,071

Property and equipment, net	441,996	795,339
Other assets	57,982	15,690

Total assets	$6,891,154	$3,812,100

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$1,240,397	$904,094
Accrued rent	10,493	31,671
Accrued payroll	241,586	160,242
Accrued severance pay	371,596	—
Accrued vacation	117,619	181,377
Accrued other expenses	157,699	72,012
Current portion of capital lease obligations	21,663	55,934

Total current liabilities	2,161,053	1,405,330

Capital lease obligations, net of current portion	8,852	24,928

Redeemable convertible preference shares in subsidiary	3,290,994	1,977,916

Commitments and contingencies	—	—

Stockholders’ equity (deficit):
Preferred Stock, $0.001 par value; 10,000,000 shares authorized; no shares issued and outstanding	—	—
Common Stock: $0.001 par value; 300,000,000 shares authorized; 33,387,857 and 24,830,932 shares
issued and outstanding at December 31, 2009 and December 31, 2008	33,388	24,831
Additional paid-in capital	31,600,274	20,397,789
Accumulated deficit	(30,266,788)	(20,032,260)
Accumulated other comprehensive income	63,381	13,566

Total stockholders’ equity (deficit)	1,430,255	403,926

Total liabilities and stockholders’ equity (deficit)	$6,891,154	$3,812,100

The accompany notes are an integral part of these consolidated financial statements.

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Consolidated Statements of Operations

	Year Ended December 31,		Period From October 22, 2002 (Inception) to
	2009	2008	December 31, 2009

Revenue	$379,373	$621,866	$1,295,507

Cost of revenue	263,041	241,033	604,940

Gross margin	116,332	380,833	690,567

Operating expenses:
Sales and marketing	601,245	1,179,791	2,782,259
Research and development	5,142,083	4,628,262	15,838,473
General and administrative	4,383,082	2,603,180	11,773,236

Total operating expenses	10,126,410	8,411,233	30,393,968

Operating loss	(10,010,078)	(8,030,400)	(29,703,401)

Other income and (expenses):
Interest income	14,493	82,318	259,858
Interest expense	(9,570)	(14,851)	(321,454)
Miscellaneous expense	(51,211)	(78,504)	(129,715)

Total other income and (expenses)	(46,288)	(11,037)	(191,311)

Net loss before provision for income taxes	(10,056,366)	(8,041,437)	(29,894,712)

Provision for income taxes	—	—	—

Net loss	(10,056,366)	(8,041,437)	(29,894,712)

Accretion on Redeemable Convertible Preference Shares in Subsidiary	(178,162)	(37,916)	(216,078)
Accretion on Series B Preferred Stock	—	—	(155,998)

Net loss applicable to common stockholders	$(10,234,528)	$(8,079,353)	$(30,266,788)

Net loss per share - basic and diluted	$(0.37)	$(0.33)

Shares used to compute net loss per share - basic and diluted	27,378,293	24,214,807

The accompany notes are an integral part of these consolidated financial statements.

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Consolidated Statements of Series B Preferred Stock and Stockholders’ Equity (Deficit)

	Series B		Series A				Additional
	Preferred Stock		Preferred Stock		Common Stock		Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balances as of October 22, 2002	—	$—	—	$—	—	$—	$—	$—	$—

Net loss	—	—	—	—	—	—	—	—	—

Balances as of December 31, 2002	—	$—	—	$—	—	$—	$—	$—	$—

	Series B		Series A				Additional
	Preferred Stock		Preferred Stock		Common Stock		Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balances as of January 1, 2003	—	$—	—	$—	—	$—	$—	$—	$—

Net loss	—	—	—	—	—	—	—	(533,985)	(533,985)

Balances as of December 31, 2003	—	$—	—	$—	—	$—	$—	$(533,985)	$(533,985)

	Series B		Series A				Additional
	Preferred Stock		Preferred Stock		Common Stock		Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balances as of January 1, 2004	—	$—	—	$—	—	$—	$—	$(533,985)	$(533,985)

Issuance of Common Stock in June for cash	—	—	—	—	2,483,610	2,484	(2,024)	—	460

Stock-based compensation	—	—	—	—	—	—	1,242	—	1,242

Net loss	—	—	—	—	—	—	—	(1,124,360)	(1,124,360)

Balances as of December 31, 2004	—	$—	—	$—	2,483,610	$2,484	$(782)	$(1,658,345)	$(1,656,643)

The accompany notes are an integral part of these consolidated financial statements.

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Consolidated Statements of Series B Preferred Stock and Stockholders’ Equity (Deficit)

	Series B		Series A				Additional
	Preferred Stock		Preferred Stock		Common Stock		Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balances as of January 1, 2005	—	$—	—	$—	2,483,610	$2,484	$(782)	$(1,658,345)	$(1,656,643)

Issuance of Series A Preferred Stock in February upon conversion of notes payable and accrued interest	—	—	5,915,219	592	—	—	3,134,481	—	3,135,073

Issuance of Common Stock in September for cash	—	—	—	—	917,856	918	(748)	—	170

Stock-based compensation	—	—	—	—	—	—	8,575	—	8,575

Net loss	—	—	—	—	—	—	—	(1,494,449)	(1,494,449)

Balances as of December 31, 2005	—	$—	5,915,219	$592	3,401,466	$3,402	$3,141,526	$(3,152,794)	$(7,274)

	Series B		Series A				Additional
	Preferred Stock		Preferred Stock		Common Stock		Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balances as January 1, 2006	—	$—	5,915,219	$592	3,401,466	$3,402	$3,141,526	$(3,152,794)	$(7,274)

Issuance of Common Stock in January for cash	—	—	—	—	4,049	4	(3)	—	1

Issuance of Series B Preferred Stock in February for cash	2,052,552	1,559,942	—	—	—	—	—	—	—

Issuance of restricted shares in March for services	—	—	—	—	24,296	24	(24)	—	—

Issuance of Common Stock in June for cash	—	—	—	—	8,099	8	(7)	—	1

Issuance of restricted shares in July for services	—	—	—	—	10,798	11	(11)	—	—

Issuance of restricted shares in August for services	—	—	—	—	16,197	16	(16)	—	—

Issuance of Common Stock in August for cash	—	—	—	—	17,007	17	(14)	—	3

Accretions on Series B Preferred Stock	—	104,000	—	—	—	—	—	(104,000)	(104,000)

Issuance of restricted shares in November for services	—	—	—	—	5,399	5	(5)	—	—

Issuance of Common Stock in November for cash	—	—	—	—	8,639	9	(7)	—	2

Stock-based compensation	—	—	—	—	—	—	642,076	—	642,076

Net loss	—	—	—	—	—	—	—	(2,686,451)	(2,686,451)

Balances as of December 31, 2006	2,052,552	$1,663,942	5,915,219	$592	3,495,950	$3,496	$3,783,515	$(5,943,245)	$(2,155,642)

The accompany notes are an integral part of these consolidated financial statements.

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Consolidated Statements of Series B Preferred Stock and Stockholders’ Equity (Deficit)

	Series B		Series A				Additional
	Preferred Stock		Preferred Stock		Common Stock		Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balances as January 1, 2007	2,052,552	$1,663,942	5,915,219	$592	3,495,950	$3,496	$3,783,515	$(5,943,245)	$(2,155,642)

Issuance of Common Stock in January for cash	—	—	—	—	26,996	27	473	—	500

Issuance of restricted shares in January for services	—	—	—	—	134,979	135	(135)	—	—

Issuance of Series A Preferred Stock in February for cash	—	—	471,698	47	—	—	65,990	—	66,037

Issuance of WaferGen Bio-systems, Inc. Common Stock to WaferGen, Inc.'s Preferred shareholders in May	(2,052,552)	(1,715,940)	(6,386,917)	(639)	4,556,598	4,557	1,712,022	—	1,715,940

Issuance of Units for cash and notes payable in May and June, net of offering costs of $1,917,956	—	—	—	—	8,008,448	8,008	10,086,704	—	10,094,712

WaferGen Bio-systems, Inc. shares outstanding	—	—	—	—	11,277,782	11,278	(11,278)	—	—

Common Stock cancelled in May in accordance with Split-Off Agreement	—	—	—	—	(4,277,778)	(4,278)	4,278	—	—

Issuance of warrants in May and June to a placement agent	—	—	—	—	—	—	66,319	—	66,319

Issuance of warrants with debt in January, February and March	—	—	—	—	—	—	171,053	—	171,053

Stock-based compensation	—	—	—	—	—	—	648,988	—	648,988

Accretions on Series B Preferred Stock	—	51,998	—	—	—	—	—	(51,998)	(51,998)

Common Stock cancelled in July	—	—	—	—	(5,129)	(5)	—	—	(5)

Net loss	—	—	—	—	—	—	—	(5,957,664)	(5,957,664)

Balance as of December 31, 2007	—	$—	—	$—	23,217,846	$23,218	$16,527,929	$(11,952,907)	$4,598,240

The accompany notes are an integral part of these consolidated financial statements.

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Consolidated Statements of Stockholders’ Equity (Deficit) and Comprehensive Income (Loss)

							Accumulated
					Additional		Other
	Preferred Stock		Common Stock		Paid-in	Accumulated	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Deficit	Income	Total

Balances as of January 1, 2008	—	$—	23,217,846	$23,218	$16,527,929	$(11,952,907)	$—	$4,598,240

Issuance of Units for cash in May, net of offering costs of $88,743	—	—	1,585,550	1,586	3,477,158	—	—	3,478,744

Issuance of Common Stock in May for cash	—	—	27,536	27	4,052	—	—	4,079

Stock-based compensation	—	—	—	—	388,650	—	—	388,650

Net loss	—	—	—	—	—	(8,041,437)	—	(8,041,437)

Accretion on Redeemable Convertible Preference Shares in Subsidiary	—	—	—	—	—	(37,916)	—	(37,916)

Translation adjustment	—	—	—	—	—	—	13,566	13,566

Balances as of December 31, 2008	—	$—	24,830,932	$24,831	$20,397,789	$(20,032,260)	$13,566	$403,926

Total comprehensive income (loss)						$(8,041,437)	$13,566	$(8,027,871)

The accompany notes are an integral part of these consolidated financial statements.

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Consolidated Statements of Stockholders’ Equity (Deficit) and Comprehensive Income (Loss)

							Accumulated
					Additional		Other
	Preferred Stock		Common Stock		Paid-in	Accumulated	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Deficit	Income	Total

Balances as of January 1, 2009	—	$—	24,830,932	$24,831	$20,397,789	$(20,032,260)	$13,566	$403,926

Issuance of Common Stock in June for cash upon exercise of warrants	—	—	71,041	71	100,097	—	—	100,168

Issuance of Units for cash in June and August, net of offering costs of $776,755	—	—	5,009,000	5,009	5,479,486	—	—	5,484,495

Issuance of warrants in June and August to a placement agent	—	—	—	—	164,025	—	—	164,025

Common Stock cancelled in June	—	—	(266)	—	—	—	—	—

Issuance of Common Stock in August, net of 4 shares forfeited in cashless exercise	—	—	10,794	11	(9)	—	—	2

Restricted Stock issued in July, August, September, October, November and December	—	—	130,000	130	(130)	—	—	—

Issuance of Units for cash in December, net of offering costs of $533,468	—	—	3,308,335	3,308	4,425,724	—	—	4,429,032

Issuance of warrants in December for services	—	—	—	—	37,085	—	—	37,085

Issuance of warrants in December to a placement agent	—	—	—	—	117,309	—	—	117,309

Issuance of Common Stock in December for cash	—	—	28,021	28	39,946	—	—	39,974

Stock-based compensation	—	—	—	—	838,952	—	—	838,952

Net loss	—	—	—	—	—	(10,056,366)	—	(10,056,366)

Accretion on Redeemable Convertible Preference Shares in Subsidiary	—	—	—	—	—	(178,162)	—	(178,162)

Translation adjustment	—	—	—	—	—	—	49,815	49,815

Balances as of December 31, 2009	—	$—	33,387,857	$33,388	$31,600,274	$(30,266,788)	$63,381	$1,430,255

Total comprehensive income (loss)						$(10,056,366)	$49,815	$(10,006,551)

The accompany notes are an integral part of these consolidated financial statements.

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Consolidated Statements of Cash Flows

			Period From October 22, 2002 (Inception) to

	Year Ended December 31,
	2009	2008	December 31, 2009

Cash flows from operating activities:
Net loss	$(10,056,366)	$(8,041,437)	$(29,894,712)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	493,112	294,249	913,660
Non cash miscellaneous income	—	—	(5)
Stock-based compensation	838,952	388,650	2,528,483
Issuance of warrants for services	37,085	—	37,085
Exchange loss on issuance of Redeemable Convertible Preference Shares in Subsidiary	18,029	—	18,029
Provision for excess and obsolete inventory	130,478	—	130,478
Equipment expensed as research & development costs	123,998	—	123,998
Issuance of Series A Preferred Stock for legal services	—	—	50,000
Issuance of Series A Preferred Stock for interest owed	—	—	107,494
Amortization of debt discount	—	—	171,053
Change in operating assets and liabilities:
Accounts receivable	(218,098)	99,070	(258,855)
Inventories	56,824	(164,751)	(170,448)
Prepaid expenses and other current assets	(3,012)	(48,206)	(138,705)
Other assets	(42,209)	(13,225)	(58,004)
Accounts payable	337,363	344,804	1,242,808
Accrued rent	(21,135)	12,729	10,934
Accrued payroll	81,344	(254,277)	241,586
Accrued severance pay	371,596	—	371,596
Accrued vacation	(63,911)	25,255	117,578
Accrued other expenses	83,618	72,959	156,577

Net cash used in operating activities	(7,832,332)	(7,284,180)	(24,299,370)

Cash flows from investing activities:
Purchase of property and equipment	(263,291)	(601,897)	(1,239,316)

Net cash used in investing activities	(263,291)	(601,897)	(1,239,316)

Cash flows from financing activities:
Advances from (repayments to) related party, net	—	—	61,588
Repayment of capital lease obligations	(50,347)	(145,682)	(214,911)
Proceeds from issuance of notes payable	—	—	3,665,991
Net proceeds from issuance of Redeemable Convertible Preference Shares in Subsidiary	1,116,887	1,940,000	3,056,887
Repayments on notes payable	—	—	(510,000)
Proceeds from issuance of Series A Preferred Stock	—	—	66,037
Proceeds from issuance of Series B Preferred Stock	—	—	1,559,942
Proceeds from issuance of Common Stock, net of offering costs	10,335,005	3,482,823	23,739,996

Net cash provided by financing activities	11,401,545	5,277,141	31,425,530

Effect of exchange rates on cash	50,304	16,491	66,795

Net increase (decrease) in cash and cash equivalents	3,356,226	(2,592,445)	5,953,639

Cash and cash equivalents at beginning of the period	2,597,413	5,189,858	—

Cash and cash equivalents at end of the period	$5,953,639	$2,597,413	$5,953,639

The accompany notes are an integral part of these consolidated financial statements.

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

NOTE 1. The Company

General

WaferGen Bio-systems, Inc. and subsidiaries (the “Company”) are engaged in the development, manufacture and sales of systems for gene expression, genotyping and stem cell research for the life sciences, pharmaceutical drug discovery and biomarker discovery and diagnostic products industries. The Company’s products are aimed at professionals who perform genetic analysis and cell biology, primarily at pharmaceutical and biotech companies, academic and private research centers, and diagnostics companies involved in biomarker research. Through the SmartChip and SmartSlide™ products, the Company plans to provide new performance standards with significant savings of time and cost for professionals in the field of gene expression research facilitating biomarker discovery, toxicology, and clinical research.

WaferGen, Inc. was incorporated in the State of Delaware on October 22, 2002.

Scuttlebutt Yachts, Inc. was incorporated in the state of Nevada on August 4, 2005. On June 20, 2006, its name was changed to La Burbuja Café, Inc. On January 1, 2007, its name was changed to WaferGen Bio-systems, Inc.

Merger

On May 31, 2007, WaferGen, Inc. was acquired by WaferGen Bio-systems, Inc. In the transactions, WaferGen, Inc. merged with a subsidiary of WaferGen Bio-systems, Inc. and became a wholly-owned subsidiary of WaferGen Bio-systems, Inc. (the “Merger”). The officers and board members of WaferGen Bio-systems, Inc. resigned and were replaced by officers of WaferGen, Inc. along with newly elected board members.

Concurrent with the closing of the Merger, WaferGen Bio-systems, Inc. consummated a private offering (the “Offering”) of 7,178,444 units of its securities (the “Units”), at a purchase price of $1.50 per Unit, consisting of an aggregate of 7,178,447 shares of Common Stock and warrants to purchase an aggregate of an additional 2,153,533 share of Common Stock for a period of five years at an exercise price of $2.25 per share (the “Investor Warrants”), which Investor Warrants are callable by the Company under certain circumstances.

On June 12, 2007, WaferGen Bio-systems, Inc. sold an additional 830,000 Units consisting of an aggregate of 830,001 shares of Common Stock and warrants to purchase an aggregate of 249,000 shares of Common Stock.

WaferGen, Inc. had issued notes payable to a stockholder, our Chief Executive Officer, in the aggregate amount of $750,000. Rather than accepting cash consideration for Units acquired by the same individual, the Company agreed to issue at the first closing 160,000 Units at a rate of one Unit for each $1.50 of debt in consideration of his cancellation of $240,000 of existing notes payable.

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

A summary is as follows:

Gross proceeds from initial offering	$10,767,668
Gross proceeds from additional offering	1,245,000

Gross proceeds	12,012,668
Offering costs:
Paid	(1,851,637)
Issuance of warrants to placement agent	(66,319)

Total offering costs	(1,917,956)

Gross proceeds less offering costs	10,094,712
Issuance of warrants to placement agent	66,319
Cancellation of debt	(240,000)

Net proceeds	$9,921,031

We filed a registration statement (the “Registration Statement”) registering for resale (i) the shares of Common Stock included in the units sold in the offering, (ii) the shares of Common Stock underlying the warrants included in the units sold and (iii) the shares of Common Stock underlying the warrants issued to the Placement Agent in connection with the offering, consistent with the terms and provisions of the Registration Rights Agreement from the offering, which Registration Statement became effective on January 18, 2008.

The exercise price and number of shares of our common stock issuable on exercise of the warrants may be adjusted in certain circumstances, including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation. These warrants also provide the holders with weighted-average anti-dilution price protection.

The warrants, at the option of the holder, may be exercised by cash payment of the exercise price or by “cashless exercise.” A “cashless exercise” means that in lieu of paying the aggregate purchase price for the share being purchased upon exercise of the warrants in cash, the holder will forfeit a number of shares underlying the warrants with a “fair market value” equal to such aggregate exercise price. WaferGen Bio-systems, Inc. will not receive additional proceeds to the extent that warrants are exercised by cashless exercise.

Contemporaneously with the closing of the Merger, WaferGen Bio-systems, Inc. executed a Split-Off Agreement with certain shareholders whereby all the assets and liabilities of WaferGen Bio-systems, Inc. just prior to the Merger were exchanged for 4,277,778 shares of common stock of WaferGen Bio-systems, Inc. In addition, all of WaferGen, Inc.’s existing Series A Preferred Stock, Series B Preferred Stock, and Common Stock was converted into Common Stock of WaferGen Bio-systems, Inc. pursuant to the terms of the merger agreement based on an exchange ratio of .53991522 for 1.

WaferGen Bio-systems, Inc. also assumed all outstanding WaferGen, Inc.’s stock options and warrants with proportionate adjustments to the number of underlying shares and exercise prices based on an exchange ratio of .53991522 for 1.

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

A summary of the Common Stock outstanding of WaferGen Bio-systems, Inc. subsequent to the above was as follows:

WaferGen Bio-systems, Inc. shares outstanding prior to the Merger	11,277,782
Shares issued to Wafergen, Inc. shareholders	8,214,523
Shares issued in the Offering	8,008,448
Shares cancelled in accordance with the Split-off Agreement	(4,277,778)

Total shares outstanding	23,222,975

The transactions between WaferGen Bio-systems, Inc. and WaferGen, Inc. have been treated as a reverse merger and recapitalization of WaferGen, Inc. for reporting purposes. WaferGen, Inc. is the acquirer for accounting purposes. WaferGen Bio-systems, Inc. is the issuer. The historical financial statements for periods prior to the acquisition become those of the acquirer, WaferGen, Inc. In a recapitalization, historical stockholders’ equity of the acquirer prior to the merger is retroactively restated for the equivalent number of shares received in the merger after giving effect to any difference in par value of the issuer’s and acquirer’s stock with an offset to additional paid-in capital. Accumulated deficit of the acquirer is carried forward after the acquisition. Operations prior to the merger are those of the accounting acquirer. Earnings per share for the periods prior to the merger are restated to reflect the equivalent number of shares outstanding.

On January 24, 2008, the Company formed a new subsidiary in Kulim Hi-Tech Park, Kedah, Malaysia. The subsidiary, WaferGen Biosystems (M) Sdn. Bhd., will launch various initiatives to support a number of the Company’s ongoing development and commercialization goals. The Company owns 100% of the common stock and none of the preferred stock of this entity. See Note 6 below.

On May 19, 2008, the Company completed a private placement offering (the “2008 Offering”) with certain accredited investors, pursuant to which the Company sold an aggregate of 1,585,550 units at a price of $2.25 per unit, with each unit consisting of one share of its common stock and a warrant to purchase 40% of one share of the Company’s common stock at an exercise price of $3.00 per whole share. The Company sold an aggregate of 1,585,550 shares of its common stock and warrants to purchase 634,220 shares of its common stock for $2.25 in the 2008 Offering, and received aggregate gross proceeds of $3,567,487.

On June 16, 2009, the Company completed the first closing under a private placement offering (the “First 2009 Offering”) with certain accredited investors, pursuant to which the Company sold an aggregate of 3,305,000 units at a price of $1.25 per unit, with each unit consisting of one share of the Company’s common stock and a warrant to purchase 30% of one share of the Company’s common stock at an exercise price of $2.00 per whole share. On August 21, 2009, the Company sold an additional 956,000 units in a second closing, and on August 31, 2009, the Company sold a further 748,000 units in a third closing, each unit being sold at the same price, and with the same entitlements, as those sold in the first closing. In total, the Company sold an aggregate of 5,009,000 shares of common stock and warrants to purchase 1,502,700 shares of common stock for $2.00 in the First 2009 Offering, and received aggregate gross proceeds of $6,261,250.

The Company retained a selling agent in connection with this private placement offering, and pursuant to the terms of a selling agency agreement, the Company paid the selling agent a cash commission of $309,356, and the Company issued the selling agent warrants to purchase 128,205, 66,920 and 52,360 shares of common stock at an exercise price of $2.00 per whole share on the first, second and third closing, respectively. Utilizing the Black-Scholes valuation model and assumptions of the fair value of Common Stock of $1.70 for the first closing, $1.86 for the second closing and $2.00 for the third closing, estimated volatility ranging from 41.39% to 42.12%, an expected term of five years, a zero dividend rate, and risk free interest rates ranging from 2.37% to 2.60%, the Company determined the total allocated fair value of the warrants to be $164,025. The warrants of the selling agent have substantially the same terms as the warrants issued to the investors in the First 2009 Offering.

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

On December 23, 2009, the Company completed the first closing under another private placement offering (the “Second 2009 Offering”) with certain accredited investors, pursuant to which the Company sold an aggregate of 2,878,333 units at a price of $1.50 per unit, with each unit consisting of one share of the Company’s common stock and a warrant to purchase 25% of one share of the Company’s common stock at an exercise price of $2.50 per whole share. On December 30, 2009, the Company sold an additional 430,002 units in a second closing, and on January 6, 2010, the Company sold a further 82,000 units in a third closing, each unit being sold at the same price, and with the same entitlements, as those sold in the first closing. In total, the Company sold an aggregate of 3,390,335 shares of common stock and warrants to purchase 847,585 shares of common stock for $2.50 in the Second 2009 Offering, and received aggregate gross proceeds of $5,085,500. Of these totals, the Company sold 3,308,335 shares of common stock and 827,085 warrants for proceeds of $4,962,500 in the year ended December 31, 2009.

The Company retained a selling agent in connection with this private placement offering, and pursuant to the terms of a selling agency agreement, the Company paid the selling agent a cash commission of $381,420 (of which $372,195 related to closings in the year ended December 31, 2009), and the Company issued the selling agent warrants to purchase 100,742, 15,050 and 2,870 shares of common stock at an exercise price of $2.50 per whole share on the first, second and third closing, respectively. Utilizing the Black-Scholes valuation model and assumptions of the fair value of Common Stock of $2.60 for the first closing, $2.08 for the second closing and $2.37 for the third closing, estimated volatility ranging from 41.73% to 41.74%, an expected term of five years, a zero dividend rate, and risk free interest rates of 2.20%, the Company determined the total allocated fair value of the warrants to be $119,877 (of which $117,309 relates to warrants issued in the year ended December 31, 2009). The warrants of the selling agent have substantially the same terms as the warrants issued to the investors in the Second 2009 Offering.

The warrants issued in the 2008 and 2009 Offerings have a term of five years and are subject to weighted average anti-dilution protection in the event the Company subsequently issues its shares of common stock, or securities convertible into shares of common stock, for a price per share less than the exercise price of the warrants. The warrants are immediately exercisable and under certain circumstances will be exercisable using cashless exercise. In connection with the closing of each private placement, the Company entered into registration rights agreements with the investors purchasing units in the offerings. Both purchase agreements for the units contains certain negative covenants that restrict: (i) for 180 days after the closing the ability of the Company and its subsidiaries to issue shares of common stock or equivalents (subject to certain exempt issuances), and (ii) for 24 months after closing, the ability of the Company to enter into variable rate transactions. The investors are also entitled to “piggyback” registration rights.

Management’s Plan. The Company has incurred operating losses and negative cash flows from operations since its inception. Management expects that revenues will increase as a result of current and future product releases. However, the Company also expects to incur additional expenses for the development and expansion of its products, marketing campaigns, and operating costs as it expands its operations. Therefore, the Company expects operating losses and negative cash flows to continue for the foreseeable future and anticipates that losses will increase from current levels as the Company continues to grow and develop. It is management’s plan to obtain additional working capital through additional financings. The Company believes that it will be successful in expanding operations, gaining market share, and raising additional funds. However, there can be no assurance that in the event the Company requires additional financing, such financing will be available at terms which are favorable, or at all. Failure to generate sufficient cash flows from operations or raise additional capital could have a material adverse effect on the Company’s ability to achieve its intended business objectives. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Going Concern. The Company’s consolidated financial statements have been presented on a basis that contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company continues to face significant risks associated with the successful execution of its strategy given the current market environment for similar companies and failure to generate sufficient revenues or raise additional capital could have a material adverse effect on the Company’s ability to continue as a going concern and to achieve its intended business objectives. These facts raise substantial doubt about the Company’s ability to continue as a going concern, and there can be no assurance that the Company will be successful in its efforts to enhance its liquidity situation. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

NOTE 2. Summary of Significant Accounting Policies

Basis of Presentation. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation. The consolidated financial statements include the financial statements of WaferGen Bio-systems, Inc. and its subsidiaries. All significant transactions and balances between the WaferGen Bio-systems, Inc. and its subsidiaries have been eliminated in consolidation.

Use of Estimates. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results and outcomes could differ from these estimates and assumptions.

Cash and Cash Equivalents. We consider all highly liquid debt investments with a remaining maturity of three months or less when purchased to be cash and cash equivalents.

Foreign Currencies. Assets and liabilities of non-U.S. subsidiaries that operate in a local currency environment, where that local currency is the functional currency, are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenues and expenses are translated at the average rates of exchange prevailing during each reporting period. Remeasurement adjustments resulting from this process are charged or credited to other comprehensive income (loss).

Fair Value of Financial Instruments. The carrying amounts of accounts receivable, prepaid expenses and other current assets, other assets, accounts payable, accrued payroll, accrued severance pay, accrued vacation and other accrued expenses approximate fair value due to the short-term maturities of these instruments.

Concentration of Credit Risk. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and accounts receivable. The Company places its cash in commercial banks. Accounts in the United States are secured by the Federal Deposit Insurance Corporation. Accounts in Malaysia are also guaranteed by the Malaysian government. The Company’s total deposits at commercial banks usually exceed the balances insured.

The Company generally requires no collateral from its customers. At December 31, 2009, four customers accounted for 30%, 29%, 28% and 12% of accounts receivable. At December 31, 2008, two different customers accounted for 90% and 10% of accounts receivable. For the year ended December 31, 2009, four customers accounted for 20%, 20%, 19% and 18% of total revenues. For the year ended December 31, 2008, three different customers accounted for 13%, 11% and 9% of total revenues.

Accounts Receivable. An allowance for doubtful accounts will be recorded based on a combination of historical experience, aging analysis, and information on specific accounts. Account balances will be written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company has not recorded an allowance against its receivables based on management’s estimate that the balance at December 31, 2009 and 2008 is fully collectible.

Inventory. Inventory is recorded at the lower of cost (first-in, first-out) or market value. Additionally, the Company evaluates its inventory in terms of excess and obsolete exposures. Inventory cost includes the cost of the product the Company paid to third party vendors.

Prepaid Expenses. Prepaid expenses are advance payment for products or services that will be used in operations and expensed based on usage, events, or the passing of time.

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

Property and Equipment. Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets as follows:

Equipment	3 to 5 years
Tools and molds	3 years
Leasehold improvements	3 to 5 years, or remaining lease term if shorter
Furniture and fixtures	5 years

Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred. Upon retirement or sale, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in operating expenses.

Impairment of Long-Lived Assets. The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets may warrant revision or that the remaining balance of long-lived assets may not be recoverable. When factors indicate that long-lived assets should be evaluated for possible impairment, the Company uses an estimate of the related undiscounted future cash flows over the remaining life of the long-lived assets in measuring whether they are recoverable. If the estimated undiscounted future cash flows exceed the carrying value of the asset, a loss is recorded as the excess of the assets carrying value over its fair value. No assets were determined to be impaired in 2009 and 2008.

Income Taxes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for loss carry-forwards and other deferred tax assets where it is more likely than not that such loss carry-forwards and deferred tax assets will not be realized.

Revenue Recognition. The Company recognizes revenue when (i) delivery of product has occurred or services have been rendered, (ii) there is persuasive evidence of a sale arrangement, (iii) selling prices are fixed or determinable, and (iv) collectability from the customers (individual customers and distributors) is reasonable assured. Revenue consists primarily of revenue generated from the sale of the Company’s products. Revenue is recorded when the risk and rewards of ownership are transferred to our customers (individual customers and distributors). This generally occurs when the Company’s products are shipped from our facility as title has passed. Revenue is recorded net of estimated cash discount. The Company estimates and accrues warranty costs at the time the product is sold. To date, warranty accruals and warranty costs have not been material. The Company estimates and accrues an allowance for sale returns at the time the product is sold. To date, sales returns have not been material. Distributors have a fourteen day inspection period however this period is not an acceptance provision that purports to be a trial or evaluation purpose, is not an acceptance provision that grants a right of return or exchange on the basis of subjective matters, and is not an acceptance provision based on customer-specific objective criteria. The fourteen day inspection period is an acceptance provision that is based on seller-specified objective criteria.

Expense Recognition. Expenses are charged to expense as incurred.

Stock-Based Compensation. The Company measures the fair value of all stock-based awards to employees, including stock options, on the grant date and records the fair value of these awards, net of estimated forfeitures, to compensation expense over the service period. The fair value of awards to consultants is measured on the dates on which performance of services is completed, with interim valuations recorded at balance sheet dates while performance is in progress. The fair value of options is estimated using the Black-Scholes valuation model, and of restricted stock is based on the Company’s closing share price on the measurement date.

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

The weighted-average grant date fair value of options awarded in the years ended December 31, 2009 and 2008, respectively, were $0.56 and $0.28. These fair values were estimated using the following assumptions:

	December 31, 2009	December 31, 2008

Risk-free interest rate	1.31% - 2.97%	2.37% - 3.34%

Expected term	4.75 Years	4.75 - 5.00 Years

Expected volatility	40.04% - 42.22%	16.97% - 33.31%

Dividend yield	0%	0%

Risk-free Interest Rate. This is the United States Treasury rate for the day of the grant having a term equal to the expected term of the option. An increase in the risk-free interest rate will increase the fair value and the related compensation expense.

Expected Term. This is the period of time over which the award is expected to remain outstanding and is based on management’s estimate, taking into consideration the vesting terms, the contractual life, and historical experience. An increase in the expected term will increase the fair value and the related compensation expense.

Expected Volatility. This is a measure of the amount by which the stock price has fluctuated or is expected to fluctuate. Since the Company’s stock has not been traded for as long as the expected term of the options, the Company uses a weighted-average of the historic volatility of four comparable companies over the retrospective period corresponding to the expected life of the Company’s own options on the grant date. Extra weighting is attached to those companies most similar in terms of size and business activity. An increase in the expected volatility will increase the fair value and the related compensation expense.

Dividend Yield. The Company has not made any dividend payments nor does it have plans to pay dividends in the foreseeable future. An increase in the dividend yield will decrease the fair value and the related compensation expense.

Forfeiture Rate. This is a measure of the amount of awards that are expected to not vest. An increase in the estimated forfeiture rates will decrease the related compensation expense.

Research and Development. Research and development costs are charged to operations as incurred.

Other Comprehensive Income. Other Comprehensive Income arises solely due to the cumulative translation adjustments which ensue from our Accounting Policy for Foreign Currencies.

Net Loss Per Share. Basic net loss per share to common stockholders is calculated based on the weighted-average number of shares of common stock outstanding during the period excluding those shares that are subject to repurchase by the Company. Diluted net loss per share attributable to common shareholders would give effect to the dilutive effect of potential common stock consisting of stock options, warrants, and preferred stock. Dilutive securities have been excluded from the diluted net loss per share computations as they have an antidilutive effect due to the Company’s net loss.

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

The following outstanding stock options, warrants, and preferred stock (on an as-converted into common stock basis) were excluded from the computation of diluted net loss per share attributable to holders of common stock as they had an antidilutive effect as of December 31, 2009 and 2008:

	Year Ended December 31,
	2009	2008

Shares issuable upon exercise of common stock options	1,409,279	524,954

Shares issuable upon exercise of common stock warrants	96,125	—

Shares issuable upon conversion of RCPS	1,095,909	240,741

Total common share equivalents excluded from
denominator for diluted EPS computation	2,601,313	765,695

Segments. Segments are defined as components of the Company’s business for which separate financial information is available that is evaluated by the Company’s chief operating decision maker (its CEO) in deciding how to allocate resources and assess performance. The Company presently has only one overall operating segment. See Note 12 below.

Recent Accounting Pronouncements. In the third quarter of 2009, the Company adopted the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”). The ASC is the single official source of authoritative, nongovernmental GAAP, other than guidance issued by the SEC, and the FASB now issues new standards in the form of Accounting Standards Updates (“FASB ASUs”). The adoption of the ASC impacts our financial reporting process by eliminating all references to pre-codification standards; however, it did not have a material impact on our financial statements.

In February 2010, the FASB issued FASB ASU 2010-09, “Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements”. This guidance requires SEC filers to evaluate subsequent events through the date on which the financial statements are issued, and is effectively immediately. The new guidance does not have an effect on our consolidated financial condition or results of operations.

In December 2009, the FASB issued ASU 2009-17, “Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”. This guidance 1) replaces the quantitative-based risks and rewards calculation for determining whether an enterprise is the primary beneficiary in a variable interest entity (“VIE”) with an approach that is primarily qualitative, 2) requires ongoing assessments of whether an enterprise is the primary beneficiary of a VIE, and 3) requires additional disclosures about an enterprise’s involvement in VIEs. This guidance is effective for financial statements issued for fiscal years beginning after November 15, 2009, and will become effective for us on January 1, 2010. We expect the adoption of this guidance will not have a material impact on our consolidated financial condition or results of operations, as we have not engaged in transactions with VIEs.

In December 2009, the FASB issued ASU 2009-16, “Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets”. This guidance requires enhanced disclosures about transfers of financial assets and a company’s continuing involvement in transferred assets. This guidance is effective for financial statements issued for fiscal years beginning after November 15, 2009, and will become effective for us on January 1, 2010. We expect the adoption of this guidance will not have a material impact on our disclosures, since we have not engaged in transfers of financial assets.

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

NOTE 3. Inventories

Inventories consisted of the following at December 31, 2009 and 2008:

	December 31, 2009	December 31, 2008

Finished goods	$170,448	$227,272
Less allowance for excess and obsolete inventory	(130,478)	—

Inventories, net	$39,970	$227,272

NOTE 4. Property and Equipment

Property and equipment consisted of the following at December 31, 2009 and 2008:

	December 31, 2009	December 31, 2008

Equipment	$1,154,406	$1,014,212
Tools & molds	72,437	72,437
Leasehold improvements	63,470	63,163
Furniture and fixtures	42,570	42,206

Total property and equipment	1,332,883	1,192,018

Less accumulated depreciation and amortization	(890,887)	(396,679)

Property and equipment, net	$441,996	$795,339

Depreciation and amortization expense totaled $493,112 and $294,249 for the years ended December 31, 2009 and 2008, and $913,660 for the period from inception to December 31, 2009.

Equipment includes the following amounts under leases at December 31, 2009 and 2008:

	December 31, 2009	December 31, 2008

Cost	$178,712	$178,712
Accumulated depreciation	(168,886)	(63,639)

Total	$9,826	$115,073

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

NOTE 5. Commitments and Contingencies

The Company leases its office space for use in its operations under non-cancellable operating leases that expire in April 2015 and March and December 2010. The Company leases equipment under two capital leases that expire in January 2010 and August 2011.

Aggregate future minimum lease obligations for leases in effect as of December 31, 2009 are as follows:

	Operating Leases	Capital Leases

Year ending December 31,
2010	$287,207	$23,301
2011	399,069	9,117
2012	441,278	—
2013	464,301	—
2014	487,324	—
Thereafter	168,837	—

Total minimum lease obligations	$2,248,016	32,418

Less amounts representing interest		(1,903)

Present value of future minimum lease payments		30,515

Less current portion of capital lease obligation		(21,663)

Capital lease obligation, less current portion		$8,852

Rent expense totaled $210,009 and $210,133 for the years ended December 31, 2009 and 2008, respectively, and $694,267 for the period from inception to December 31, 2009.

Interest expense related to capital leases totaled $5,495 and $14,851 for the years ended December 31, 2009 and 2008, respectively, and $23,359 for the period from inception to December 31, 2009.

NOTE 6. Redeemable Convertible Preference Shares in Subsidiary

On July 18, 2008, the Company’s Malaysian subsidiary, WaferGen Biosystems (M) Sdn. Bhd. (“WGBM”), received $1,000,000, less 3% issuance costs, in exchange for the issuance of Series A Redeemable Convertible Preference Shares (“RCPS”) of WGBM in a private placement to Malaysian Technology Development Corporation Sdn. Bhd. (“MTDC”), a venture capital and development firm in Malaysia. WGBM sold 444,444 Series A RCPS in this private placement at the U.S. dollar equivalent of $2.25 per share. A second closing occurred on November 27, 2008, and proceeds of $1,000,000, less 3% issuance costs, from the sale of an additional 444,444 shares of Series A RCPS were received.

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

On June 8, 2009, WGBM received $250,000, less an exchange loss of $18,029 and issuance costs totaling $19,393, in exchange for the issuance of 111,111 Series B RCPS to Expedient Equity Ventures Sdn. Bhd. (“EEV”), in a private placement at the U.S. dollar equivalent of $2.25 per share. On September 23, 2009, WGBM received $500,000, less issuance costs totaling $7,500, in exchange for the issuance of 222,222 Series B RCPS to Prima Mahawangsa Sdn. Bhd. (“PMSB”), in a private placement at the U.S. dollar equivalent of $2.25 per share. These represent the first of two equal tranches under a Share Subscription Agreement dated April 3, 2009 (“SSA”) to sell 444,444 and 222,222 Series B RCPS to PMSB and EEV, respectively, both venture capital and development firms in Malaysia.

On September 18, 2009, WGBM received $423,128, less issuance costs totaling $11,319, in exchange for the issuance of 188,057 Series B RCPS to Kumpulan Modal Perdana Sdn. Bhd. (“KMP”), in a private placement at the U.S. dollar equivalent of $2.25 per share. This represents the full amount receivable under an SSA dated July 1, 2009 to sell Series B RCPS to KMP, a venture capital and development firm in Malaysia.

Under the terms of a Deed of Adherence dated April 3, 2009, certain rights of the holders of the Series A RCPS were modified; also, the use of funds raised through the issuance of both Series A and Series B RCPS was restricted, requiring at least 60% of the total to be utilized for the Company’s operations in Malaysia.

Following these modifications, the rights of the holders of RCPS include, but are not limited to, the right

(a) to put to the Company their RCPS (or ordinary shares in WGBM received on conversion of those RCPS under paragraph (c) below) at any time during the year 2011 if the share price is below $2.25, to redeem for cash (or, for Series A, at the Company’s option, and for Series B, at the holder’s option, shares in the Company of equivalent value) the amount originally invested in USD plus a premium of 6% (for Series A) or 8% (for Series B), compounded annually, with yearly rests;

(b) to cause the Company to exchange their RCPS for common stock of the Company at an exchange rate of US$2.25 per share of common stock, provided (in the case of Series B RCPS) that if during the 10-day trading period immediately prior to the holder’s conversion notice the average closing price of the Company’s common stock is less than US$2.647, then the holder’s RCPS shall convert at an exchange rate equal to 85% of such 10-day average closing price;

(c) to convert their RCPS into ordinary shares of the subsidiary, WGBM, at any time, at a conversion rate of $33.33 per share;

(d) to cause the subsidiary, WGBM, to redeem the RCPS in whole or in part at any time after December 31, 2011 for the principal paid plus a premium of 20% per annum, not compounding, from funds legally available for distribution (i.e. retained earnings; there is presently an accumulated deficit in WGBM of approximately $1.5 million);

(e) until December 31, 2010, to put to Alnoor Shivji, our CEO and President, their Series B RCPS (the Series A RCPS put rights expired on May 15, 2009) for $5.625 in cash per share in the event that Mr. Shivji (a) transfers, in one or more transactions, more than 2,603,425 shares of Common Stock, approximating 80% of his stockholding, to one or more persons other than his affiliates or relatives or (b) voluntarily resigns from the board of directors of the Company if such resignation is not approved by, or is not pursuant to a restructuring of the Company or the Malaysian Subsidiary approved by, holders of a majority of the outstanding Series B RCPS at the time of such resignation;

(f) of first offer on any transfers or new issuance of subsidiary shares (for Series A only); and

(g) for each of Series A and Series B RCPS, to appoint one of the seven directors of the subsidiary.

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

The balance in RCPS comprises the following at December 31, 2009 and 2008:

	December 31, 2009	December 31, 2008
SERIES A
Proceeds from issuance of RCPS	$2,000,000	$2,000,000
Issuance costs	(60,000)	(60,000)
Accretion of issuance costs	25,416	5,416
Accretion of redemption premium	154,450	32,500

Total Series A RCPS	2,119,866	1,977,916

SERIES B
Proceeds from issuance of RCPS	1,155,099	—
Issuance costs	(38,212)	—
Exchange loss on issuance	18,029	—
Accretion of issuance costs	4,538	—
Accretion of redemption premium	31,674	—

Total Series B RCPS	1,171,128	—

Total RCPS	$3,290,994	$1,977,916

WGBM is authorized to issue 200,000,000 RCPS with a par value of RM0.01. There were 1,410,278 and 888,888 RCPS issued and outstanding at December 31, 2009 and 2008, respectively.

NOTE 7. Stock Options and Warrants

In 2003, WaferGen’s Board of Directors adopted the 2003 Incentive Stock Plan (the “2003 Plan”). The 2003 Plan authorized the Board of Directors to grant incentive stock options and non-statutory stock options to employees, directors, and consultants for up to 1,500,000 shares of common stock. Under the Plan, incentive stock options and nonqualified stock options could be granted. Incentive stock options were to be granted at a price that is no less than 100% of the fair value of the stock at the date of grant. Options vest over a period according to the Option Agreement, and are exercisable for a maximum period of ten years after date of grant. Options granted to stockholders who own more than 10% of the outstanding stock of WaferGen at the time of grant must be issued at an exercise price no less than 110% of the fair value of the stock on the date of grant. In November 2006, WaferGen increased the aggregate number of shares of Common Stock that may be issued under the 2003 Plan to a total authorized reserve of 2,500,000 shares, a 1,000,000 share increase. The 2003 Plan was frozen when the 2007 Plan was adopted, resulting in no further options available for grant.

In January, 2007 the Company’s Board of Directors and stockholders adopted the 2007 Stock Option Plan (the “2007 Plan”). The purpose of the 2007 Plan was to provide an incentive to retain the employment of directors, officer, consultants, advisors and employees of the Company, persons of training, experience and ability, to attract new directors, officers, consultants, advisors and employees whose services are considered valuable, to encourage the sense of proprietorship, and to stimulate the active interest of such persons into the Company’s development and financial success. Under the 2007 Plan, the Company was authorized to issue incentive stock options intended to qualify under Section 422 of the Code, non-qualified stock options and restricted stock. The 2007 Plan was frozen when the 2008 Plan was adopted, resulting in no further options available for grant.

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

On June 5, 2008, the Company’s stockholders adopted the 2008 Stock Incentive Plan (the “2008 Plan”) following approval of the 2008 Plan by the Board of Directors. The 2008 Plan initially authorized the issuance of up to 2,000,000 shares of common stock pursuant to the terms of the 2008 Plan. On December 4, 2009, the Company’s stockholders approved an amendment to the 2008 Plan, adding an additional 1,500,000 shares, bringing the total to 3,500,000 shares of our common stock available for issuance under the 2008 Plan. Notwithstanding the foregoing, no more than 1,750,000 shares of our common stock may be granted pursuant to awards restricted stock and restricted stock units. The number of shares of our common stock available under the 2008 Plan will be subject to adjustment in the event of a stock split, stock dividend or other extraordinary dividend, or other similar change in our common stock or our capital structure. The purpose of the 2008 Plan is to provide an incentive to retain the employment of directors, officers, consultants, advisors and employees of the Company, to attract new personnel whose training, experience and ability are considered valuable, to encourage the sense of proprietorship, and to stimulate the active interest of such persons in the Company’s development and financial success. Under the 2008 Plan, the Company is authorized to issue incentive stock options intended to qualify under Section 422 of the Code, non-qualified stock options and restricted stock. Awards may vest over varying periods, as specified by the Company’s Board of Directors for each grant, and have a maximum term of seven years from the grant date. The 2008 Plan is administered by the Company’s Board of Directors.

The Company has issued both options and restricted stock under these Plans. Restricted stock grants afford the recipient the opportunity to receive shares of common stock, subject to certain terms, whereas options give them the right to purchase common stock at a set price. Both the Company’s options and restricted stock issued to employees generally have vesting restrictions that are eliminated over a four-year period, although vesting may be over a shorter period, or may occur on the grant date, depending on the terms of each individual award.

A summary of stock option and restricted stock transactions in the last two years is as follows:

		Stock Options		Restricted Stock
	Shares	Number of	Weighted	Number of	Weighted
	Available	Options	Average	Options	Average
	for Grant	Outstanding	Exercise Price	Outstanding	Grant-Date
					Fair Value

Balance at January 1, 2008	390,500	2,268,736	$1.3469	36,556	$1.0292
2008 Plan	2,000,000	—	$—	—	$—
2007 Plan frozen	(10,500)	—	$—	—	$—
Granted	(1,807,000)	1,807,000	$1.6704	—	$—
Exercised	—	(27,536)	$0.1482	—	$—
Vested	—	—	$—	(14,173)	$1.0071
Forfeited	161,500	(310,458)	$2.0023	—	$—
Cancelled	—	(51,042)	$1.9751	—	$—

Balance at December 31, 2008	734,500	3,686,700	$1.4505	22,383	$1.0432
2008 Plan Amendment	1,500,000	—	$—	—	$—
Granted	(1,257,000)	1,127,000	$1.6207	130,000	$2.0154
Exercised	—	(38,819)	$1.0298	—	$—
Vested	—	—	$—	(144,175)	$1.9163
Forfeited	310,479	(393,135)	$1.5072	—	$—
Cancelled	150,000	(232,344)	$2.7135	—	$—

Balance at December 31, 2009	1,437,979	4,149,402	$1.4246	8,208	$1.1055

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

The weighted average fair value of options granted in the years ended December 31, 2009 and 2008, was $0.56 and $0.28, respectively. The fair value of options vested in the years ended December 31, 2009 and 2008, was $528,804 and $371,887, respectively.

The following table summarizes information concerning outstanding options as of December 31, 2009:

			Options Outstanding			Options Exercisable
			Number	Weighted		Number	Weighted
			Outstanding	Average	Weighted	Exercisable	Average	Weighted
Range of			as of	Remaining	Average	as of	Remaining	Average
Exercise			December 31,	Contractual	Exercise	December 31,	Contractual	Exercise
Prices			2009	Life (in Years)	Price	2009	Life (in Years)	Price

$0.0002	-	$0.0185	191,668	4.30	$0.0064	191,668	4.30	$0.0064
$0.1482	-	$0.4630	429,234	6.86	$0.3561	402,692	6.87	$0.3667
$0.6000	-	$1.0000	273,000	5.87	$0.9414	156,334	5.89	$0.8977
$1.1000	-	$1.6500	1,892,000	6.75	$1.4060	913,935	7.05	$1.4738
$1.7800	-	$2.2500	1,363,500	7.19	$2.0829	853,605	7.14	$2.1319

			4,149,402	6.73	$1.4246	2,518,234	6.77	$1.3724

The aggregate intrinsic value of options outstanding and exercisable at December 31, 2009 was $3,161,943 and $2,059,610, respectively. Aggregate intrinsic value is the total pretax amount (i.e., the difference between the Company’s stock price and the exercise price) that would have been received by the option holders had all their in-the-money options been exercised.

The Company received $39,976 for the 38,819 options exercised during the year ended December 31, 2009, which had an intrinsic value of $39,855. The Company received $4,079 for the 27,536 options that were exercised during the year ended December 31, 2008, which had an aggregate intrinsic value of $50,991.

The amounts expensed for stock-based compensation totaled $838,952 and $388,650 for the years ended December 31, 2009 and 2008, respectively, and $2,528,483 for the period from inception to December 31, 2009. The sum expensed in the year ended December 31, 2009 includes $262,000 for restricted stock awards to consultants.

At December 31, 2009, the total stock-based compensation cost not yet recognized, net of estimated forfeitures, was $714,087. This cost is expected to be recognized over an estimated weighted average amortization period of 2.55 years. No amounts related to stock-based compensation costs have been capitalized. The tax benefit and the resulting effect on cash flows from operations and financial activities, related to stock-based compensation costs were not recognized as the Company currently provides a full valuation allowance for all of its deferred taxes.

The Company also has a total of 6,650,839 warrants outstanding and exercisable at December 31, 2009, as summarized below. The 752,040 warrants expiring in May 2013 were issuable in December 2009 to replace the 717,985 warrants with an exercise price of $2.65 that were issuable in August 2009 to replace the 689,370 warrants with an exercise price of $2.76 that were issuable in June 2009 to replace the 634,220 warrants with an exercise price of $3.00 that were issued in May 2008. The 1,795,062 warrants expiring in June and August 2014 were issuable in December 2009 to replace the 1,750,185 warrants with an exercise price of $2.00 that were issued in June and August 2009. All of these replacements were made due to the weighted-average anti-dilution price protection that is provided to the holders. The 150,000 warrants expiring in November 2015 were issued in exchange for the cancellation in September 2009 of an equal number of options, with substantially the same terms, that were issued to a consultant in November 2008 and vested on the award date.

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

A summary of outstanding Common Stock Warrants as of December 31, 2009 is as follows:

		Exercise	Expiration
Securities into which warrants are convertible	Shares	Price	Date

Common Stock	44,401	$1.41	March 2012
Common Stock	1,795,062	$1.95	June and August 2014
Common Stock	2,916,459	$2.25	May and June 2012
Common Stock	942,877	$2.50	December 2014
Common Stock	752,040	$2.53	May 2013
Common Stock	150,000	$3.00	November 2015
Common Stock	50,000	$3.25	December 2014

Total	6,650,839

NOTE 8. Income Taxes

The provision for income taxes consists of the following for the years ended December 31, 2009 and 2008, and the period from inception to December 31, 2009:
		December 31,	December 31,	Period From October 22, 2002 (Inception) to
		2009	2008	December 31, 2009

Current:
Federal		$—	$—	$—
State		—	—	—
Foreign		—	—	—

	Total Current	$—	$—	$—

Deferred:
Federal		$—	$—	$—
State		—	—	—
Foreign		—	—	—

	Total Deferred	$—	$—	$—

	Provision for income taxes	$—	$—	$—

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

A reconciliation of the provision for income taxes with the expected provision for income taxes computed by applying the federal statutory income tax rate 34% to the net loss before provision for income taxes for the years ended December 31, 2009 and 2008, and the period from inception to December 31, 2009, is as follows:

	December 31,	December 31,	Period From October 22, 2002 (Inception) to
	2009	2008	December 31, 2009

Provision for income taxes at federal statutory rate	$(3,419,165)	$(2,746,980)	$(10,177,094)
Federal research and development tax credits	(155,210)	(150,000)	(594,389)
Expenses not deductible	200,585	137,379	798,471
Foreign loss taxed at lower rates	44,792	64,774	109,566
Change in federal valuation allowance	3,328,998	2,694,827	9,863,446

Provision for income taxes	$—	$—	$—

The components of the deferred tax assets as of December 31, 2009 and 2008, are as follows:

	December 31,	December 31,
	2009	2008

Deferred tax assets:
Net operating loss carryforwards	$9,703,709	$6,613,525
Capitalized start-up cost and research and development cost	851,082	915,399
Research and development tax credit	973,788	700,546
Depreciation on property and equipment	38,410	12,603
Reserves and accruals	201,797	81,949

Total deferred tax asset	11,768,786	8,324,022

Valuation allowance	(11,768,786)	(8,324,022)

Net deferred tax assets	$—	$—

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

The following deferred income taxes were provided for the years ended December 31, 2009 and 2008, and the period from inception to December 31, 2009:

	December 31,	December 31,	Period From October 22, 2002 (Inception) to
	2009	2008	December 31, 2009

Deferred tax assets:
Net operating loss carryforwards	$3,090,184	$3,388,042	$9,703,709
Capitalized start-up cost and research and development cost	(64,317)	(130,771)	851,082
Research and development tax credit	273,242	117,564	973,788
Depreciation on property and equipment	25,807	(9,167)	38,410
Reserves and accruals	119,848	(97,972)	201,797
Valuation allowance	(3,444,764)	(3,267,696)	(11,768,786)

Net deferred income taxes	$—	$—	$—

Based on the available objective evidence, management believes it is more likely than not that the net deferred tax assets will not be fully realizable. Accordingly, the Company has provided a full valuation allowance against its net deferred tax assets. There are no prior year tax returns under audit by taxing authorities, and management is not aware of any impending audits.

At December 31, 2009, the Company had federal and state net operating loss carry-forwards of approximately $23,500,000 and foreign operating loss carry-forwards of approximately $1,400,000. The federal, state, and foreign net operating loss carry-forwards will expire in various periods through 2029.

At December 31, 2009, the Company had federal and state research and development tax credits of approximately $500,000. The federal research and development tax credits will expire in various periods through 2029 and the California state research and development tax credit can be carried forward indefinitely.

Utilization of net operating loss carry-forwards may be subject to substantial limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and tax credits before utilization.

Tax years that remain open for examination are 2005, 2006, 2007, 2008 and 2009.

NOTE 9. Cash Flow Information

Cash paid during the years ended December 31, 2009 and 2008, and the period from inception to December 31, 2009, is as follows:

			Period From October 22,
	Year Ended December 31,		2002 (Inception) to
	2009	2008	December 31, 2009

Interest	$9,204	$14,851	$42,541

Income taxes	$—	$—	$—

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

Supplemental disclosure of non-cash investing and financing activities for the years ended December 31, 2009 and 2008, and the period from inception to December 31, 2009, is as follows:

			Period From October 22,
	Year Ended December 31,		2002 (Inception) to
	2009	2008	December 31, 2009

Accretion on Series B Preferred Stock	$—	$—	$155,998

Accretion on Redeemable Convertible Preference Shares	$178,162	$37,916	$216,078

Conversion of due to a stockholder to notes payable	$—	$—	$61,588

Issuance of warrants with notes payable	$—	$—	$171,053

Conversion of debt to Common Stock	$—	$—	$240,000

Conversion of debt to Series A Preferred Stock	$—	$—	$2,977,579

Deposit in equipment in 2007 lapsed in 2008	$—	$51,446	$51,446

Property and equipment acquired with capital leases	$—	$131,550	$256,326

Issuance of warrants with private placement	$281,334	$—	$347,653

Issuance of warrants for consulting services	$37,085	$—	$37,085

NOTE 10. Fair Value of Financial Instruments

Fair value measurements are determined under a three-level hierarchy for fair value measurements that prioritizes the inputs to valuation techniques used to measure fair value, distinguishing between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (“observable inputs”) and the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (“unobservable inputs”).

Fair value is the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. In determining fair value, we primarily use prices and other relevant information generated by market transactions involving identical or comparable assets (“market approach”). We also consider the impact of a significant decrease in volume and level of activity for an asset or liability when compared with normal activity to identify transactions that are not orderly.

The highest priority is given to unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Securities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

The three hierarchy levels are defined as follows:

Level 1 - Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Credit risk adjustments are applied to reflect the company’s own credit risk when valuing all liabilities measured at fair value. The methodology is consistent with that applied in developing counterparty credit risk adjustments, but incorporates the company’s own credit risk as observed in the credit default swap market.

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2009:

	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$5,953,639	$—	$—	$5,953,639

NOTE 11. Contingencies

From time to time we may be involved in claims arising in connection with our business. Although there can be no assurance as to the ultimate outcome, we generally have denied, or believe we have a meritorious defense and will deny, liability in all cases pending against the Company, including the matters described below, and we intend to defend vigorously each such case. Based on information currently available, we believe that the amount, or range, of reasonably possible losses in connection with the actions against us, including the matters described below, in excess of established reserves, in the aggregate, not to be material to our consolidated financial condition or cash flows. However, losses may be material to the Company’s operating results for any particular future period, depending on the level of income for such period.

Vida Communication v. WaferGen. In July 2009, an action entitled Vida Communication, Inc. (“Vida”) v. WaferGen Bio-systems, Inc. was filed in the San Francisco Superior Court. Vida, a company that had been providing investor relations services, is suing the Company for a total of $165,000. The case is in the discovery stage. The Company believes the claims are without merit, and intends to vigorously defend itself against such action.

In addition, we anticipate that we will expend significant financial and managerial resources to defend our intellectual property rights in the future if we believe that our rights have been infringed. We also anticipate that we will expend significant financial and managerial resources to defend against claims that our products and services infringe upon the intellectual property rights of third parties.

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

NOTE 12. Business Segment Information

Operating segments are defined as component of the Company’s business for which separate financial information is available that is evaluated by the Company’s chief operating decision maker (its CEO) in deciding how to allocate resources and assessing performance. The Company presently has only one operating segment.

Revenue by geographic areas for the years ended December 31, 2009 and 2008, are as follows:

	2009	2008

North America	$346,185	$318,377
Asia	1,035	60,773
Europe	32,153	210,330
Other	—	32,386

Total revenue	$379,373	$621,866

Long-lived assets by geographic areas as of December 31, 2009 and 2008, are as follows:

	2009	2008

United States	$287,770	$613,256
Malaysia	154,226	182,083

Total long-lived assets	$441,996	$795,339

WAFERGEN BIO-SYSTEMS, INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

NOTE 13. Quarterly Financial Data (Unaudited)

Selected summarized quarterly financial information for fiscal 2009 and 2008 is as follows:

	Year ended December 31, 2009
	First	Second	Third	Fourth

Revenue	$41,838	$68,918	$78,860	$189,757
Gross margin	$26,006	$(55,014)	$11,963	$133,377
Net loss	$(1,777,800)	$(2,870,984)	$(2,464,031)	$(2,943,551)
Net loss applicable to common stockholders	$(1,812,800)	$(2,907,400)	$(2,507,707)	$(3,006,621)
Net loss per share - basic and diluted	$(0.07)	$(0.11)	$(0.09)	$(0.10)

	Year ended December 31, 2008
	First	Second	Third	Fourth

Revenue	$181,640	$176,851	$197,951	$65,424
Gross margin	$106,623	$119,803	$123,995	$30,412
Net loss	$(1,892,291)	$(2,143,217)	$(2,070,317)	$(1,935,612)
Net loss applicable to common stockholders	$(1,892,291)	$(2,143,217)	$(2,084,900)	$(1,958,945)
Net loss per share - basic and diluted	$(0.08)	$(0.09)	$(0.08)	$(0.08)

NOTE 14. Subsequent Events

The Company’s management has evaluated its subsequent events through March 19, 2010, the date on which the Financial Statements were issued, and has identified the following event:

    On March 9, 2010, the Company’s Malaysian subsidiary received $250,000, less an exchange loss and issuance costs, in exchange for the issuance of Series B RCPS (See NOTE 6). WGBM sold 111,111 Series B RCPS in the private placement at the U.S. dollar equivalent of $2.25 per share to EEV, bringing the total issued to 444,444 of the 666,666 Series B RCPS issuable under the terms of the SSA dated April 3, 2009.

PROSPECTUS

Up to 4,356,582 shares of common stock, par value $0.001 per share

April 9, 2010